UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Statements December 31, 2022

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

STATEMENT OF FINANCIAL POSITION

PETROBRAS

December 31, 2022 and 2021 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
Assets	Notes	2022	2021	2022	2021

Cash and cash equivalents	7.1	41,723	58,410	3,627	2,930
Marketable securities	7.2	14,470	3,630	9,109	3,630
Trade and other receivables	13.1	26,142	35,538	87,396	100,110
Inventories	14	45,804	40,486	39,016	33,906
Recoverable income taxes	16.1	859	911	602	526
Other recoverable taxes	16.2	5,960	6,600	5,742	5,842
Others	20	9,271	8,777	11,651	10,469
		144,229	154,352	157,143	157,413
Assets classified as held for sale	30	18,823	13,895	19,365	13,142
Current assets		163,052	168,247	176,508	170,555

Trade and other receivables	13.1	12,729	10,603	10,912	8,450
Marketable securities	7.2	8,159	247	8,159	247
Judicial deposits	18.2	57,671	44,858	57,239	44,543
Deferred income taxes	16.1	4,342	3,371	−	−
Other recoverable taxes	16.2	19,715	18,197	19,349	17,845
Others	20	8,106	2,716	9,524	2,694
Long-term receivables		110,722	79,992	105,183	73,779
Investments	29	8,172	8,427	271,427	269,825
Property, plant and equipment	23	679,182	699,406	699,786	717,355
Intangible assets	24	15,581	16,879	15,426	16,682
Non-current assets		813,657	804,704	1,091,822	1,077,641

Total assets		976,709	972,951	1,268,330	1,248,196

		Consolidated		Parent Company
Liabilities	Notes	2022	2021	2022	2021

Trade payables	15	28,507	30,597	34,714	32,734
Finance debt	31.1	18,656	20,316	120,724	155,461
Lease liability	32	28,994	30,315	29,933	31,544
Income taxes payable	16.1	15,045	4,089	12,690	3,599
Other taxes payable	16.2	15,906	22,325	15,576	22,022
Dividends payable	33.4	21,762	−	21,751	−
Employee benefits	17	11,555	11,967	10,896	11,233
Others	20	15,660	10,464	13,384	8,745
		156,085	130,073	259,668	265,338
Liabilities related to assets classified as held for sale	30	7,646	4,840	7,646	4,651
Current liabilities		163,731	134,913	267,314	269,989

Finance debt	31.1	137,630	178,908	315,417	306,944
Lease liability	32	95,423	98,279	102,227	106,693
Income taxes payable	16.1	1,578	1,676	1,538	1,637
Deferred income taxes	16.1	35,220	6,857	42,511	14,807
Employee benefits	17	55,701	52,310	54,761	51,576
Provisions for legal proceedings	18.1	15,703	11,263	14,609	10,382
Provision for decommissioning costs	19	97,048	87,160	96,552	86,713
Others	20	10,290	12,004	10,807	12,126
Non-current liabilities		448,593	448,457	638,422	590,878
Current and non-current liabilities		612,324	583,370	905,736	860,867

Share capital (net of share issuance costs)	33.1	205,432	205,432	205,432	205,432
Capital reserve and capital transactions		3,102	3,097	3,318	3,313
Profit reserves	33.4	128,562	164,244	128,346	164,028
Accumulated other comprehensive (deficit)		25,498	14,556	25,498	14,556
Attributable to the shareholders of Petrobras		362,594	387,329	362,594	387,329
Non-controlling interests	29.5	1,791	2,252	−	−
Equity		364,385	389,581	362,594	387,329

Total liabilities and equity		976,709	972,951	1,268,330	1,248,196

The notes form an integral part of these financial statements.

3

STATEMENT OF INCOME

PETROBRAS

December 31, 2022 and 2021 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2022	2021	2022	2021

Sales revenues	8	641,256	452,668	613,334	446,862
Cost of sales	9.1	(307,156)	(233,031)	(298,009)	(241,616)
Gross profit		334,100	219,637	315,325	205,246

Income (expenses)
Selling expenses	9.2	(25,448)	(22,806)	(27,113)	(24,110)
General and administrative expenses	9.3	(6,877)	(6,340)	(5,676)	(5,031)
Exploration costs	26	(4,616)	(3,731)	(3,753)	(3,718)
Research and development expenses		(4,087)	(3,033)	(4,089)	(3,032)
Other taxes		(2,272)	(2,180)	(1,873)	(1,913)
Impairment of assets	25	(6,859)	16,890	(6,804)	17,050
Other income and expenses	10	9,023	3,967	10,532	2,905
		(41,136)	(17,233)	(38,776)	(17,849)

Income before finance income (expenses), results in equity-accounted investments and income taxes		292,964	202,404	276,549	187,397

Net finance income (expense):	11	(19,257)	(59,256)	(29,356)	(62,666)
Finance income		9,420	4,458	9,972	4,249
Finance expense		(18,040)	(27,636)	(29,762)	(30,936)
Foreign exchange gains (losses) and inflation indexation		(10,637)	(36,078)	(9,566)	(35,979)
Results in equity-accounted investments	29	1,291	8,427	23,663	23,071
Net income before income taxes		274,998	151,575	270,856	147,802

Income taxes	16.1	(85,993)	(44,311)	(82,528)	(41,134)

Net income of the year		189,005	107,264	188,328	106,668
Attributable to:
Shareholders of Petrobras		188,328	106,668	188,328	106,668
Non-controlling interests		677	596	−	−
Net income of the year		189,005	107,264	188,328	106,668
Basic and diluted earnings per weighted-average of common and preferred share (in R$)	33	14.44	8.18	14.44	8.18

The Notes form an integral part of these Financial Statements.

4

STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

December 31, 2022 and 2021 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2022	2021	2022	2021
Net income for the year		189,005	107.264	188.328	106.668

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans	17.3	(8,297)	27.735	(8.228)	26.963
Deferred income tax		1,109	(7.207)	1.119	(7.119)
		(7,188)	20.528	(7.109)	19.844

Share of other comprehensive income in equity-accounted investments		−	−	(79)	669

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity		28,359	(21.754)	28.359	(21.754)
Reclassified to the statement of income		25,174	24.777	24.832	24.162
Deferred income tax		(18,201)	(1.028)	(18.085)	(819)
	34.3	35,332	1.995	35.106	1.589
Translation adjustments (*)
Recognized in equity		(18,366)	19.003	(18.364)	18.888
Reclassified to the statement of income		−	220	−	35
		(18,366)	19.223	(18.364)	18.923

Share of other comprehensive income (loss) in equity-accounted investments
Recognized in equity	29	1,162	108	1.388	514
		1,162	108	1.388	514

Other comprehensive income		10,940	41.854	10.942	41.539

Total comprehensive income		199,945	149.118	199.270	148.207
Comprehensive income attributable to:
Shareholders of Petrobras		199,270	148.207	199.270	148.207
Non-controlling interests		675	911	−	−
Total comprehensive income		199,945	149.118	199.270	148.207
(*) Includes, in the Consolidated, the effect of R$774, debtor (effect of R$772, creditor, on December 31, 2021), referring to affiliates and joint ventures.
The notes form an integral part of these financial statements.

5

STATEMENT OF CASH FLOWS

PETROBRAS

December 31, 2022 and 2021 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2022	2021	2022	2021
Cash flows from operating activities
Net income for the year		189,005	107,264	188,328	106,668
Adjustments for:
Pension and medical benefits - actuarial gains (expense)	17	6,333	11,215	6,187	10,896
Results of equity-accounted investments	29.3	(1,291)	(8,427)	(23,663)	(23,071)
Depreciation, depletion and amortization	36.1	68,202	63,048	71,377	67,418
Impairment of assets (reversals)	25	6,859	(16,890)	6,804	(17,050)
Inventory write-down (write-back) to net realizable value	14	57	6	−	−
Allowance (reversals) for credit loss on trade and other receivables		331	(187)	542	94
Exploratory expenditure write-offs	26	3,584	1,365	2,740	1,365
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA		(5,883)	(10,669)	(4,944)	(10,042)
Foreign exchange, indexation and finance charges		22,956	58,391	29,420	60,820
Income taxes	16.1	85,993	44,311	82,527	41,134
Revision and unwinding of discount on the provision for decommissioning costs	19	3,858	3,529	3,838	3,504
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation		−	(4,966)	−	(4,598)
Results from co-participation agreements in bid areas	24	(21,660)	(3,317)	(21,651)	(3,317)
Assumption of interest in concessions		−	(888)	−	(888)
Early termination and cash outflows revision of lease agreements		(3,217)	(2,960)	(3,227)	(3,019)
(Gains) losses with legal, administrative and arbitration proceedings, net	10	7,011	3,887	6,564	3,388
Decrease (Increase) in assets
Trade and other receivables		1,891	(10,783)	(73,707)	(68,221)
Inventories		(6,029)	(12,651)	(4,881)	(10,320)
Judicial deposits		(8,844)	(6,165)	(8,671)	(6,095)
Other assets		(1,675)	(1,752)	(2,485)	(2,967)
Increase (Decrease) in liabilities
Trade payables		(2,223)	5,667	2,415	(9,711)
Other taxes payable		(12,903)	14,885	(12,877)	15,382
Pension and medical benefits		(11,035)	(11,848)	(11,017)	(11,837)
Provisions for legal proceedings		(1,956)	(3,517)	(1,804)	(2,757)
Short-term benefits		(808)	(1,777)	(798)	(1,727)
Provision for decommissioning costs		(3,123)	(3,935)	(3,121)	(3,917)
Other liabilities		(876)	1,941	(938)	3,100
Income taxes paid		(59,147)	(11,651)	(58,237)	(10,361)
Net cash provided by operating activities		255,410	203,126	168,721	123,871
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(49,656)	(34,134)	(56,211)	(66,074)
Investments in investees		(138)	(129)	326	2,259
Proceeds from disposal of assets - Divestment		24,815	25,494	24,953	26,346
Financial compensation from co-participation agreements	24	35,769	15,510	35,769	15,510
Divestment (Investment) in marketable securities (*)		(17,072)	(1)	13,719	(47,920)
Dividends received (**)		1,905	4,333	4,109	7,317
Net cash provided by (used in) investing activities		(4,377)	11,073	22,665	(62,562)
Cash flows from financing activities
Changes in non-controlling interest		347	(122)	−	−
Financings and loans operations, net:
Proceeds from finance debt	31.3	15,156	9,647	135,610	158,376
Repayment of principal - finance debt	31.3	(47,337)	(113,549)	(88,497)	(91,635)
Repayment of interest - finance debt (**)	31.3	(9,664)	(12,155)	(14,287)	(25,057)
Repayment of lease liability	32	(28,049)	(31,400)	(29,315)	(33,090)
Dividends paid to Shareholders of Petrobras		(194,200)	(72,153)	(194,200)	(72,153)
Dividends paid to non-controlling interests		(409)	(565)	−	−
Net cash used in financing activities		(264,156)	(220,297)	(190,689)	(63,559)
Effect of exchange rate changes on cash and cash equivalents		(3,636)	3,650	−	−
Net change in cash and cash equivalents		(16,759)	(2,448)	697	(2,250)
Cash and cash equivalents at the beginning of the period		58,482	60,930	2,930	5,180
Cash and cash equivalents at the end of the period		41,723	58,482	3,627	2,930
(*) In the parent company, it includes values referring to changes in investments in FIDC-NP receivables.
(**) The company classifies dividends/interest received and interest paid as cash flow from investing activities and cash flow from financing activities, respectively.
The notes form an integral part of these financial statements.

6

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

December 31, 2022 and 2021 (In millions of reais, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (net of share issuance costs)	Capital reserve, capital transactions and treasury shares	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit pension plans	Cash flow hedge – highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Proposed additional dividends	Retained earnings	Equity attributable to the shareholders of Petrobras	Non-controlling interests	Consolidated Shareholders’ Equity
	205,432	2,665	100,747	(40,570)	(83,585)	(3,575)	20,176	7,584	2,903	90,772	5,861	−	308,410	2,740	311,150
Balance at January 1, 2021	205,432	2,665				(26,983)					127,296	−	308,410	2,740	311,150
Capital increase through reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	11	11
Capital transactions	−	648	−	−	−	−	−	−	−	−	−	−	648	(814)	(166)
Net income (loss)	−	−	−	−	−	−	−	−	−	−	−	106,668	106,668	596	107,264
Other comprehensive income	−	−	18,923	20,513	1,995	108	−	−	−	−	−	−	41,539	315	41,854
Appropriations:
Additional dividends approved at General Shareholders’ Meeting of 2021	−	−	−	−	−	−	−	−	−	−	(5,861)	−	(5,861)	−	(5,861)
Transfer to reserves	−	−	−	−	−	−	5,333	1,027	656	−	−	(7,016)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	(1,743)	37,320	(99,652)	(64,075)	(596)	(64,671)
Balance at December 31, 2021	205,432	3,313	119,670	(20,057)	(81,590)	(3,467)	25,509	8,611	3,559	89,029	37,320	−	387,329	2,252	389,581
	205,432	3,313				14,556					164,028	−	387,329	2,252	389,581

Balance at January 1, 2022	205,432	3,313	119,670	(20,057)	(81,590)	(3,467)	25,509	8,611	3,559	89,029	37,320	−	387,329	2,252	389,581
Capital transactions	−	5	−	−	−	−	−	−	−	−	−	−	5	(777)	(772)
Net income (loss)	−	−	−	−	−	−	−	−	−	−	−	188,328	188,328	677	189,005
Other comprehensive income	−	−	(18,364)	(7,188)	35,332	1,162	−	−	−	−	−	−	10,942	(2)	10,940
Prescribed dividends	−	−	−	−	−	−	−	−	−	−	−	55	55	−	55
Appropriations:
Additional dividends approved at General Shareholders’ Meeting of 2022	−	−	−	−	−	−	−	−	−	−	(37,320)	−	(37,320)	−	(37,320)
Transfer to reserves	−	−	−	−	−	−	9,417	1,027	2,385	−	−	(12,829)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	(47,006)	35,815	(175,554)	(186,745)	(359)	(187,104)
Balance at December 31, 2022	205,432	3,318	101,306	(27,245)	(46,258)	(2,305)	34,926	9,638	5,944	42,023	35,815	−	362,594	1,791	364,385
	205,432	3,318				25,498					128,346	−	362,594	1,791	364,385
The notes form an integral part of these financial statements

7

STATEMENT OF ADDED VALUE

PETROBRAS

December 31, 2022 and 2021 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2022	2021	2022	2021
Income
Sales of products, services provided and other revenues	778,568	597,774	746,909	585,382
Allowance (reversals) for credit loss on trade and other receivables	(331)	187	(542)	(94)
Revenues related to construction of assets for own use	41,433	34,685	40,513	32,652
	819,670	632,646	786,880	617,940
Inputs acquired from third parties
Materials consumed and products for resale	(148,429)	(103,370)	(136,907)	(106,590)
Materials, power, third-party services and other operating expenses	(74,930)	(55,156)	(73,511)	(53,089)
Tax credits on inputs acquired from third parties	(45,712)	(37,924)	(48,086)	(41,512)
Impairment	(6,859)	16,890	(6,804)	17,050
Inventory write-down to net realizable value (market value)	(57)	(6)	−	−
	(275,987)	(179,566)	(265,308)	(184,141)
Gross added value	543,683	453,080	521,572	433,799
Depreciation, depletion and amortization	(75,121)	(69,769)	(78,296)	(74,140)
Net added value produced by the Company	468,562	383,311	443,276	359,659
Transferred added value
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	4,962	−	4,598
Share of profit of equity-accounted investments	1,291	8,427	23,663	23,071
Finance income	9,420	4,458	9,972	4,249
Rents, royalties and others	3,772	1,948	6,299	2,724
	14,483	19,795	39,934	34,642
Total added value to be distributed	483,045	403,106	483,210	394,301

Distribution of added value

Personnel and officers
Direct compensation
Salaries	15,545	14,429	13,723	12,562
Profit sharing	678	671	647	597
Variable compensation	2,855	2,556	2,666	2,377
	19,078	17,656	17,036	15,536
Benefits
Short-term benefits	952	845	774	622
Pension plan	4,617	4,742	4,495	4,658
Medical plan	3,465	7,806	3,281	7,430
	9,034	13,393	8,550	12,710
FGTS	1,079	1,003	987	905
	29,191	32,052	26,573	29,151
Taxes
Federal (*) (**)	180,123	145,551	177,118	138,894
State	41,040	40,694	39,932	38,980
Municipal	815	787	295	262
Abroad (*)	2,858	(216)	−	−
	224,836	186,816	217,345	178,136
Financial institutions and suppliers
Interest, and exchange and indexation charges	33,951	71,520	44,560	74,390
Rental and leases	6,062	5,454	6,404	5,956
	40,013	76,974	50,964	80,346
Shareholders
Dividends	155,965	85,828	155,965	85,828
Interest on capital	19,589	13,824	19,589	13,824
Non-controlling interests	677	596	−	−
Profit retention	12,774	7,016	12,774	7,016
	189,005	107,264	188,328	106,668
Added value distributed	483,045	403,106	483,210	394,301
(*) Includes production taxes. (**) As of December 31, 2022 and 2021, includes amounts referring to deferred income tax and social contribution as per Note 16.1.
The notes form an integral part of these financial statements

8

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro SA – Petrobras, hereinafter referred to as “Petrobras” or “company”, is a mixed capital company, under the control of the Federal Government, with an indefinite term, governed by the rules of private law - in general - and, specifically, by the Law No. 6,404, of December 15, 1976 (Brazilian Corporation Law), by Law No. 13,303, of June 30, 2016 (State-owned Companies' Legal Statute), by Decree No. 8,945, of December 27, 2016, and by its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). These Regulations shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of public offerings provided for in the Company's Bylaws, except in certain cases, due to a specific rule.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its corporate purpose will be developed by the company, in a free competition with other companies, according to market conditions, observing the other legal principles and guidelines, such as the Petroleum Law (Law No. 9,478/97) and the Gas Law (Law nº 14.134/21). However, Petrobras may have its activities, as long as they are in line with its corporate purpose, guided by the Union, in order to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy, when:

I – established by law or regulation, as well as under agreements provisions with a public entity that is competent to establish such obligation, abiding with the broad publicly stated of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee will evaluate and measure the difference between market conditions and the operating result or economic return of the obligation assumed by the company, in such a way that the Union compensates, for each fiscal year, the difference between market conditions and the operating result or economic return of the assumed obligation.

1.1 Highlights of the year

Consistent with previous years, Petrobras presented operating and financial results in 2022, as established in its Strategic Plan, generating value for society and its shareholders.

Oil and gas production in 2022 was 2,684 million barrels of oil equivalent per day (boed), reaching the target set for the year. The main factors that resulted in this operational performance were: i) start-up of FPSO Guanabara (Mero field) and P-71 (Itapu field); ii) continuity of the ramp-ups of P-68 (Berbigão and Sururu fields), FPSO Carioca (Sépia field) and FPSO Guanabara, all located in the pre-salt of Santos Basin; and iii) start-up of production of new wells in the Campos Basin.

In 2022, according to the Securities and Exchange Commission (SEC) criteria, the company, for the second consecutive year, carried out the largest addition of reserves in its history. This addition mainly reflects the continued development of the Búzios field, and new projects to increase oil recovery in other fields in the Santos and Campos Basins, in addition to appropriations of new reserve volumes due to the good performance of the deposits. These effects were partially offset by reductions in volume due to the assignment of 5% of our interest in the Transfer of Rights Surplus in Búzios and the effect of the co-participation agreements for the Transfer of Rights in Atapu and Sépia, in addition to actions for the assignment of rights in mature fields (further details in Additional information on oil and natural gas exploration and production activities – unaudited).

9

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Petrobras also estimates reserves according to the ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. As of December 31, 2022, proved reserves under this criterion reached 10.7 billion barrels of oil equivalent. The main differences between the two criteria are detailed in note 4.1.

The company's operating performance in the year, with an increase in revenue in the domestic market, mainly due to higher oil products prices, which reflect the alignment with international oil prices, as well as an increase in oil sales volume in the domestic market, especially volumes sold to the REFMAT refinery (Mataripe Refinery), resulted in the increase in operating cash generation (note 8). Also noteworthy is the cash effect of the financial compensation for co-participation agreements and receipts from the sale of assets and interests (notes 24 and 30).

The cash highlights for the use of resources were the largest investments foreseen in the 2022-2026 Strategic Plan, in addition to the distribution of dividends.

10

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In line with planning, portfolio management included a series of divestments, mainly: the sale of Gaspetro; all onshore production fields, with integrated facilities, located in Sergipe, jointly known as Polo Carmópolis; set of seven onshore and shallow water concessions called Polo Alagoas and the Natural Gas Processing Unit of Alagoas and 14 onshore exploration and production fields, called Polo Recôncavo, located in the state of Bahia (note 30). In the year, receipts were received for sales made in previous years, especially the sale of exploratory block BM-S-8 and Nova Transportadora do Sudeste (NTS) (note 13).

Another source of funds in the year was the financial compensation related to the agreements of the Transfer of Rights Surpluses in the pre-salt layer, for the Atapu, Sépia and Búzios areas (note 24).

The cash surplus due to higher oil and oil product sales margins, associated with the maintenance of the debt target and the absence of investments held back by financial restrictions, allowed the proposed dividends for the 2022 fiscal year (note 33).

The financial strategy of the new 2023-2027 Strategic Plan is based on the preservation of financial soundness, the dual resilience of projects, both financial and environmental, and a focus on value generation. The debt target of less than US$ 60 billion was updated to the gross debt reference interval between US$ 50 billion and US$ 65 billion (notes 6 and 31).

11

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The review of the economic, financial and operational assumptions of the Strategic Plan 2023-2027, as well as the active portfolio management process and the new estimates of reserve volumes, supported the impairment tests for the year 2022 (note 25).

As a result of collaboration agreements and repatriations within the scope of Lava Jato Operation, the company was reimbursed in R$ 499 throughout 2022 (note 21).

Throughout 2022, there were new civil litigation involving contractual issues, despite the company maintaining its strategy of active management of its liabilities, considering the specificities of each process and the analysis of the cost-benefit ratio. In this context, the company entered into court agreements aimed at ending the discussion on the merits, with emphasis on the arbitration agreement on the collection of royalties on shale extraction (note 18).

The wealth generated by the company in 2022, in the amount of R$ 483.0 billion (R$ 403.2 billion in 2021), was distributed as follows:

12

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In addition, our financial statements expressed in U.S.dollars, which are translated based on CPC 02 – “Effects of Changes in Exchange Rates and Translation of Financial Statements”, equivalent to IAS 21 – Effects of Changes in Exchange Rates, are also released and filed. The table below presents the main information in millions of dollars:

	Consolidated
	2022	2021
Sales revenues	124,474	83,966
Gross profit	64,988	40,802
Income before finance income (expenses), results in equity-accounted investments and income taxes	57,114	37,584
Net income (loss) for the year – Petrobras’ shareholders	36,623	19,875
Cash and cash equivalentes	7,996	10,467
Property, plant and equipment	130,169	125,330
Finance debt and leases – current and non-current	53,799	58,743
Shareholders’ equity	69,836	69,812
Cash flow from operating activities	49,717	37,791
Cash flow from investing activities	(432)	2,157
Cash flow from financing activities	(51,453)	(40,791)

13

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) that were released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

All relevant information related to financial statements, and only them, are presented and corresponds to the information used by the Company’s Management.

The consolidated and individual financial statements have been prepared under the historical cost convention, except when otherwise indicated.

In preparing these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The relevant estimates and judgments that require a higher level of judgment and complexity are disclosed in note 4.

The Company's Board of Directors, at a meeting held on March 1st, 2023, authorized the disclosure of these financial statements.

2.1.	Statement of added value

Brazilian corporate law requires publicly-held companies to prepare a Value Added Statement and disclose it as an integral part of the set of financial statements. These statements were prepared in accordance with CPC 09 - Value Added Statement, approved by CVM Resolution 117/22. IFRS does not require the presentation of this statement.

The purpose of this statement is to present information relating to the wealth created by the Company and how it has been distributed.

2.2.	Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of the direct controlled entities that operate in the international economic environment is the U.S. dollar.

The statements of income and cash flow of investees, with a functional currency other than the Parent Company, are converted into reais at the average monthly exchange rate, assets and liabilities are translated at the final rate and other items of shareholders' equity are converted at the historical rate.

Exchange variations on investments in subsidiaries and affiliates, with a functional currency different from the Parent Company, are recorded in shareholders' equity, as an accumulated translation adjustment, and are transferred to the statement of income when investments are sold.

3.	Summary of significant accounting policies

For a better understanding of the recognition and measurement basis applied in the preparation of the financial statements, the accounting practices are presented in the respective explanatory notes that deal with the topics of their applications.

4.	Key estimates and judgements

The preparation of the financial statements requires the use of estimates and judgements for certain transactions that reflect the recognition and measurement of assets, liabilities, income and expenses. The assumptions used are based on history and other factors considered relevant and are periodically reviewed by Management. Actual results may differ from estimated values.

Information on estimates that require a high level of judgement or complexity in their application and that may materially affect the financial situation and results of the company is set out as follows.

14

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
4.1.	Oil and gas reserves

Oil and natural gas reserves are calculated based on economic, geological and engineering information, such as well logs, pressure data and fluid samples. Reserves are used to calculate depreciation, depletion and amortization rates in the units of production method, in asset recoverability tests (impairment), in the calculation of provisions for dismantling areas and are related to highly probable exports that are subject to cash flow hedge.

The reserve estimate is subject to revisions, at least annually, carried out based on the reassessment of pre-existing data and/or new available information related to the production and geology of the reservoirs, as well as changes in prices and costs used in the estimate. Revisions may also result from significant changes in the company's development strategy or production capacity.

The Company determines its oil and gas reserves both pursuant to the U.S. Securities and Exchange Commission - SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are mainly associated with the use of different economic premises and the possibility of considering as reserves, under the ANP / SPE criterion, the volumes expected to be produced beyond the contractual term of concession in the fields of Brazil, according to the technical regulation of ANP reserves.

According to the definitions prescribed by the SEC, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscientific and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods, and government regulation. Proved reserves are subdivided into developed and undeveloped reserves.

Proven developed reserves are those that can be expected to recover: (i) through existing wells, with existing equipment and operating methods, or in which the cost of necessary equipment is relatively lower when compared to the cost of a new well; or (ii) through the equipment and extraction infrastructure installed, in operation at the time of the reserve estimate, if the extraction is done by means that do not involve a well.

Although the Company understands that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Other information about reserves is presented in the supplementary information about oil and natural gas exploration and production activities.

a)	Impacts of oil and gas reserves on depreciation, depletion and amortization

Estimates of proven reserve volumes used in the calculation of depreciation, depletion and amortization rates, in the units produced method, are prepared by specialized company professionals, in accordance with the definitions established by the SEC. Reviews of developed and undeveloped proved reserves have a prospective impact on the depreciation, depletion and amortization amounts recognized in profit or loss and the book values of oil and natural gas assets.

Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

Notes 23 provides more detailed information on depreciation and depletion.

b)	Impacts of oil and gas reserves on impairment testing

For the calculation of the recoverable value of assets linked to the exploration and development of oil and natural gas production, the estimated value in use is based on proven reserves and probable reserves in accordance with the criteria established by ANP / SPE.

Further information on impairment testing is presented in note 25.

15

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
c)	Impacts of oil and gas reserves on decommissioning costs estimates

The estimate of the moment when decommissioning costs for are realized is based on the depletion period of proven reserves according to the criteria established by ANP / SPE. Revisions to reserve estimates that imply changes in the depletion period may affect the provision for dismantling areas.

d)	Impacts of oil and gas reserves on highly probable future exports subject to cash flow hedge accounting

The calculation of “highly probable future exports” is based on exports foreseen in the Strategic Plan and, to a lesser extent, on short-term monthly projections. Changes in the forecast of oil and gas production may impact expectations regarding future exports and, consequently, the designations of hedging relationships.

4.2.	Asset recoverability tests (Impairment)
a)	Main assumptions for impairment testing

Impairment tests involve uncertainties mainly related to key assumptions: average Brent price and average exchange rate (Real/Dollar), whose estimates are relevant to practically all of the company's business segments. A significant number of interdependent variables to determine the value in use, whose application in impairment tests involves a high degree of complexity, derives from these estimates.

The oil and natural gas markets have a history of significant price volatility, and while there may occasionally be significant declines or increases, prices, over the long term, tend to continue to be driven by market supply and demand fundamentals.

Projections relating to the key assumptions are derived from the Business and Management Plan. These assumptions are consistent with market evidence, such as independent macro-economic forecasts, industry and experts’ evaluations. Back testing analysis and feedback process in order to continually improve forecast techniques are also performed.

The company's price forecast model is based on a non-linear relationship between the variables that aim to represent the market's supply and demand fundamentals. This model also considers the impact of decisions by the Organization of Petroleum Exporting Countries (OPEC), industry costs, idle capacity, oil and gas production forecast by specialized firms, and the relationship between the price of oil and the dollar exchange rate.

The process of preparing exchange rate projections is based on econometric models that use as explanatory variables the long-term trend involving mainly observable data, such as commodity prices, country risk, the US interest rate and the value of the Dollar against to a basket of currencies (Index Dollar Indicator).

Changes in the economic environment may generate changes in assumptions and, consequently, the recognition of impairment losses (or loss reversals) in certain assets or CGUs. For example, the company's sales revenues and refining margins are directly impacted by the price of Brent, as well as the exchange rate of the US Dollar against the Real, which also significantly influences investments and operating expenses.

Changes in the economic and political environment may also result in higher country risk projections that would increase discount rates for impairment testing.

Reductions resulting from structural changes in future oil and natural gas price scenarios, as well as negative effects resulting from significant changes in the volume of reserves, the expected production curve, extraction costs or discount rates, in addition to investment decisions that result in the postponement or interruption of projects may be indications of the need to carry out impairment tests of the assets.

The recoverable amount of certain assets may not substantially exceed their book values and, for this reason, it is reasonably possible that impairment losses will be recognized in these assets in the coming years due to the observation of a different reality in relation to the assumptions made, as explained in note 25.

b)	Definition of cash-generating units for impairment testing

This definition involves judgments and evaluation by Management, based on its business and management model. The level of asset breakdown in CGUs can reach the limit of assets being tested individually.

16

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Changes in the CGUs due to the review of investment, strategic or operational factors may result in changes in the interdependencies between assets and, consequently, in the aggregation or disaggregation of assets that were part of certain CGUs, which may influence their ability to generate cash and cause additional losses or reversals in the recovery of such assets. If the approval of the sale of a component of a CGU occurs between the base date of the financial statements and the date on which the issuance of these statements is authorized, the company reassesses whether the information existing in the accounting period in question shows that the value in use of this component could be estimated to be close to its fair value net of sale expenses. Such information must include evidence of the stage at which management was committed to the sale of the CGU component.

The definitions of the CGUs adopted are as follows:

a)Exploration and Production CGUs:

i) Oil or gas production field or pole: composed of a set of assets linked to the exploration and development of the production of a field or a pole (set of two or more fields) in Brazil or abroad.

In 2022, Platforms P-18, P-19, P-20, P-35 and P-47 were excluded from the CGU North Pole, due to the Management's decision to definitively stop the operations of these platforms in the Marlim field. Each platform started to be classified as an isolated asset. There were also the extinctions of the CGUs Polos Alto Rodrigues, Canto do Amaro, Barrinha, Benfica, CMR and Fazenda Alegre, in addition to a set of other fields, mainly at UN-BA and UN-RNCE, totaling 31 concessions, due to the process of divestment. From the signature of the respective sales contracts, the corresponding assets started to constitute a group of assets held for sale (note 30.1). On December 31, 2022, the CGUs of the Exploration and Production segment in Brazil totaled 37 fields and 15 hubs.

ii. Equipment not associated with oil and gas production fields: represent drilling rigs that are not associated with any CGU and that are individually tested for recoverability purposes, as well as platforms that are no longer operating. In 2022, there was the extinction of 14 CGUs referring to drilling rigs that were out of operation and that had their sales concluded. The corresponding assets have been written off.

b)	Refining, transportation and marketing CGUs:
i)	Refining, transportation and marketing CGU: set of assets that comprise the refineries, terminals and pipelines, as well as the logistics assets operated by Transpetro, with the combined and centralized operation of such assets, with the common aim of serving the market at the lowest global cost and, above all, the preservation of the strategic value of the set of assets in the long term. The operational planning is done in a centralized way and the assets are not managed, measured or evaluated by their isolated individual economic and financial result. Refineries do not have the autonomy to choose the oil to be processed, the mix of oil products to be produced, the markets to which they are destined, which portion will be exported, which intermediaries will be received and the sales prices of the products. Operational decisions are analyzed using an integrated model of operational planning to serve the market, considering all production, import, export, logistics and inventory options and seeking to maximize the company's overall performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports all planning, used in the technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or mix of oil products, to define the service to markets (area of influence), aiming at the best results for the integrated system. Pipelines and terminals are complementary and interdependent parts of refining assets, with the common aim of serving the market.

In 2022, Management approved the sale of the Lubrificantes e Derivados de Petróleo do Nordeste refinery (LUBNOR) and the Potiguar Clara Camarão Refinery (RPCC), whose assets were excluded from the CGU Refining, Transportation and Marketing segment and are classified as held for sale (note 30.1).

ii. CGU Itaboraí Utilities: composed of assets related to infrastructure and utilities that will serve the UPGN of the integrated project Route 3.

iii. CGU GasLub Pole: set of assets that remain hibernated and that are being evaluated for use in other projects.

iv. CGU 2nd refining train RNEST: assets of the second refining train of the Abreu e Lima Refinery and the associated infrastructure, tested separately.

v. CGU Transportation: assets of Transpetro's fleet of ships.

17

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

vi. CGU Comboios-Hydrovia: set of vessels (trains) under construction for the Hidrovia project (ethanol transport along the Tietê River).

vii. Other CGUs: assets abroad valued at the smallest identifiable group of assets that generate cash inflows independent of cash inflows from other assets or other groups of assets.

c)Gas & Power CGUs:

i. CGU Integrated SIP: set of assets formed by the Gas Treatment Units Itaboraí, Cabiúnas and Caraguatatuba, which make up a CGU based on the contractual characteristics of the Integrated Processing System and the Integrated Flow System.

ii. CGUs Gas Treatment Units: the other Gas Treatment Units represent, each one, isolated cash-generating units.

In 2022, Management approved the sale of UPGN Guamaré, which ceased to exist as a cash-generating unit due to the reclassification as held for sales (note 30.1).

iii. CGUs Nitrogenated Fertilizer Units: represent hibernated fertilizer and nitrogenous plants.

iv. CGU Energy: is the set of assets that make up the portfolio of thermoelectric plants. The operation and sale of energy from this CGU are carried out and coordinated in an integrated manner. The economic results of each of the plants in the integrated portfolio are highly dependent on each other, due to operational optimization aimed at maximizing the overall result.

v. Other CGUs: assets abroad valued at the smallest identifiable group of assets that generate cash inflows independent of cash inflows from other assets or other groups of assets.

In 2022, Management approved the lease of the Termocamaçari thermoelectric plant, which ceases to exist as a cash-generating unit due to the reclassification of assets as a receivable in return for the write-off of the thermoelectric plant's assets.

d)Biofuels CGUs:

i. Biodiesel CGU: set of assets that make up the biodiesel plants. The definition of the CGU, with joint assessment of the plants, reflects the process of planning and carrying out production considering the conditions of the national market and the supply capacity of each plant, as well as the results achieved in auctions and the supply of raw materials; and

ii. Quixadá CGU: Quixadá-CE Biodiesel Plant.

Further information on impairment of assets is presented in note 25.

4.3.	Pension and other post-retirement benefits

The actuarial obligations and costs related to defined benefit pension and health care post-retirement plans are computed based on several economic and demographic assumptions, of which the most significant are:

·	Discount rate: comprises the projected inflation curve based on the market plus real interest calculated through an equivalent rate that combines the maturity profile of pension and health obligations with the future return curve of the Brazilian government's longer-term bonds; and
·	Rate of change in medical and hospital costs - premise represented by the projected growth rate of medical and hospital costs, based on the history of disbursements for each individual (per capita) of the company in the last five years, which is equal to the rate of inflation of the economy within 30 years.

These and other estimates are reviewed annually and may differ from actual results due to changes in market and economic conditions, in addition to the behavior of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical and hospital costs, as well as additional information on assumptions, are disclosed in Note 17.

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
4.4.	Estimates related to contingencies and legal proceedings

The Company is defendant in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business, and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on the management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for actions of outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

Arbitration, judicial and administrative decisions in lawsuits against the company, new jurisprudence and changes in the existing set of evidence may result in changes in the probability of outflow of funds and their measurements upon analysis of their grounds.

Information on provisioned processes and contingencies are presented in note 18.

4.5.	Decommissioning costs estimates

The Company has legal obligations to remove equipment and restore onshore or offshore areas at the end of operations, the latter being the most significant. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The accounting recognition of these obligations must be at present value, using a risk-free discount rate, adjusted to the company's credit risk. Due to the long periods until the abandonment date, variations in the discount rate, however small they may be, can cause large variations in the recognized amount.

The calculations of these estimates are complex and involve significant judgments, since: i) the obligations will occur in the long term; ii) the contracts and regulations have subjective descriptions of removal and restoration practices and the criteria to be met at the time of effective removal and restoration; and iii) asset removal technologies and costs are constantly changing, along with environmental and safety regulations.

The Company is constantly conducting studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

Note 19 provides further detailed information about the decommissioning provisions.

4.6.	Deferred income taxes

The Company makes judgments to determine the recognition and the amount of deferred taxes in the financial statements. Deferred tax assets are recognized if it is probable that future taxable profits will exist. The determination of the recognition of deferred tax assets requires the use of estimates contained in the Strategic Plan, which is annually approved by the Board of Directors. This plan contains the main assumptions that support the measurement of future taxable profits, which are: i) Brent oil price; ii) exchange rate; iii) net financial result.

Changes in deferred income tax and social contribution on net income are presented in note 16.1.

4.7.	Cash flow hedge accounting involving the Company’s future exports

The calculation of “highly probable future exports” is based on the exports provided for in the current Strategic Plan, and, to a lesser extent, in short term monthly projections, representing a portion of the projected values for export revenue. The value estimated as highly probable is obtained considering the future uncertainty about the price of oil, oil production and demand for products in a model of optimization of the company's operations and investments, in addition to respecting the historical profile of exported volume in relation to total oil production. For the long term, the values of future exports are recalculated for each change of premise in the projection of the Strategic Plan, while for the short term the recalculation is carried out monthly. The methodology used for its calculation and the respective parameters are reassessed at least once a year.

Other information and sensitivity analysis of cash flow hedge accounting involving the Company’s future exports is disclosed in note 34.

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
4.8.	Write-off – overpayments incorrectly capitalized

As described in note 21, in the third quarter of 2014, the Company developed a methodology and wrote off R$ 6,194 of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

The Company has continuously monitored the results of the Lava Jato investigation and the availability of other information related to the scheme of improper payments. In preparing the financial statements for the year ended December 31, 2022, the Company has not identified any additional information that would impact the adopted calculation methodology and consequently require additional write-offs.

4.9.	Expected credit losses on financial assets

The provision for expected credit losses (PCE) for financial assets is based on assumptions of default risk, determination of the occurrence or not of a significant increase in credit risk, a recovery factor, among others. To this end, the company uses judgments on these premises, in addition to information on late payments and assessments of the financial instrument based on external risk classifications and internal assessment methodologies.

4.10.	Leases

The company uses incremental rates on company loans to discount cash flows from lease payments whose implied rates cannot be determined immediately. Incremental rates are estimated based on corporate funding rates (obtained from the yields of securities issued by Petrobras), which take into account the company's risk-free rate and credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, the impact of guarantees, the currency, the term and the start date of each contract.

4.11.	Uncertainty over Income Tax Treatments

The income tax rules and regulations may be interpreted differently by the tax authorities, and situations may arise in which the tax authorities' interpretations differ from the company's understanding.

The uncertainties about the treatment of income taxes represent the risks that the tax authority will not accept a certain tax treatment applied by the company, mainly related to different interpretations about applicability and amounts of deductions and additions to the Corporate Income Tax and Social Contribution calculation basis. Based on the best way to estimate the resolution of uncertainty, the company evaluates each uncertain tax treatment separately or in a group of topics where there is interdependence as to the expected result.

The company estimates the probability of acceptance of the uncertain tax treatment by the tax authority based on technical assessments, considering jurisprudential precedents applicable to current tax legislation, which may be mainly impacted by changes in tax rules or judicial decisions that alter the analysis of the grounds for uncertainty. The tax risks identified are promptly evaluated, treated and resolved through a previously implemented tax risk management methodology.

If it is probable that the tax authorities will accept an uncertain tax treatment, the amounts recorded in the financial statements are consistent with tax bookkeeping and, therefore, no uncertainty is reflected in the measurement of current or deferred income taxes. If not probable, the uncertainty is reflected in the measurement of income taxes in the financial statements.

Information on uncertain tax treatment of income taxes is disclosed in Note 16.1.

5.	New standards and interpretations
5.1.	International Accounting Standards Board (IASB)

The main standards issued by the IASB that have not yet come into force and have not been adopted by the Company before December 31, 2022 are set out as follows:

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Standard	Description	Effective date and transitory disposition
IFRS 17 – Insurance Contracts and Amendments to IFRS 17 Insurance Contracts	IFRS 17 replaces IFRS 4 - Insurance Contracts and establishes, among other things, the requirements that must be applied, by issuers of insurance and reinsurance contracts within the scope of the standard, and for reinsurance contracts held, in the recognition, measurement, presentation and disclosure relating to insurance and reinsurance contracts.	January 1, 2023, retrospective application with specific rules.
Disclosure of Accounting Policies – Amendments to IAS 1 and Practice Statement 2	In place of the requirement to disclose significant accounting policies, the amendments to IAS 1 Presentation of Financial Statements establish that accounting policies must be disclosed when they are material. Among other things, the amendment provides guidance for determining such materiality.	January 1, 2023, with prospective application for amendments to IAS 1
Definition of Accounting Estimates – Amendments to IAS 8	According to the amendments to IAS 8, the definition of “change in accounting estimate” no longer exists. Instead, a definition was established for the term “accounting estimates”: monetary values in the financial statements that are subject to measurement uncertainty.	January 1, 2023, with prospective application
Deferred Tax related to Assets and Liabilities arising from a Single Transaction– Amendments to IAS 12	The amendments have reduced the scope of the exemption from recognition of deferred tax assets and deferred tax liabilities contained in paragraphs 15 and 24 of IAS 12 Income Taxes so that it no longer applies to transactions that, among other things, on initial recognition, give rise to equal taxable and deductible temporary differences.	January 1, 2023, retrospective application with specific rules.
Lease Liability in a Sale and Leaseback - Amendments to IFRS 16	Adds requirements that specify that the seller-lessee must subsequently measure the lease liability arising from the transfer of an asset - which meets the requirements of IFRS 15 to be accounted for as a sale - and leaseback (Sale and Leaseback) so that no gain or loss is recognized related to the right of use retained in the transaction.	January 1, 2024, retrospective application.
Classification of Liabilities as Current or Non-current / Non-current Liabilities with Covenants- Amendments to IAS 1

The amendments establish that the liability should be classified as current when the entity does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

Among other guidelines, the amendments provide that the classification of a liability is not affected by the likelihood of exercising the right to defer settlement of the liability. Additionally, according to the amendments, only covenants whose compliance is mandatory before, or at the end of the reporting period should affect the classification of a liability as current or non-current.

Additional disclosures are also required by the amendments, including information on non-current liabilities with restrictive covenants.

January 1, 2024, retrospective application.

Regarding the regulations in force as of January 1, 2023, according to the assessments carried out, the company estimates that there are no material impacts on the initial application in its consolidated financial statements.

As for the regulations that will come into force as of January 1, 2024, the company is evaluating the effects of the initial application on its individual and consolidated financial statements.

5.2.	Accounting Pronouncement Committee - Comitê de Pronunciamentos Contábeis (CPC)

The CPC issues pronouncements, reviews of pronouncements and interpretations considered to be analogous to IFRS, as issued by the IASB. Below are the regulations issued by the CPC that have not yet come into force and did not have their early adoption by the Company until December 31, 2022, as well as the equivalent IFRS:

Pronouncement, review or interpretation of the CPC	Equivalent IFRS	Effective on
Technical Pronouncement CPC 50	IFRS 17 – Insurance Contracts	January 1, 2023
Review of Technical Pronouncements No. 20	Definition of Accounting Estimates (Amendments to IAS 8)
Disclosure of Accounting Policies (Amendments to IAS 1)
	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS12)	January 1, 2023
Review of Technical Pronouncements No. 21	IFRS 17 – Insurance Contracts Amendments to IFRS 17 Initial Application of IFRS 17 and IFRS 9 Comparative Information (Amendments to IFRS 17)	January 1, 2023

The expected effects of the initial application referring to the regulations listed above are the same as those presented for the respective regulations issued by the IASB presented in item 5.1.

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

6.	Capital management

The company's capital management aims to maintain its capital structure at adequate levels, aiming at the continuity of its businesses and the maximization of value for shareholders and investors. The company's main source of funds is operating cash generation.

The Strategic Plan 2023-2027's financial strategy is based on the preservation of financial soundness, the dual resilience of projects, both financial and environmental, and a focus on value generation.

With the achievement of the target of US$ 60 billion, 15 months ahead of schedule, the new debt target was defined in Strategic Plan 2023-2027 as the gross debt reference interval between US$ 50 billion and US$ 65 billion.

At the same time, during the 2022 financial year, through the company's strategy of actively managing its liabilities, the average maturity period of financing is concentrated as from 2027, representing 56% of the total. Such factors, together with the competitive pricing policy in line with the international market, allowed compliance with the Shareholders' Remuneration Policy, which enables greater return of dividends to shareholders without compromising the company's financial sustainability.

In 2022, the company reduced gross debt by US$4,944 million, within the reference range stipulated in its planning. Additionally, net debt in 2022 reduced by US$6,110 million. Gross and net debt in Reais decreased by 14% and 18%, respectively, as shown in the table below:

	Consolidated
	In millions of US$
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Total debt (Financings and Leases)	53,799	58,743	280,703	327,818
Cash and cash equivalents + Government securities, time deposits and certificate of bank deposits	12,283	11,117	64,092	62,040
Net debt	41,516	47,626	216,611	265,778

These measures are not defined in accordance with international accounting standards - IFRS and should not be considered in isolation or as a substitute for the metrics of net income, indebtedness and operating cash generation in IFRS, nor as a basis for comparison with the indicators of other companies. Cash and cash equivalents and Marketable securities

7.	Cash and cash equivalents and marketable securities
7.1.	Cash and cash equivalents

Include cash at bank and in hand, available bank deposits and highly liquid short-term investments, which meet the definition of cash and cash equivalents.

	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Cash at bank and in hand	1,126	1,666	68	145
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	14,414	10,885	2,766	2,383
Other investment funds	1,277	911	18	20
	15,691	11,796	2,784	2,403
- Abroad
Time deposits	12,458	24,050	−	−
Automatic investing accounts and interest checking accounts	12,339	20,826	775	382
Other financial investments	109	72	−	−
	24,906	44,948	775	382
Total short-term financial investments	40,597	56,744	3,559	2,785
Total cash and cash equivalents	41,723	58,410	3,627	2,930

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The main use of these funds in the year ended December 31, 2022 were for payment of dividends of R$ 194,609, repayment of principal and interests related to finance debt and repayment of lease liability, amounting R$ 85,050, as well as for acquisition of PP&E and intangible assets in the amount of R$ 49,656.

The main resources constituted were substantially provided by cash provided by operating activities of R$ 255,410, financial compensation from co-participation agreements of R$ 35,769, proceeds from disposal of assets - divestment of R$ 24,815 and proceeds from finance debt of R$ 15,156.

Accounting Policy

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly-liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

7.2.	Marketable securities
					Consolidated		Parent Company
			12.31.2022		12.31.2021	12.31.2022	12.31.2021
	Brazil	Abroad	Total	Brazil	Total	Total	Total
Fair value through profit or loss	3,722	−	3,722	3,630	3,630	3,722	3,630
Amortized cost - Brazilian deposit certificates and time deposits	13,296	5,351	18,647	−	−	13,286	−
Amortized cost - Others	260	−	260	247	247	260	247
Total	17,278	5,351	22,629	3,877	3,877	17,268	3,877
Current	9,119	5,351	14,470	3,630	3,630	9,109	3,630
Non-current	8,159	−	8,159	247	247	8,159	247

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months.

Accounting Policy

The amounts invested in operations with terms of more than three months, as from the date of the agreement, are initially measured at fair value and subsequently according to their respective classifications, which are based on the way in which these funds are managed and their features of contractual cash flows:

·	Amortized cost – financial assets that give rise, on specified dates, to cash flows represented exclusively by payments of principal and interest on the outstanding principal amount, the purpose of which is to receive its contractual cash flows. Securities are presented in current and non-current assets according to their maturity dates. Interest income from these investments is calculated using the effective interest rate method.
·	Fair value through profit or loss – financial assets whose objective of the company is to receive for sale. They are presented in current assets according to the expected realization.
8.	Sales revenues
8.1.	Revenues from contracts with customers

As an integrated energy company, revenues from contracts with customers derive from different products sold by the Company’s operating segments, taking into consideration specific characteristics of the markets where they operate. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 12.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

	Consolidated		Parent Company
	2022	2021	2022	2021
Gross sales	742,671	567,449	713,984	560,435
Sales taxes (*)	(101,415)	(114,781)	(100,650)	(113,573)
Sales revenues	641,256	452,668	613,334	446,862

23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Diesel	206,960	130,671	206,608	128,691
Automotive gasoline	83,354	64,206	83,396	63,465
Liquefied petroleum gas	26,362	24,168	26,369	23,860
Jet fuel	28,007	12,279	27,941	12,122
Naphtha	12,312	9,131	12,312	8,953
Fuel oil (including bunker fuel)	7,287	9,532	7,248	9,258
Other oil products	28,493	22,988	28,429	22,685
Subtotal oil products	392,775	272,975	392,303	269,034
Natural gas	39,617	31,694	39,707	31,727
Crude oil	39,613	3,766	40,433	11,270
Nitrogen products and renewables	1,454	215	−	134
Breakage	3,448	1,311	3,453	1,313
Electricity	3,622	15,559	3,598	15,508
Services, agency and others	5,363	4,357	3,142	3,974
Domestic market	485,892	329,877	482,636	332,960
Exports	141,521	115,768	130,698	113,902
Crude oil	99,474	80,245	90,712	77,240
Fuel oil (including bunker fuel)	38,129	29,755	35,588	30,789
Other oil products and other products	3,918	5,768	4,398	5,873
Sales abroad (**)	13,843	7,023	−	−
Foreign Market	155,364	122,791	130,698	113,902
Sales revenues	641,256	452,668	613,334	446,862
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

			Consolidated
			2022	2021
Brazil			485,892	329,877
Domestic market			485,892	329,877
Americas (except United States of America)			36,861	25,429
China			32,908	37,778
Europe			30,430	16,697
United States of America			25,347	11,675
Singapore			22,034	21,334
Asia (except China and Singapore)			7,757	8,998
Others			27	880
Foreign Market			155,364	122,791
Sales revenues			641,256	452,668

Sales revenues of R$ 641,256, R$188,588 higher than in 2021 (R$ 452,668), reflecting:

Increase in sales revenues in the domestic market, mainly due to:

·	Higher average prices of oil products, especially diesel, gasoline, LPG, naphtha, jet fuel and fuel oil, following, to a large extent, the appreciation of international prices;
·	Increased oil revenue, mainly due to the sale of Mataripe Refinery (former Landulpho Alves Refinery - RLAM), which became a relevant customer as of December/2021 in the commercial operations of oil sold in the domestic market, as well as higher prices, following the appreciation of international prices;
·	Higher natural gas revenue, due to higher sales prices, reflecting the improvement in the natural gas sales portfolio aligned with the appreciation of Brent, which offset lower demand from the thermoelectric sector due to better hydrological conditions in Brazil, and lower demand from the non- thermoelectric sector, portraying the effect of the opening of the natural gas market;

Partially offset by:

·	The reduction in electricity revenue, reflecting lower thermoelectric dispatches, due to the improvement in the level of hydroelectric reservoirs, and the reduction in the Settlement Price of Differences;
·	Lower sales volume of oil products, with emphasis on:

- Diesel, due to the sale of Mataripe Refinery at the end of 2021;

- Fuel oil, reflecting, in large part, lower sales for use in thermal plants, due to the reduction in dispatchs by energy guarantee, due to the improvement in hydrological conditions;

24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

- LPG, due to the sale of Mataripe Refinery at the end of 2021, the greater placement of the product by other players and importers and the higher comparison base in the previous year, due to the higher consumption of cooking gas in homes, reflecting the effect of social isolation due to the restrictions imposed by the pandemic; and

- Partially offset by higher jet fuel volumes in this year, due to the depreciated comparison base in 2021, as a result of the restrictions imposed by the pandemic, which negatively impacted the airline industry.

Higher revenues from exports reflect higher prices, following the appreciation of international prices, partially offset by lower volumes of oil exports, mainly reflecting higher oil sales in the domestic market and lower oil production in Brazil, in addition to lower export volumes of oil products, mainly gasoline and fuel oil with low sulfur content.

Increase in revenues from sales abroad, reflecting, for the most part, the greater volume of offshore trading operations, with emphasis on the LNG cargo, as well as the highest average prices realized, reflecting the appreciation of international quotations.

In 2022, revenues from two customers in the Refining, Transport and Marketing (RTM) segment, individually represent 15% and 11% of the company's revenues. In 2021, just one customer in the RTM segment represented more than 10% of the company's total revenue.

8.2.	Remaining performance obligations

The Company is party to sales contracts signed until December 31, 2022 with original expected duration of more than 1 year, which define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts at the year ended December 31, 2022 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2022 or practiced in recent sales reflecting more directly observable information:

	Consolidated
	Expected realization within 1 year	Expected realization after 1 year	Total of the contracts
Domestic Market
Gasoline	54,762	−	54,762
Diesel	162,660	−	162,660
Natural gas	81,620	76,367	157,987
Services and others	41,048	23,862	64,910
Naphtha	10,154	21,969	32,123
Electricity	3,433	33,141	36,574
Other oil products	154	−	154
Jet fuel	30,617	−	30,617
Foreign Market
Exports	15,449	45,712	61,161
Total	399,897	201,051	600,948

Revenues will be recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The table above does not include information on contracts with original expected duration of less than one year, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions. Thus, the table above presents mainly fixed amounts for the electricity to be available to customers in these operations.

25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
8.3.	Contract liabilities

As of December 31, 2022, the company has R$252 (R$106 in 2021) in advances related mainly to take and ship or pay contracts, to be offset against future sales of natural gas or for non-exercise of the right by the customer, classified as other accounts and expenses payable in current liabilities.

Accounting policy

The Company evaluates contracts with customers for the sale of oil and oil products, natural gas, electricity, services and other products, which will be subject to revenue recognition, and identifies the distinct goods and services promised in each of them.

Sales revenues are recognized when control is transferred to the client, which usually occurs upon delivery of the product or when the service is provided. At this moment, the company satisfies the performance obligation.

Performance obligations are considered to be promises to transfer to the client: (i) good or service (or group of goods or services) that is distinct; and (ii) a series of distinct goods or services that have the same characteristics or are substantially the same and that have the same pattern of transfer to the client.

Revenue is measured based on the amount of consideration to which the Company expects to be entitled in exchange for transfers of promised goods or services to the customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, which reflect the Company's pricing methodologies and policies based on market parameters.

Invoicing occurs in periods very close to deliveries and rendering of services, therefore, significant changes in transaction prices are not expected to be recognized in revenues for periods subsequent to satisfaction of the performance obligation, except for some exports in which final price formation occurs after the transfer of control of the products and are subject to the variation in the value of the commodity.

Sales are carried out in short terms of receipt, thus there are no significant financing components.

9.	Costs and expenses by nature
9.1.	Cost of sales
	Consolidated		Parent Company
	2022	2021	2022	2021
Raw material, products for resale, materials and third-party services (*)	(167,280)	(112,715)	(157,088)	(119,052)
Depreciation, depletion and amortization	(54,259)	(50,093)	(57,201)	(54,521)
Production taxes	(77,016)	(60,104)	(76,961)	(60,063)
Employee compensation	(8,601)	(10,119)	(6,759)	(7,980)
Total	(307,156)	(233,031)	(298,009)	(241,616)
(*) It Includes short-term leases and inventory turnover.

Cost of sales of R$ 307,156, R$ 74,125 higher than in 2021 (R$ 233,031), highlighting the following factors:

·	Higher costs with imported oil and oil products and with government participation, following the appreciation of international prices;
·	Greater share of imported oil in the feedstock processed in refineries;
·	Higher LNG acquisition costs, reflecting higher pricing in the international market, also influenced by the geopolitical scenario in Europe due to the war between Russia and Ukraine, and Bolivian gas, due to the variation in the portfolio of oils that make up the price formula, portraying the appreciation of Brent;
·	Increase in oil volumes traded in the domestic market;
·	Increase in costs with operations abroad, due to the greater volume of offshore trading operations, with emphasis on LNG cargo, and the appreciation of international prices;
·	Partially offset by:

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

i)Lower volumes of oil products sold on the domestic market and of exported oil and oil products;

ii)Lower share of LNG, due to improved hydrological conditions, and Bolivian gas in the natural gas supply mix;

iii)Lower costs with electricity, reflecting the improvement in the level of hydroelectric reservoirs in the country; and

iv)Actuarial review of the Health Plan referring to the change in the co-payment of the benefit in 2021, which increased costs for that year.

9.2.           Selling expenses

	Consolidated		Parent Company
	2022	2021	2022	2021
Materials, third-party services, freight, rent and other related costs	(20,592)	(19,095)	(22,827)	(20,475)
Depreciation, depletion and amortization	(4,062)	(3,289)	(3,544)	(3,277)
Allowance for expected credit losses	(304)	65	(315)	68
Employee compensation	(490)	(487)	(427)	(426)
Total	(25,448)	(22,806)	(27,113)	(24,110)

Selling expenses of R$ 25,448, R$ 2,642 higher (R$ 22,806), mainly due to:

·	Higher cost of freight charges linked to exports, influenced by the geopolitical scenario in Europe due to the war between Russia and Ukraine;
·	Higher oil sales in the domestic market, mainly due to the sale of Mataripe Refinery at the end of 2021, which became a relevant customer; and
·	Higher logistical expenses related to the transport of natural gas, whose contracts had readjustments with increased costs over the periods.
·	These factors were partially offset by: (i) lower logistical expenses related to lower exports of oil and oil products, especially fuel oil; (ii) the effect of the opening of the natural gas market, where other agents started to have direct access to the transport infrastructure; and (iii) the actuarial review of the Health Plan regarding the change in the co-payment of the benefit in 2021, which increased the costs for that year.

9.3.           General and administrative expenses

	Consolidated		Parent Company
	2022	2021	2022	2021
Employee compensation	(4,464)	(4,490)	(3,691)	(3,669)
Materials, third-party services, rent and other related costs	(1,871)	(1,384)	(1,491)	(943)
Depreciation, depletion and amortization	(542)	(466)	(494)	(419)
Total	(6,877)	(6,340)	(5,676)	(5,031)

General and administrative expenses of R$ 6,877, R$ 537 higher (R$ 6,340), mainly reflecting:

·	Higher expenses with third-party services, especially data processing services;
·	Lower cost recoveries related to partnership overhead costs;
·	Salary readjustments, in accordance with Collective Bargaining Agreements, and the process of employees’ level position advance;
·	Hiring of new employees during the third quarter of 2022;
·	These factors were partially offset by lower expenses with Pension Plan and Health Plan benefits, reflecting the actuarial review that took place at the end of 2021.

27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
10.	Other income and expenses

	Consolidated		Parent Company
	2022	2021	2022	2021
Unscheduled stoppages and pre-operating expenses	(9,440)	(7,340)	(9,375)	(7,252)
Losses with legal, administrative and arbitration proceedings	(7,011)	(3,887)	(6,564)	(3,388)
Pension and medical benefits - retirees (*)	(5,240)	(7,840)	(5,216)	(7,820)
Performance award program	(2,836)	(2,542)	(2,655)	(2,363)
Losses with commodities derivatives	(1,261)	(422)	(729)	(60)
Results on decommissioning of returned/abandoned areas	(1,178)	559	(1,178)	559
Operating expenses with thermoelectric power plants	(774)	(474)	(809)	(487)
Profit sharing	(678)	(671)	(647)	(597)
Institutional relations and cultural projects	(535)	(519)	(524)	(511)
Health, safety and environment	(410)	(425)	(405)	(421)
Transfer of rights on concession agreements	−	1,947	−	1,947
Recovery of taxes (**)	347	2,955	346	2,692
Amounts recovered from Lava Jato investigation	499	1,272	493	1,272
Results of non-core activities	882	917	2,494	930
Fines imposed on suppliers	1,184	879	981	850
Government grants	2,427	857	2,403	701
Early termination and changes to cash flow estimates of leases	3,217	2,960	3,227	3,019
Reimbursements from E&P partnership operations	3,545	2,580	3,545	2,580
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	5,884	10,889	4,945	10,077
Results from co-participation agreements in bid areas (***)	21,660	3,317	21,651	3,317
Others	(1,259)	(1,045)	(1,451)	(2,140)
Total	9,023	3,967	10,532	2,905
(*) In 2022, includes the amount of R$ 355 referring to the payment of the contribution provided for in the Pre-70 Financial Commitment Term (TCF) for administrative costs of the pre-70 PPSP-R and pre-70 PPSP-NE plans.
(**) In 2021, includes the effects of exclusion from the PIS and COFINS calculation base, except for the effects of monetary restatement.
(***) In 2022, refers mainly to the result of the Atapu and Sepia Agreement, according to explanatory note 24.3. In 2021, refers to the result by the Buzios Agreement.

Other operating income (expenses) net positive in R$9,023, R$5,056 higher when compared to 2021 (R$3,967), with emphasis on:

·	Higher gain resulting from the compensation of investments made in bid areas, mainly due to: (i) capital gains with the results of the Co-Participation Agreements related to the Transfer of Rights Surpluses of Sépia and Atapu; (ii) the gain with the completion of the assignment of 5% of the interest in the Búzios field, provided for in the 2021 Agreement; and (iii) additional gains from the Earn out of the Sépia and Atapu blocks, reflecting the average appreciation of Brent, as provided for in the referred Agreement; (iv) offset, in part, by the gain from the result of the Búzios Co-participation Agreement signed in 2021; and
·	Lower expenses with the Health Care and Pension Plans from retirees, reflecting, mainly, the effect of the actuarial review of the Health Plan related to the change in the co-participation of the benefit carried out in 2021.

These effects were partially offset by:

·	Lower net gains from disposal and write-off of assets;
·	Higher provision for losses and contingencies with lawsuits, mainly due to provisions for losses with civil litigation involving contractual issues;
·	Complementary gain arising from the exclusion of ICMS VAT Tax from the PIS/COFINS tax calculation base in 2021;
·	Higher expenses with unscheduled stoppages and pre-operational expenses, largely related to assets located in the Campos Basin, reflecting higher expenses with temporary equipment stoppages and increased expenses with out-of-operation equipment;
·	Gains from agreements related to the assignment of concession contracts in 2021, with emphasis on the concession of six blocks in the State of Amapá (Mouth of Amazon River); and
·	Higher losses related to the dismantling of areas, largely due to the result of the annual review of the provision for fields already returned, but with abandonment commitments still existing.

28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
11.	Net finance income (expense)
	Consolidated		Parent Company
	2022	2021	2022	2021
Finance income	9,420	4,458	9,972	4,249
Income from investments and marketable securities (Government Bonds)	5,955	1,706	1,989	499
Finance income FIDC-NP	−	−	6,450	2,074
Others	3,465	2,752	1,533	1,676
Finance expenses	(18,040)	(27,636)	(29,762)	(30,936)
Interest on finance debt	(12,173)	(15,461)	(25,180)	(25,059)
Unwinding of discount on lease liabilities	(6,936)	(6,584)	(6,367)	(6,144)
Discount and premium on repurchase of debt securities	(596)	(5,838)	−	−
Capitalized borrowing costs	5,319	5,244	5,278	5,170
Unwinding of discount on the provision for decommissioning costs	(2,680)	(4,088)	(2,660)	(4,063)
Others	(974)	(909)	(833)	(840)
Foreign exchange gains (losses) and indexation charges	(10,637)	(36,078)	(9,566)	(35,979)
Foreign exchange gains (losses) (*)	5,637	(14,951)	6,444	(15,397)
Reclassification of hedge accounting to the Statement of Income (*)	(25,174)	(24,777)	(24,832)	(24,162)
Monetary restatement of anticipated dividends and dividends payable (**)	5,351	602	5,357	605
Recoverable taxes inflation indexation income (***)	443	2,754	503	2,603
Others	3,106	294	2,962	372
Total	(19,257)	(59,256)	(29,356)	(62,666)
(*) For more information, see notes 34.3a and 34.3c.

(**) In 2022, the consolidated balance includes income on the monetary restatement of paid anticipated dividends of R$6,782 (R$675 in 2021) and expense on the indexation charges on dividends payable, in the amount of R$1,431 (R$73 in 2021). In 2022, the balance of the parent company includes income on the monetary restatement of paid anticipated dividends in the amount of R$6,782 (R$675 in 2021) and expense on the indexation charges on dividends payable in the amount of R$1,425 (R$70 in 2021).

(***) In 2021, includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

Net finance income (expense) negative in R$19,257, R$39,999 lower compared to the negative result in 2021 (R$59,256), due to:

·	Net financial expenses, lower, with emphasis on: (i) lower costs with goodwill on the repurchase of debt securities in the capital market, net of the discount, largely due to the reduction in debt repurchase operations between periods; (ii) higher income from financial investments and marketable securities, reflecting, basically, the higher average volume invested between the periods and the increase in interest rates in Brazil, mainly the Selic rate and the CDI rate; (iii) lower expenses with financing in Brazil and abroad, reflecting, mainly, the reduction of interest, due to the lower average indebtedness, due to prepayments and debt repurchases that occurred over the periods, and lower expenses with realization of transaction costs with prepayments and repurchases; and (iv) reduction of interest related to the financial update related to the dismantling of areas, due to the lower balance of liabilities to be abandoned in 2021;
·	Lower negative monetary and exchange variation caused by: (i) net gains with the real x dollar exchange variation, largely reflecting the 6.5% appreciation of the real against the dollar in 2022 on the average liability exposure in dollar , when compared to the 7.4% depreciation in 2021 on the average liability exposure in dollars; (ii) higher income from monetary restatement at the Selic rate on prepaid dividends, mainly due to the higher amounts of prepaid dividends in 2022, when compared to the previous year; (iii) increase in monetary restatements on judicial deposits, reflecting, to a large extent, the higher average balance of judicial deposits and the increase in interest rates. Effects partially offset by the gain with monetary restatement arising from the exclusion of ICMS VAT Tax from the PIS/COFINS calculation base in 2021; and the higher expense with monetary restatement on supplementary dividends payable for the 2021 fiscal year.
12.	Information by operating segment

During 2022, Petrobras implemented changes to the value-based management system, according to the metric approved by the Executive Board. These changes did not change the composition of Petrobras' reportable operating segments (E&P, RT&M and G&P), however, the measurement of the results by operating segments was changed as following:

·	accounts receivable and recoverable taxes, previously allocated to business segments, are now presented in Corporate and other businesses. The expected credit losses are now also presented in Corporate and other businesses;
·	results with commodity derivatives, previously presented in Corporate and other businesses, are now presented in business segments;

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
·	general and administrative expenses related to logistics and fuel sales, previously presented in Corporate and other businesses, are now disclosed in the RT&M segment.

This information reflects the Company's current management model and is used by the Board of Executive Officers to make decisions regarding resource allocation and performance evaluation.

In this context, the information by operating segment for the year 2021 has been restated for comparison purposes, as follows:

Consolidated Statement of Income by operating segment - 2021 Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total

Net income (loss) for the year disclosed in 2021	125,798	31,083	(717)	(39,395)	(9,505)	107,264
Changes in the measurement	(160)	(648)	(62)	870	−	−
Net income (loss) for the year reclassified - 2021	125,638	30,435	(779)	(38,525)	(9,505)	107,264

Consolidated assets by operating segment - 2021 Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total

Consolidated assets disclosed - 12.31.2021	631,412	191,898	59,087	122,215	(31,661)	972,951
Changes in the measurement	(20,488)	(21,099)	(15,672)	50,326	6,933	−
Consolidated assets reclassified - 12.31.2021	610,924	170,799	43,415	172,541	(24,728)	972,951

12.1.       Net income by operating segment

Consolidated Statement of Income by operating segment - 2022
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other businesses	Eliminations	Total
Sales revenues	401,204	584,697	77,867	2,636	(425,148)	641,256
Intersegments	394,457	10,050	20,600	41	(425,148)	−
Third parties	6,747	574,647	57,267	2,595	−	641,256
Cost of sales	(157,146)	(510,933)	(54,570)	(2,689)	418,182	(307,156)
Gross profit (loss)	244,058	73,764	23,297	(53)	(6,966)	334,100
Income (expenses)	3,994	(16,030)	(15,233)	(13,787)	(80)	(41,136)
Selling	(111)	(9,503)	(15,369)	(385)	(80)	(25,448)
General and administrative	(248)	(1,425)	(317)	(4,887)	−	(6,877)
Exploration costs	(4,616)	−	−	−	−	(4,616)
Research and development	(3,483)	(26)	(30)	(548)	−	(4,087)
Other taxes	(410)	(160)	(223)	(1,479)	−	(2,272)
Impairment of assets	(6,361)	(495)	4	(7)	−	(6,859)
Other income and expenses	19,223	(4,421)	702	(6,481)	−	9,023
Net income / (loss) before financial results and income taxes	248,052	57,734	8,064	(13,840)	(7,046)	292,964
Net finance income (expenses)	−	−	−	(19,257)	−	(19,257)
Results in equity-accounted investments	863	38	417	(27)	−	1,291
Net income / (loss) before income taxes	248,915	57,772	8,481	(33,124)	(7,046)	274,998
Income taxes	(84,338)	(19,630)	(2,742)	18,321	2,396	(85,993)
Net income (loss) for the year	164,577	38,142	5,739	(14,803)	(4,650)	189,005
Attributable to:
Shareholders of Petrobras	164,600	38,142	5,277	(15,041)	(4,650)	188,328
Non-controlling interests	(23)	−	462	238	−	677
	164,577	38,142	5,739	(14,803)	(4,650)	189,005

30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 2021 - Reclassified
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other businesses	Eliminations	Total
Sales revenues	299,929	401,756	64,987	2,732	(316,736)	452,668
Intersegments	293,984	7,609	13,847	1,296	(316,736)	−
Third parties	5,945	394,147	51,140	1,436	−	452,668
Cost of sales	(127,750)	(353,605)	(51,392)	(2,730)	302,446	(233,031)
Gross profit (loss)	172,179	48,151	13,595	2	(14,290)	219,637
Income (expenses)	17,216	(9,603)	(15,575)	(9,159)	(112)	(17,233)
Selling	(3)	(8,296)	(14,388)	(7)	(112)	(22,806)
General and administrative	(830)	(1,322)	(387)	(3,801)	−	(6,340)
Exploration costs	(3,731)	−	−	−	−	(3,731)
Research and development	(2,251)	(38)	(142)	(602)	−	(3,033)
Other taxes	(1,029)	(663)	(183)	(305)	−	(2,180)
Impairment of assets	16,375	1,635	(1,133)	13	−	16,890
Other income and expenses	8,685	(919)	658	(4,457)	−	3,967
Net income / (loss) before financial results and income taxes	189,395	38,548	(1,980)	(9,157)	(14,402)	202,404
Net finance income (expenses)	−	−	−	(59,256)	−	(59,256)
Results in equity-accounted investments	638	4,993	528	2,268	−	8,427
Net income / (loss) before income taxes	190,033	43,541	(1,452)	(66,145)	(14,402)	151,575
Income taxes	(64,395)	(13,106)	673	27,620	4,897	(44,311)
Net income (loss) for the year	125,638	30,435	(779)	(38,525)	(9,505)	107,264
Attributable to:
Shareholders of Petrobras	125,662	30,435	(1,301)	(38,623)	(9,505)	106,668
Non-controlling interests	(24)	−	522	98	−	596
	125,638	30,435	(779)	(38,525)	(9,505)	107,264

The balance of depreciation, depletion and amortization by business segment are as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other businesses	Total
2022	53,725	11,603	2,310	564	68,202
2021	48,562	11,678	2,324	484	63,048

12.2.       Assets by operating segment

Consolidated assets by operating segment - 12.31.2022
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other businesses	Eliminations	Total
Current assets	27,259	62,794	2,041	98,422	(27,464)	163,052
Non-current assets	579,735	116,858	37,533	79,531	−	813,657
Long-term receivables	33,140	9,450	492	67,640	−	110,722
Investments	1,976	5,098	905	193	−	8,172
Property, plant and equipment	531,550	101,728	35,747	10,157	−	679,182
Operating assets	480,481	87,925	25,085	8,267	−	601,758
Under construction	51,069	13,803	10,662	1,890	−	77,424
Intangible assets	13,069	582	389	1,541	−	15,581
Total Assets	606,994	179,652	39,574	177,953	(27,464)	976,709

Consolidated assets by operating segment - 12.31.2021 - Reclassified
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other businesses	Eliminations	Total
Current assets	21,036	53,753	7,012	111,174	(24,728)	168,247
Non-current assets	589,888	117,046	36,403	61,367	−	804,704
Long-term receivables	20,284	8,312	529	50,867	−	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879
Total Assets	610,924	170,799	43,415	172,541	(24,728)	972,951

Accounting policy

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) in the decision-making process of resource allocation and performance evaluation.

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The measurement of segment results includes transactions carried out with third parties, including associates and joint ventures, as well as transactions between operating segments. Transfers between operating segments are recognized at internal transfer prices derived from methodologies that considers market parameters and are eliminated only to provide reconciliations to the consolidated financial statements.

The Company's business segments disclosed separately are:

a)Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries. The E&P segment also operates through partnerships with other companies and includes holding interest in foreign entities operating in this segment.

As an energy Company with a focus on oil and gas, intersegment sales revenue refers mainly to oil transfers to the Refining, Transportation and Marketing segment, aiming to supply the Company's refineries and meet the domestic demand for oil products. These transactions are measured by internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil stream.

In addition, the E&P segment revenues include transfers of natural gas to the natural gas processing plants within Gas and Power segment. These transactions are measured at internal transfer prices based on the international prices of this commodity.

Revenue from sales to third parties mainly reflects services rendered relating to E&P activities, sales of the E&P’s natural gas processing plants, as well as the oil and natural gas operations carried out by subsidiaries abroad.

b)Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport and trading of crude oil and oil products activities in Brazil and abroad, as well as exports of ethanol. This segment also includes the petrochemical operations, such as extraction and processing of shale and holding interests in petrochemical companies in Brazil.

This segment carries out the acquisition of crude oil from the E&P segment, imports oil for refinery slate, and acquires oil products in international markets taking advantage of the existing price differentials between the cost of processing domestic oil and that of importing oil products.

Intersegment revenues primarily reflect the sale of oil products to the distribution business at market prices and the operations for the Gas and Power and E&P segments at internal transfer price.

Revenues from sales to third parties primarily reflect the trading of oil products in Brazil and the export and trade of oil and oil products by foreign subsidiaries.

c)Gas and Power (G&P): this segment covers the activities of logistic and trading of natural gas and electricity, transportation and trading of LNG (liquefied natural gas), generation and electricity by means of thermoelectric power plants, as well as holding interests in transporters and distributors of natural gas in Brazil and abroad. It also includes natural gas processing and fertilizers production.

Intersegment revenues primarily reflect the transfers of natural gas processed, liquefied petroleum gas (LPG) and NGL to the RT&M segment. These transactions are measured at internal transfer prices.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect natural gas processed to distributors, as well as generation and trading of electricity.

32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

d)Corporate and other businesses: comprise items that cannot be attributed to business segments, including those with corporate characteristics, in addition to distribution and biofuels businesses. Corporate items mainly include those related to corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to pension and health plans for beneficiaries. The other businesses include the distribution of oil products abroad (South America) and the production of biodiesel and its co-products. In 2021 and 2020, the results of other businesses included the equity interest in the associate Vibra Energia, formerly Petrobras Distribuidora, until the date of sale of the remaining interest in this associate, which took place in July 2021.

13.	Trade and other receivables

13.1.       Trade and other receivables, net

	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Receivables from contracts with customers
Third parties	27,184	27,005	18,628	16,398
Related parties
Investees (note 35.7)	486	2,152	28,198	15,427
Receivables from the electricity sector	−	−	1	−
Subtotal	27,670	29,157	46,827	31,825
Other trade receivables
Third parties
Receivables from divestments (*)	10,026	14,951	10,026	14,951
Lease receivables	2,054	2,428	153	138
Other receivables	3,993	4,866	2,804	3,401
Related parties
Investments in the Credit Rights Investment Fund - FIDC-NP (Note 35.5)	−	−	40,007	59,651
Petroleum and alcohol accounts - receivables from Brazilian Government	3,143	2,822	3,143	2,822
Subtotal	19,216	25,067	56,133	80,963
Total trade receivables	46,886	54,224	102,960	112,788
Expected credit losses (ECL) - Third parties	(8,000)	(7,971)	(4,637)	(4,116)
Expected credit losses (ECL) - Related parties	(15)	(112)	(15)	(112)
Total trade receivables, net	38,871	46,141	98,308	108,560
Current	26,142	35,538	87,396	100,110
Non-current	12,729	10,603	10,912	8,450

(*) On 12.31.2022, refers mainly to receivables for the divestment of Atapu, Sépia, Carmópolis, Roncador, Maromba, Miranga, Baúna, Pampo and Enchova, Breitener, Rio Ventura and Cricaré.

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on December 31, 2022 totaled R$ 2,451 (R$ 6,445 as of December 31, 2021).

The balance of receivables from divestments was reduced mainly by the receipt of R$ 5,066 (US$ 950 million), for the sale of an interest in exploratory block BM-S-8, and for the receipt of R$ 5,549 (US$ 1 billion) referring to the last installment of the sale of 90% of the shares of Nova Transportadora do Sudeste (NTS), partially offset by the recognition of R$ 3,618 (US$ 694 million) referring to the Earn Out of the Atapu and Sépia poles and R$ 1,435 (US$ 275 million) referring to the sale of the Carmópolis complex.

The company's expectation is that precatories arising from the oil and alcohol account will be received between 2023 and 2027, in accordance with the constitutional reform of December 2021, which established limits for disbursement by the Federal Government in each year.

In 2022, the average term of accounts receivable from contracts with third-party customers in the domestic market is approximately 2 days (2 days in 2021) for the sale of oil products and 20 to 27 days for the sale of oil. Fuel oil exports have an average receipt period between 12 and 26 days, while oil exports between 7 and 16 days (14 days and 10 days, for fuel oil and oil in 2021, respectively).

33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

13.2.       Aging of trade and other receivables – third parties

	Consolidated				Parent Company
	12.31.2022		12.31.2021		12.31.2022		12.31.2021
	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses
Current	33,778	(203)	39,392	(428)	25,979	(184)	29,109	(158)
Overdue:
Up to 3 months	986	(252)	1,214	(144)	916	(250)	1,186	(143)
From 3 to 6 months	159	(143)	221	(36)	157	(141)	210	(36)
From 6 to 12 months	330	(265)	286	(164)	322	(260)	267	(160)
Over 12 months	8,004	(7,137)	8,137	(7,199)	4,237	(3,802)	4,118	(3,619)
Total	43,257	(8,000)	49,250	(7,971)	31,611	(4,637)	34,890	(4,116)

13.3.       Changes in provision for expected credit losses

	Consolidated		Parent Company
	2022	2021	2022	2021
Opening balance	8,083	8,293	4,227	4,230
Additions	705	374	701	362
Reversions	(423)	(611)	(193)	(305)
Write-offs	(104)	(213)	(83)	(60)
Transfer of assets held for sale	−	(42)	−	−
Cumulative translation adjustment	(246)	282	−	−
Closing balance	8,015	8,083	4,652	4,227
Current	1,278	880	1,161	723
Non-current	6,737	7,203	3,491	3,504

Accounting policy

Trade and other receivables are generally classified at amortized cost, except for certain receivables classified at fair value through profit or loss, whose cash flows are distinct from the receipt of principal and interest, including receivables with final prices linked to changes in commodity price after their transfer of control.

When the Company is the lessor in a finance lease, a receivable is recognized at the amount of the net investment in the lease, consisting of the lease payments receivable and any unguaranteed residual value accruing to the Company, discounted at the interest rate implicit in the lease.

The Company measures expected credit losses (ECL) for short-term trade receivables using a provision matrix which is based on historical observed default rates adjusted by current and forward-looking information when applicable and available without undue cost or effort.

ECL is the weighted average of historical credit losses with the respective default risks, which may occur according to the weightings. The credit loss on a financial asset is measured by the difference between all contractual cash flows due to the Company and all cash flows the Company expects to receive, discounted at the original effective interest rate.

The Company measures the allowance for ECL of other trade receivables based on their 12-month expected credit losses unless their credit risk increases significantly since their initial recognition, in which case the allowance is based on their lifetime ECL.

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date.

Regardless of the assessment of significant increase in credit risk, a delinquency period of 30 days past due triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and supportable information.

The Company assumes that the credit risk on the trade receivable has not increased significantly since initial recognition if the receivable is considered to have low credit risk at the reporting date. Low credit risk is determined based on external credit ratings or internal methodologies.

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In the absence of controversy or other issues that may result in the suspension of collection, the Company assumes that a default occurs whenever the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when it is at least 90 days past due.

14.	Inventories
	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Crude oil	19,505	17,012	15,223	14,066
Oil products	17,102	13,922	14,971	10,681
Intermediate products	3,063	2,967	3,063	2,967
Natural gas and Liquefied Natural Gas (LNG) (*)	706	1,946	706	1,946
Biofuels	75	106	7	7
Fertilizers	19	43	8	9
Total products	40,470	35,996	33,978	29,676
Materials, supplies and others	5,334	4,490	5,038	4,230
Total	45,804	40,486	39,016	33,906
(*) LNG - Liquified Natural Gas

Oil and LNG inventories can be traded in their raw state, as well as consumed in the production process of their oil products.

Intermediate products are formed by streams of products that have already passed through at least one processing unit, but that still need to be processed, treated or converted to be available for sale.

Biofuels mainly comprise the balances of ethanol and biodiesel inventories.

Materials, supplies and others mainly represent production inputs and operating materials that will be used in the company's activities and are stated at average purchase cost, when this does not exceed replacement cost.

The increase in the balance of inventories in 2022, of R$ 5,318, is mainly due to higher oil inventories, due to higher costs with imported oil and government participation in oil produced, accompanying the appreciation of Brent, and higher imported volumes, as well as the increase in inventories of oil products, reflecting the higher costs with imported oil products and raw material (oil), accompanying the Brent variation, and the greater participation of the imported oil product, in relation to the oil product produced, in the mix of formation of total inventories.

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments arising mainly from fluctuations in international oil and oil product prices, and when constituted, they are recognized in profit or loss for the year as costs of goods and services sold. On December 31, 2022, a provision for losses of R$57 was recorded (R$6 recorded on December 31, 2021).

On December 31, 2022, the company has an inventory volume of oil and/or oil products given as guarantee of the Financial Commitment Terms related to the PPSP-R, PPSP-R Pre-70 and PPSP-NR Pension plans Pre-70, signed in 2008 with Fundação Petrobras de Seguridade Social - Petros, in the estimated amount of R$ 5,644, already deducted from the equivalent volumes of the early partial settlement, carried out in February 2022, meeting the contractual condition of debt coverage with the Financial Commitment Terms.

Accounting policy

Inventories are determined by the weighted average cost method adjusted to the net realizable value when it is lower than its carrying amount.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale, taking into account the purpose for which the inventories are held. Inventories with identifiable sales contracts have a net realizable value based on the contracted price, as, for example, in offshore operations (without physical tanking, with loading onto the ship and direct unloading at the customer) or auctions. Other items in inventory have a net realizable value based on general selling prices, considering the most reliable evidence available at the time of the estimate.

The net realizable value of inventories is determined by grouping similar items with the same characteristic or purpose. Changes in sales prices after the reporting date of the financial statements are considered in the calculation of the net realizable value if they confirm the conditions existing on that reporting date.

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
15.	Trade payables
	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Third parties in Brazil	18,248	19,840	17,073	18,120
Third parties abroad	10,096	10,387	4,186	5,907
Related parties	163	370	13,455	8,707
Balance in current liabilities	28,507	30,597	34,714	32,734

As of December 31, 2022, the average payment term in Brazil is 31 days, while for trade payables abroad the average term is 27 days for imported products and 26 days for other goods and services, approximately.

The reduction in the balance of suppliers in 2022, of R$ 2,090, mainly refers to net payments for installment purchases of biodiesel.

Risk drawn (Risco Sacado)

The company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

Performed invoices from suppliers registered on the platform are available to be advanced in a reverse auction, whose winner is the financial institution that bids with the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the term, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the company, therefore, the classification is maintained at suppliers, and presentation in the statement of cash flows from operating activities.

As of December 31, 2022, the balance paid in advance by suppliers within the scope of the program is R$ 677 (R$ 993 as of December 31, 2021) and has an average payment term of 24 days.

16. Taxes

16.1.       Income tax and social contribution

Current taxes

Income tax and social contribution	Consolidated
	Current Assets		Current Liabilities		Non-Current Liabilities
	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Taxes in Brazil
Income taxes	833	745	13,074	3,803	−	−
Income taxes - Tax settlement programs	−	−	259	241	1,578	1,676
	833	745	13,333	4,044	1,578	1,676
Taxes abroad	26	166	1,712	45	−	−
Total	859	911	15,045	4,089	1,578	1,676

Income taxes are calculated based on the rates of 15%, plus an additional Corporate Income Tax of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income, considering the offset of tax losses and social contribution negative basis, limited to 30% of taxable income for the year. As from the calendar year of 2015, pursuant to the publication of Law No. 12,973/2014, income earned abroad by a direct or indirect subsidiary or affiliate, adjusted by dividends and results of equity-accounted investments, multiplied by the tax rate on net income in Brazil, comprise expenses with income tax and social contribution on net income.

Taxes on income in current assets are tax credits resulting from the Corporate Income Tax and Social Contribution calculation process, in addition to the respective negative balances calculated, mainly for the calendar years 2017 to 2019 and 2021. Current liabilities are the portion payable for the calculation of the current Corporate Income Tax and Social Contribution.

The increase in these taxes is mainly related to the company's better operating income, the increase in taxation on income abroad and the Corporate Income Tax - CIT (equivalent to Corporate Income Tax and Social Contribution in Brazil) in the Netherlands, partially offset by higher prepayments and tax incentives.

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The balance of the federal tax settlement programs basically consists of the Corporate Income Tax and Social Contribution tax assessment notice inserted in the Special Tax Regularization Program (PERT) in 2017, on the full deductibility of the obligations assumed by the company in 2008 in the Terms of Financial Commitments, entered into with Petros and entities representing employees. The payment term is 145 monthly and successive installments, updated by the Selic interest rate, as of January 2018.

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

	Consolidated		Parent Company
	2022	2021	2022	2021
Net income before income taxes	274,998	151,575	270,856	147,802
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(93,499)	(51,536)	(92,091)	(50,253)
Adjustments to calculate the effective tax rate:
Interest on capital	6,417	4,684	6,408	4,673
Different jurisdictional tax rates for companies abroad	4,285	1,632	−	−
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(3,866)	(3,003)	(3,866)	(3,003)
Tax incentives	982	272	981	267
Tax loss carryforwards (unrecognized tax losses)	1,136	300	−	−
Post-retirement benefit	(2,029)	(4,377)	(1,994)	(4,269)
Results in equity-accounted investments in Brazil and abroad	451	1,672	8,058	6,768
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	172	4,767	172	4,767
Others	(42)	1,278	(196)	(84)
Income tax expenses	(85,993)	(44,311)	(82,528)	(41,134)
Deferred income taxes	(4,518)	(21,644)	(5,028)	(20,895)
Current income taxes	(81,475)	(22,667)	(77,500)	(20,239)
Effective tax rate of income taxes	31.3%	29.2%	30.5%	27.8%

(*) Income tax and social contribution in Brazil referring to income earned in the years by investees abroad, according to provisions provided for in Law No. 12,973 / 2014.

Deferred income taxes - non-current

The table below shows the movement of deferred tax assets and liabilities as of December 31:

	Consolidated		Parent Company
	2022	2021	2022	2021
Balance at January 1st	(3,486)	32,509	(14,807)	20,518
Recognized in the statement of income for the year	(4,518)	(21,644)	(5,028)	(20,895)
Recognized in shareholders’ equity	(17,092)	(8,235)	(16,966)	(7,938)
Cumulative translation adjustment	(38)	20	−	−
Use of tax credits	(5,745)	(6,350)	(5,745)	(6,353)
Others	1	214	36	(139)
Balance at December 31	(30,878)	(3,486)	(42,510)	(14,807)

The balance of deferred tax liabilities, net, increased in 2022, mainly due to the appreciation of the real against the dollar on leases, loans and financing, in addition to the use of the benefit of accelerated tax depreciation and offsetting of tax losses.

The table below demonstrates the composition and basis for the realization of deferred tax assets and liabilities:

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated

Nature	Basis for realization	12.31.2022	12.31.2021
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	824	(7,601)
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	18,795	24,455
Property, plant and equipment – Accelerated depreciation, straight line x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(80,553)	(72,123)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	4,228	19,475
Leases	Appropriation of consideration	2,266	6,942
Provision for lawsuits	Payment and reversal of the provision	4,618	3,378
Tax losses	Compensation of taxable income	4,771	10,193
Inventories	Sale, Write-Off and Loss	1,740	1,271
Employee benefits, mainly pension plan	Payment and reversal of the provision	7,918	6,976
Others		4,515	3,548
Total		(30,878)	(3,486)
Deferred tax assets		4,342	3,371
Deferred tax liabilities		(35,220)	(6,857)

Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes

On September 24, 2021, the Federal Supreme Court of Brazil (Superior Tribunal Federal – STF), in a judgment of extraordinary appeal with general repercussion, without final decision, decided that it is unconstitutional the incidence of income taxes (IRPJ and CSLL) on the indexation charges applying SELIC interest rate (indexation charges and default interest) over undue paid taxes.

The Company has a writ of mandamus in which it discusses the right to repeat the amounts of IRPJ and CSLL incident on the indexation charges applying SELIC over undue paid taxes and over judicial deposits since March 2015, as well as pleads the definitive removal of this tax incidence.

On October 20, 2021, a court decision was rendered, in the writ of mandamus, recognizing the company's right to non-taxation of the Selic in the undue tax.

Based on the decision of the STF, as well as the legal grounds presented in the decision of the Supreme Court, the company reassessed the expectation of gaining the right in relation to the SELIC adjustment of tax undue payments, considering that the tax treatment is likely to be accepted.

In this way, the company recognized in 2021 the amount of R$ 4,767, as income from current and deferred Corporate Income Tax and Social Contribution, according to ICPC 22 - Uncertainty on the Treatment of Income Taxes (equivalent to the international standard IFRIC 23).

Timing of reversal of deferred income taxes

Deferred tax credits were recognized based on the projected taxable income in subsequent years, supported by the premises of the Strategic Plan 2023-2027, whose main financial goals are the preservation of financial soundness, the double resilience of the projects, both financial and environmental, and the focus on value generation.

Management believes that deferred tax credits will be realized in proportion to the realization of provisions and the final resolution of future events, both based on projections based on Strategic Plan 2023-2027.

As of December 31, 2022, the expected realization of deferred tax assets and liabilities is as follows:

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Deferred income tax and CSLL, net Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities
2023	286	(485)	−	(726)
2024	117	1,588	−	1,878
2025	105	5,693	−	6,890
2026	104	5,388	−	6,519
2027	104	(892)	−	(1,148)
2028 and thereafter	3,626	23,928	−	29,098
Recognized deferred tax credits	4,342	35,220	−	42,511

As of December 31, 2022, the company has unused tax losses not recognized as deferred tax assets, as follows:

	Consolidated
		Assets
	12.31.2022	12.31.2021
Brazil	2	8
Abroad	5,148	7,538
Portion not registered	5,150	7,546

The unrecognized tax credits abroad arise from tax losses accumulated by a subsidiary of the company, arising mainly from oil and gas exploration and production and refining activities in the United States. In 2022, the company recorded part of these tax credits, in the amount of R$1,297, based on projected future taxable income, supported by the entry of this subsidiary into Petrobras' export chain.

The following table shows the maximum terms for taking advantage of tax credits not registered abroad:

	Consolidated
	2030-2032	2033-2035	2036-2038	Without prescription term	Total
Tax credits not registered	2,182	1,768	869	329	5,148

Uncertain tax positions

As of December 31, 2022, the company has uncertain tax treatments in Corporate Income Tax and Social Contribution of R$31,533 (R$27,808 in 2021), related to judicial and administrative proceedings as detailed in explanatory note 18.3. Additionally, the company has other positions that may be considered uncertain tax treatments in Corporate Income Tax and Social Contribution of R$156,635 (R$59,777 in 2021), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology, therefore, the company understands that such positions will be accepted by the tax authorities.

On February 8, 2023, the Federal Supreme Court, unanimously, considered that a final decision (res judicata) on taxes collected on a continuous basis, loses its effects if the Court decides otherwise at a later time. The judgment was based on collections of the Social Contribution on Net Income, a tax judged constitutional by the Federal Supreme Court in 2007. This decision does not imply any impact on Petrobras.

Accounting policy

The company calculates its taxes on profit in accordance with the legislation in force at the end of the reporting period. These taxes are calculated based on taxable income, pursuant to the relevant legislation, and measured at the rates in effect at the end of the reporting period. Income tax and social contribution expenses for the year are recognized in income unless they are related to items directly recognized in shareholders’ equity, comprising current and deferred taxes.

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

a) Current income tax and social contribution

Current income tax and social contribution are presented net, by taxable entity, when there is a legally enforceable right to offset the amounts recognized and when there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Uncertainties regarding the treatment of income taxes are evaluated periodically, taking into account the probability of acceptance by the tax authority.

b) Deferred income tax and social contribution

They are generally recognized on the temporary differences determined between the tax bases of assets and liabilities and their carrying amounts and measured at the rates expected to be applicable in the year when the asset is realized or the liability settled.

The deferred tax asset is recognized for all deductible temporary differences, including unused tax losses and credits, to the extent that it is probable that there will be taxable profit against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in the transaction that is not a business combination and at the time of the transaction affects neither accounting income nor taxable income (tax loss).

The existence of future taxable income is based on a technical study approved by the Company's Management.

Deferred income tax and social contribution are presented net, when there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets and deferred tax liabilities are related to taxes on income recorded by the same authority taxable entity, in the same taxable entity or in different taxable entities that intend to settle the current tax liabilities and assets on a net basis, or realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of the deferred tax assets or liabilities are settled or recovered.

16.2.       Other taxes

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	3,734	3,712	2,470	2,114	3,646	5,554	−	−
Current / Deferred PIS and COFINS (**)	1,970	2,330	12,323	11,329	148	2,786	466	251
PIS and COFINS - Law 9,718/98	−	−	3,429	3,313	−	−	−	−
CIDE	3	31	−	−	28	235	−	−
Production taxes/Royalties	−		−	−	10,416	11,984	594	117
Withholding income taxes	−	−	−	−	779	481	−	−
Tax settlement programs	−	−	−	−	45	374	36	36
Others	215	272	1,424	1,393	747	781	435	392
Total in Brazil	5,922	6,345	19,646	18,149	15,809	22,195	1,531	796
Taxes abroad	38	255	69	48	97	130	−	−
Total	5,960	6,600	19,715	18,197	15,906	22,325	1,531	796
(*)Other non-current liabilities are classified as other liabilities.
(**) In 2022, includes R$ 28 (R$ 576 on December 31, 2021), in current assets, referring to the exclusion of ICMS VAT Tax in the PIS and COFINS calculation basis.

Deferred ICMS VAT tax credits result from requests for extemporaneous and undue credits, offset in accordance with the legislation of each state. They also arise from credits arising from the acquisition of assets destined for fixed assets, which are offset at the rate of 1/48, being fully amortized over 4 years.

Deferred PIS-COFINS credits refer mainly to the acquisition of goods and services for assets under construction (works in progress), since the tax legislation only allows their use after these assets enter into production, as well as the Electronic Requests for Refund (PER) of extemporaneous credits with the Federal Revenue Service of Brazil.

Government participation is financial compensation owed to the Federal Government by companies that produce oil and natural gas in Brazilian territory. Government participations are composed of royalties, special participations, signature bonuses and payment for the occupation or retention of the area.

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

PIS and COFINS Law 9,718/98

The company filed ordinary lawsuits against the Brazilian Federal Government referring to the recovery of amounts collected as PIS/COFINS on financial income and exchange variations from assets, considering the unconstitutionality of §1 of art. 3 of Law 9.718/98, in the periods between February 1999 and January 2004.

All lawsuits were judged with final and unappealable decision. Currently, two actions are still in the precatory stage, with amounts as claimed by the company. With regard to the two remaining lawsuits, both have favorable reports, and in one of them, the Brazilian Federal Government indicated agreement with a relevant part of the amount, with a judgment still subject to appeal. The second, of greater value, awaits judicial pronouncement.

On December 31, 2022, the amount monetarily restated is R$3,429 (R$3,313 on December 31, 2021).

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
17.	Employee benefits

Employee benefits are all forms of consideration given by the company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Liabilities
Short-term employee benefits	7,576	7,197	6,902	6,508
Termination benefits	1,005	1,950	1,005	1,950
Post-retirement benefits	58,675	55,130	57,750	54,351
Total	67,256	64,277	65,657	62,809
Current	11,555	11,967	10,896	11,233
Non-current	55,701	52,310	54,761	51,576
Total	67,256	64,277	65,657	62,809

17.1.       Short-term benefits

	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Variable compensation program - PPP	2,552	2,574	2,381	2,418
Accrued vacation	2,634	2,453	2,354	2,183
Salaries and related charges and other provisions	1,704	1,505	1,518	1,310
Profit sharing	686	665	649	597
Total	7,576	7,197	6,902	6,508
Current	7,413	7,178	6,754	6,498
Non-current (*)	163	19	148	10
Total	7,576	7,197	6,902	6,508
(*) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive managers.

The company recognized the following amounts in the income statement:

	Consolidated		Parent Company
	2022	2021	2022	2021
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(15,493)	(14,363)	(13,698)	(12,539)
Variable compensation program (*)	(2,836)	(2,542)	(2,655)	(2,363)
Profit sharing (*)	(678)	(671)	(647)	(597)
Manager compensations and charges	(71)	(80)	(36)	(37)
Total	(19,078)	(17,656)	(17,036)	(15,536)

(*) Includes reversal values of the provision referring to programs from previous years.

17.1.1	Variable compensation program

Performance award program (PPP)

On September 17, 2021, the Company’s Board of Administration approved changes in the criteria for granting PPP 2021 to employees. The PPP 2021 model presents, for the activation of the program, in addition to the net income for the year, the declaration and payment of remuneration to shareholders for the year in question approved by the Board of Administration.

On December 15, 2021, the Board of Directors approved the 2022 PPP for employees. The criteria of the 2021 PPP model for activating the program were maintained.

In the year ended December 31, 2022, the company:

i. paid R$2,442 (R$2,286 in the parent company) related to PPP 2021, considering compliance with the company's performance metrics and the individual performance of employees;

ii. paid R$448 (R$404 in the parent company) referring to the advance of PPP 2022; and

iii. accrued R$ 2,863 (R$ 2,655 in the parent company) related to PPP 2022, recorded in other operating expenses.

Profit Sharing (PLR)

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

On December 29, 2020, the 17 labor unions representing employees of onshore bases signed the agreement for PLR 2021/2022, within the period determined by the Collective Bargaining Agreement (ACT). Among the maritime bases, three labor union entities signed the agreement within the deadline defined by the ACT.

The PLR 2021/2022 regulation, approved by the Secretariat for Coordination and Governance of State-owned Companies (Sest), of the Federal Government, covers employees who do not occupy remunerated functions and provides for individual limits according to the participants' remuneration. In order for the PLR to be activated in 2021 and 2022, in addition to the PLR agreement having been signed, the following triggers/requirements must be met: i) approval of the distribution of dividends by the Annual General Meeting (AGO); ii) calculation of net income in the reference year; and iii) achievement of the average percentage, weighted by weight, of the set of indicators' targets of at least 80%.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA, to 6.25% of net income and to 25% of dividends distributed to shareholders, in each year, whichever is lower.

In the year ended December 31, 2022:

i. the company paid R$ 659 (R$ 593 in the parent company), referring to PLR 2021; and

ii. accrued R$ 684 (R$ 647 in the parent company) related to PLR 2022, recorded in other operating expenses.

Accounting practice

Provisions for variable compensation programs (PPP and PLR) are recognized throughout the year in which the employee has provided services. Its measurements represent estimates of future disbursements arising from the services provided, to the extent that the requirements for activating the programs are met and the obligation can be reliably estimated.

17.2.       Termination benefits

They are those provided by the termination of the employment contract as a result of: i) the company's decision to terminate the employee's employment before the normal retirement date; or ii) the employee's decision to accept an offer of benefits in exchange for termination of employment.

The company has voluntary termination programs (PDV), incentive retirement programs (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity advantages.

Transpetro launched a new voluntary termination program for sea staff employees. Applications took place in the period between May 4, 2022 and July 14, 2022 and the deadline for the termination of employees who joined the program was December 3, 2022.

Considering the programs as a whole, there are 11,688 enrollments accumulated on December 31, 2022 (11,418 enrollments until December 31, 2021).

The movement in the provision is shown below:

	Consolidated		Parent Company
	2022	2021	2022	2021
Opening Balance	1,950	4,678	1,950	4,569
Effects in the statement of income	92	(62)	82	(46)
Enrollments	98	168	88	167
Revision of provisions	(6)	(230)	(6)	(213)
Effects in cash and cash equivalents	(1,037)	(2,666)	(1,027)	(2,573)
Separations in the period	(1,037)	(2,666)	(1,027)	(2,573)
Closing Balance	1,005	1,950	1,005	1,950
Current	392	1,157	392	1,157
Non-current	613	793	613	793

The recognition of the provision for expenses on retirement programs occurs as employees join.

43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The company deferred the payment of compensation in two installments, the first at the time of termination, together with the legal severance pay, and the second, when applicable, 12 months after payment of the first installment.

On December 31, 2022, of the total amount provisioned, the amount of R$ 117 corresponds to the second installment of 426 employees dismissed and the amount of R$ 888 corresponds to 1,651 employees enrolled in the voluntary termination programs with a forecast of leaving the company by September 2025.

17.3.       Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five other major types of post-retirement pension benefits (collectively referred to as “pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Liabilities
Health Care Plan: Saúde Petrobras	30,330	25,029	29,530	24,442
Petros Pension Plan - Renegotiated (PPSP-R)	18,813	18,042	18,813	18,042
Petros Pension Plan - Non-renegotiated (PPSP-NR)	5,431	3,672	5,431	3,672
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	1,484	4,557	1,484	4,557
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	1,767	2,851	1,767	2,851
Petros 2 Pension Plan (PP-2)	850	918	725	787
Other plans	−	61	−	−
Total	58,675	55,130	57,750	54,351
Current	3,750	3,632	3,750	3,578
Non-current	54,925	51,498	54,000	50,773

17.3.1. Nature and risks associated with defined benefit plans

Health Care Plan

The health care plan, named “Saúde Petrobras”, is managed by the Petrobras Health Association (APS), a non-profit civil association and includes prevention and health care programs. The plan covers all current and retired employees and is open to new employees.

Currently sponsored by Petrobras, Transpetro, PBIO, TBG and Termobahia, the plan is primarily exposed to the risk of increased medical costs due to inflation, new technologies, new types of coverage and a higher level of utilization of medical benefits. The company continually improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries, in order to mitigate this risk.

Employees and retirees make monthly fixed contributions to cover high-risk procedures and variable contributions for part of the cost of other procedures, both based on the plan's contribution tables, which are defined based on certain parameters, such as salary and levels of age. The plan also includes assistance in the purchase of some medicines upon reimbursement, with co-participation of employees and retirees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), being, currently, 60% (sixty percent) by the company and 40% (forty percent) by the participants.

Annual health plan review

On December 31, 2022, the liability was remeasured using current actuarial assumptions, the result of which is shown in table (a) of item 17.3.2 – Amounts in the financial statements related to defined benefit plans.

Pension plans

The sponsored pension plans are managed by Petros Foundation, which was constituted as a non-profit legal entity governed by private law with administrative and financial autonomy.

The pension plans are regulated by the Conselho Nacional de Previdência Complementar – CNPC, which includes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Petros periodically evaluates the plans in compliance with the supplementary pension rules in force and, when applicable, establishes measures with the objective of offering sustainability to the plans.

The main sponsored pension benefits are:

. Petros Plan - Renegotiated (PPSP-R);

. Petros Plan - Renegotiated - Pre-70 (PPSP-R Pre-70);

. Petros Plan - Non-renegotiated (PPSP-NR);

. Petros Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70);

. Petros 2 Plan; and

. Petros 3 Plan.

Currently, the PPSP – R, PPSP-R Pre-70, PPSP-NR, PPSP-NR Pre-70 and Petros Plan 3 plans are sponsored by Petrobras, and the Petros 2 plan sponsored by: Petrobras, Transpetro, PBIO, TBG, Termobahia and Termomacae.

The Petros Plan of the Petrobras System (PPSP), originally established by the company in July 1970, was split in 2018 into the PPSP-R and PPSP-NR plans. On January 1, 2020, the PPSP-R and PPSP-NR plans were spun off and gave rise to the PPSP-R Pré-70 and PPSP-NR Pré-70 plans.

Pension plans supplement the income of their participants during retirement, in addition to guaranteeing a death pension to their beneficiaries. The benefit consists of a monthly income supplementary to the benefit granted by the National Institute of Social Security (INSS).

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The table below provides other features of these plans:

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Modality	Defined Benefit	Defined Benefit	Defined Benefit	Defined Benefit	Variable Contribution (defined benefit and defined contribution portions)	Defined Contribution
Participants of the plan	Generally covers employees and former employees who joined the company after 1970 that agreed with changes proposed by the Company in its original pension plan (P0).

Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the company, obtaining the condition of assisted.

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0).	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the company, obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0). amendments.	This Plan was established in 2007, also covering employees and former employees that moved from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans, as a result of the process of voluntary migration option.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant will.	Monthly payments of undefined benefit, according to the option exercised by the participant.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability and sickness.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index – IPCA.		Mainly based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.		Lifetime monthly payments: updated based on the Nationwide Consumer Price Index – IPCA.	Undefined benefit monthly payments: based on the variation of individual account quota
Undefined benefit monthly payments: based on the variation of individual account quota
Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of	It is comprised of:	It is comprised of:	It is comprised of:	Parity normal contributions in the active phase that form the right to undefined benefits, accumulated in individual account balances.
	i) normal contributions that covers expected cost of the plans in the long run; and	normal contributions that covers expected cost of the plans in the long run.	i) normal contributions that covers expected cost of the plans in the long run; and	normal contributions that covers expected cost of the plans in the long run.	i) normal contributions that covers expected cost of the plans in the long run; and
	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in the event of a deficit until the termination of the Petrobras Financial Commitment Terms.	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in the event of a deficit until the termination of the Petrobras Financial Commitment Terms.	ii) extraordinary contributions that cover additional costs, in the event of a deficit calculation, as provided for in the regulation for the defined benefit portion of the plan.
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits. Amounts to be paid to Petros Foundation (*)	Financial obligations with a balance amounting R$ 689 at 12/31/2022.	Financial obligations with a balance of R$ 1,585 at 12/31/2022.	Financial obligations settled early in 2021.	Financial obligations with a balance amounting R$ 1.053 at 12/31/2022.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and with a planned maturity in 2028.
(*) Commitment already recorded in Petrobras' financial statements, comprising the record of the actuarial liability value.

Private Debt Confession Instrument (PED 2015)

On October 18, 2022, the company formalized its payment commitment referring to the extraordinary employer contributions of the deficit equation plan - 2015 (PED 2015), implemented in 2017, together with the pension plans Petros Renegotiated and Non-Renegotiated (PPSP- R and PPSP-NR). Payments of extraordinary contributions were not previously made due to court injunctions.

46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The amount related to Petrobras is R$ 1,114 and refers to amounts not charged in the period from July 2020 to December 2021. The amount of R$ 229 was paid on October 28, 2022, and the remainder refers to the installments falling due, will be paid according to the payroll in return for the collection of the portion of participants and assisted persons.

The effect of the PED 2015, on the PPSP R and PPSP NR pension plans, has already been recognized in the financial statements for the year in which it was implemented.

On December 31, 2022, the balance of the Private Instrument is R$876, comprising the record of the actuarial liability amount.

Deficit Equation Plan 2021 (PED) - Petros Renegotiated Plan

On November 10, 2022, Petros' Deliberative Council (DC) approved the deficit equation plan (PED) for the 2021 financial year of the Petros Renegotiated Plan (PPSP-R), as this plan exceeded the legal limit of tolerance to technical deficit. Being appreciated by the company's Board of Directors on November 30, 2022 and submitted to Sest (supervisory body of the sponsor Petrobras).

If there is a favorable opinion from this body, the equalization plan should be implemented by Petros with the start of charging extraordinary contributions in April 2023, adding to the normal and extraordinary contributions already in force.

The PPSP-R is a defined benefit plan and, according to Petros, this deficit was directly impacted by the economic situation that mainly affected the fixed income segment, especially because of public bonds marked to market, which suffered with the increase in yield curves.

According to Complementary Laws 108/2001 and 109/2001, as well as the Resolution of the National Complementary Pension Council - CNPC nº 30/2018, the deficit of R$ 7,746, which updated until December31, 2022 reaches R$ 8,515, must be equated equally between the sponsors (Petrobras, Vibra Energia and Petros) and the participants of the PPSP-R, with Petrobras being responsible for the total amount of R$ 4,012.

The disbursement by the sponsors will decrease over the life of the plan, and is estimated, for the first year, at around R$ 300 for Petrobras.

The actuarial position of the PPSP-R plan and the effects of the implementation of new extraordinary contributions by PED 2021 are reflected in the actuarial liabilities for the year 2022.

Annual review of pension plans

As at December 31, 2022, liabilities were remeasured using the actuarial assumptions in force, the results of which are shown in table (a) of item 17.3.2 – Amounts in the financial statements related to defined benefit plans.

17.3.2.	Amounts in the financial statements related to defined benefit plans
a)	Changes in obligations recognized in the Statement of Financial Position

Represents the company's obligation, net of collateral assets and discounted to present value, calculated in accordance with the methodology established in CPC 33 (R1) - Employee Benefits (IAS 19), approved by CVM Resolution No. 110/2022, which differs from the accounting and actuarial practices adopted by the pension funds regulated by the Conselho Nacional de Previdência Complementar.

On December 31, 2022, the increase in the actuarial liability with post-employment benefit plans of R$3,545 basically refers to the actuarial loss of R$8,297, recognized in shareholders' equity, with the remeasurement of the liability arising from changes in actuarial assumptions, mainly due to the increase in hospital medical costs - VCMH and the readjustment of pension plan benefits, partially offset by the increase in the real discount rate applied on plan liabilities.

Information on changes in the main assumptions applied to the actuarial review are provided in the table in Note 17.3.6 – Measurement uncertainties associated with the defined benefit obligation.

The movement in obligations with pension and health plans with a defined benefit feature is shown below:

Consolidated
2022

47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras		Total
Amounts recognized in the Statement of Financial Position
Present value of obligations	66,635	21,489	5,750	30,330	−	124,204
(-) Fair value of plan assets	(46,338)	(14,291)	(4,900)	−	−	(65,529)
Net actuarial liabilities on December 31	20,297	7,198	850	30,330	−	58,675
Changes in net actuarial liabilities
Balance on January 1st	22,599	6,523	918	25,029	61	55,130
Recognized in income – cost and expenses	2,357	669	167	3,140	−	6,333
Current service cost	49	7	68	540	−	664
Interest cost, net	2,308	662	99	2,600	−	5,669
Recognized in Equity - other comprehensive income	2,207	2,187	(239)	4,145	(3)	8,297
Remeasurement: actuarial (gains)/losses	2,207	2,187	(239)	4,145	(3)	8,297
Cash effects	(6,866)	(2,181)	−	(1,987)	(1)	(11,035)
Contributions paid	(1,574)	(485)	−	(1,987)	(1)	(4,047)
Payments related to Term of financial commitment (**)	(5,292)	(1,696)	−	−	−	(6,988)
Other changes	−	−	4	3	(57)	(50)
Balance of actuarial liability as of December 31	20,297	7,198	850	30,330	−	58,675
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**)Includes the payment of R$ 6,882 of part of the principal of the Term of Financial Commitment (TCF) made on February 25, 2022.
	Consolidated
	2021
	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Amounts recognized in the Statement of Financial Position
Present value of obligations	64,068	19,446	5,509	25,029	52	114,104
(-) Fair value of plan assets	(41,469)	(12,923)	(4,591)	−	9	(58,974)
Net actuarial liabilities on December 31	22,599	6,523	918	25,029	61	55,130
Changes in net actuarial liabilities
Balance on January 1st (**)	39,102	14,012	2,477	27,836	76	83,503
Recognized in income – cost and expenses	2,510	947	383	7,420	(45)	11,215
Past service cost	(5)	(1)	−	4,518	−	4,512
-Present value of obligation	(3,672)	(168)	−	4,518	−	678
- Value of the guarantee asset - transfer to equity in PP3	2,494	114	−	−	−	2,608
-Sponsor contribution for PP-3	1,173	53	−	−	−	1,226
Current service cost	72	5	198	844	(50)	1,069
Interest cost, net	2,345	914	185	2,058	5	5,507
Interest on the obligations with contribution for the revision of the lump sum death benefit	98	29	−	−	−	127
Recognized in Equity - other comprehensive income	(11,929)	(5,308)	(1,942)	(8,590)	34	(27,735)
Remeasurement: actuarial (gains)/losses	(11,929)	(5,308)	(1,942)	(8,590)	34	(27,735)
Cash effects	(7,084)	(3,128)	−	(1,633)	(3)	(11,848)
Contributions paid (***)	(2,514)	(453)	−	(1,633)	(3)	(4,603)
Payments of obligations with contribution for the revision of the lump sum death benefit	(1,797)	(536)	−	−	−	(2,333)
Payments related to Term of financial commitment (TFC)	(2,773)	(2,139)	−	−	−	(4,912)
Other changes	−	−	−	(4)	(1)	(5)
Balance of actuarial liability as of December 31	22,599	6,523	918	25,029	61	55,130
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) Includes obligation with contributory contribution for reviewing the lump sum death benefit.
(***) Includes the payment of the contribution for migration to the defined contribution plan PP3 of R$ 1,274.

b)	Changes in the present value of the obligation

	Consolidated 2022
	Pension Plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras		Total
Changes
Present value of obligations at beginning of year	64,068	19,446	5,509	25,029	52	114,104
Recognized in income	6,591	1,979	642	3,140	−	12,352
Interest cost	6,542	1,972	574	2,600	−	11,688
Service cost	49	7	68	540	−	664
Recognized in the Statement of Financial Position - other comprehensive income	1,477	1,995	(35)	4,145	(3)	7,579
Remeasurement: Actuarial (gains)/losses – experience	7,172	3,601	492	(1,449)	(3)	9,813
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	−	23	31	(131)	−	(77)
Remeasurement: Actuarial (gains)/losses – financial hypotheses	(5,695)	(1,629)	(558)	5,725	−	(2,157)
Others	(5,501)	(1,931)	(366)	(1,984)	(49)	(9,831)

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Benefits paid, net of assisted contributions	(5,621)	(1,960)	(370)	(1,987)	(1)	(9,939)
Contributions from participants	120	29	−	−	−	149
Others	−	−	4	3	(48)	(41)
Present value of obligations at the end of the year	66,635	21,489	5,750	30,330	−	124,204
(*) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,
	2021
	Pension Plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Changes
Present value of obligations at beginning of year	82,354	25,003	6,115	27,836	136	141,444
Recognized in income	6,310	1,884	648	7,420	(41)	16,221
Interest cost	6,243	1,880	450	2,058	9	10,640
Service cost	72	5	198	844	(50)	1,069
. Past service cost	(5)	(1)	−	4,518	−	4,512
Recognized in the Statement of Financial Position - other comprehensive income	(15,934)	(5,589)	(901)	(8,590)	(38)	(31,052)
Remeasurement: Actuarial (gains)/losses – experience (**)	(1,679)	(1,616)	1,690	(1,281)	(45)	(2,931)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	−	−	(26)	513	−	487
Remeasurement: Actuarial (gains)/losses – financial hypotheses	(14,255)	(3,973)	(2,565)	(7,822)	7	(28,608)
Others	(8,662)	(1,852)	(353)	(1,637)	(5)	(12,509)
Benefits paid, net of assisted contributions	(5,137)	(1,723)	(353)	(1,633)	(4)	(8,850)
Contributions from participants	142	38	−	−	−	180
Transfer and contribution in PP3	(3,667)	(167)	−	−	−	(3,834)
Others	−	−	−	(4)	(1)	(5)
Present value of obligations at the end of the year	64,068	19,446	5,509	25,029	52	114,104
(*) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans. (**) Includes effect of extraordinary contributions - New PED.

c)Changes on the fair value of plan assets

Petrobras has four pension plans, PPSP-R, PPSP-NR, PPSP-R pre-70 and PPSP-NR pre-70, in the phase of consumption of the guaranteeing asset, and one plan, PP2, whose most participants is in the wealth accumulation phase.

The evolution of the guaranteeing asset reflects these characteristics of the plans, being the result of the inflow of contributions and the redemption of assets for payment of benefits, in addition to the influence of the profitability of the investments of the assets.

	Consolidated 2022
	Pension plans			Health care plans
	PPSP-R (*)	PPSP-NR(*)	PP2	Saúde Petrobras	Other plans	Total
Changes
Fair value of plan assets at beginning of year	41,469	12,923	4,591	−	(9)	58,974
Recognized in income - costs and expenses	4,234	1,310	475	−	−	6,019
Interest income	4,234	1,310	475	−	−	6,019
Recognized in the Statement of Financial Position - other comprehensive income	(730)	(192)	204	−	−	(718)
Remeasurement: Return on assets greater/(less) than the discount rate	(730)	(192)	204	−	−	(718)
Cash effect	6,866	2,181	−	1,987	1	11,035
Contributions paid by the company	1,574	485	−	1,987	1	4,047
Payments linked to the term of financial commitment	5,292	1,696	−	−	−	6,988
Other changes	(5,501)	(1,931)	(370)	(1,987)	8	(9,781)
Contributions of participants	120	29	−	−	−	149
Benefits paid by the plan, net of assisted contributions	(5,621)	(1,960)	(370)	(1,987)	(1)	(9,939)
Others	−	−	−	−	9	9
Fair value of plan assets at the end of year	46,338	14,291	4,900	−	−	65,529
(*) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated 2021
	Pension plans			Health care plans
	PPSP-R (*)	PPSP-NR(*)	PP2	Saúde Petrobras	Other plans	Total
Changes
Fair value of plan assets at beginning of year	44,951	11,498	3,638	−	60	60,147
Recognized in income - costs and expenses	3,898	966	265	−	4	5,133
Interest income	3,898	966	265	−	4	5,133
Recognized in the Statement of Financial Position - other comprehensive income	(4,005)	(281)	1,041	−	(72)	(3,317)
Remeasurement: Return on assets greater/(less) than the discount rate	(4,005)	(281)	1,041	−	(72)	(3,317)
Cash effect	5,287	2,592	−	1,633	3	9,515
Contributions paid by the company	2,514	453	−	1,633	3	4,603
Payments linked to the term of financial commitment	2,773	2,139	−	−	−	4,912
Other changes	(8,662)	(1,852)	(353)	(1,633)	(4)	(12,504)
Contributions of participants	142	38	−	−	−	180
Benefits paid by the plan, net of assisted contributions	(5,137)	(1,723)	(353)	(1,633)	(4)	(8,850)
Transfer and contribution on PP3	(3,667)	(167)	−	−	−	(3,834)
Fair value of plan assets at the end of year	41,469	12,923	4,591	−	(9)	58,974
(*) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

Pension Plan assets – investment management

Petros Foundation annually prepares Investment Policies (PI) specific to each plan, following two models:

(i)	for Petros 2, the achievement of the actuarial goal with the lowest value at risk; and
(ii)	for defined benefit plans, the minimal mismatch in net cash flows, conditioned to the achievement of the actuarial target.

Pension plans assets follow a long-term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually and uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

The pension plan assets by type of asset are set out as follows:

	Consolidated
	2022				2021
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	−	7,062	7,062	11%	4,723	8%
Fixed income	18,510	27,634	46,144	70%	38,309	65%
Government bonds	18,279	20,594	38,873		25,237
Fixed income funds	−	4,508	4,508		4,798
Other investments	231	2,532	2,763		8,274
Variable income	6,180	1,270	7,450	12%	10,706	18%
Spot shares	6,180	−	6,180		9,410
Other investments	−	1,270	1,270		1,296
Structured investments	171	659	830	1%	1,024	2%
Real estate properties	−	2,555	2,555	4%	2,652	4%
	24,861	39,180	64,041	98%	57,414	97%
Loans to participants	−	1,488	1,488	2%	1,560	3%
Fair value of plan assets at the end of the year	24,861	40,668	65,529	100%	58,974	100%

There is no guarantee asset for the health plan. Pension plan assets related to loans granted to participants are valued at amortized cost, which approximates market value.

As of December 31, 2022, investments include debentures in the amount of R$ 15, in addition to common shares in the amount of R$ 6, all issued by Petrobras, and buildings leased by the company in the amount of R$ 10.

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

d) Components of expenses with pension and health plans recognized in the statement of income

		Pension Plans		Health Care Plan	Other Plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras
Related to active employees (cost and expenses)	(180)	(29)	(95)	(1,144)	−	(1,448)
Related to retired employees (other income and expenses)	(2,177)	(640)	(72)	(1,996)	−	(4,885)
Expenses for the year – 2022	(2,357)	(669)	(167)	(3,140)	−	(6,333)
Expenses for the year – 2021	(2,510)	(947)	(383)	(7,420)	45	(11,215)
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

17.3.3.	Contributions

In 2022, the company contributed a total of R$ 11,035 to the defined benefit plans that reduced the balance of obligations, as shown in note 17.3.2. Additionally, it contributed R$ 1,020 to the defined contribution portion of the PP2 plan and R$ 9 of the PP3 plan, which were recognized as an expense in the income statement for the year.

The expected contributions from the PPSP R, PPSP NR, PPSP R pre-70 and PPSP NR pre-70 plans, for 2023, total R$ 2,208. Those of the Petros 2 Plan add up to R$ 1,069 and refer to the defined contribution portion.

The portion of the contribution with a defined benefit feature of PP2 is suspended between July 1, 2012 and March 31, 2023, according to the decision of the Petros Foundation's Deliberative Council, which was based on the recommendation of the Petros Foundation actuarial consultancy, as there is a reserve to cover the value at risk. Thus, all contributions from this period are being allocated to the participant's individual account.

17.3.4.	Expected cash flows

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period of December 31, 2022.

					2022	2021
	Pension Plan			Health Care Plan
Maturity profile of the present value of the obligations	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras	Total	Total
Until 1 year	5,212	1,848	386	1,571	9,017	8,478
From 1 to 5 years	21,508	7,497	1,635	5,994	36,634	34,323
From 6 to 10 years	15,071	5,078	1,207	6,653	28,009	25,754
From 11 to 15 years	10,237	3,244	866	5,279	19,626	17,819
Above 15 years	14,607	3,822	1,656	10,833	30,918	27,730
Total	66,635	21,489	5,750	30,330	124,204	114,104
(*) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.
17.3.5.	Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans will impact the Company's financial statements.

	PPSP-R	PPSP-R Pre-70	PPSP-NR	PPSP-NR Pre-70
Weighted average duration of the defined benefit obligation	11.06 Years	6.59 Years	10.37 Years	7.14 Years
17.3.6.	Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

2022
					Pension plans	Health care plan
	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	Saúde Petrobras
Nominal discount rate (Real rate + Inflation) (1)	11.95%	11.95%	11.93%	11.93%	11.97%	11.97%
Real discount rate	6.16%	6.16%	6.15%	6.15%	6.18%	6.18%
Nominal wage growth rate (Real rate + Inflation) (2)	6.27%	6.16%	6.27%	6.16%	7.74%	n/a
Rate of change in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	9.87% to 3.25% p.a.
General mortality table	Petros Experience (Bidecrem 2013)	Petros Experience (Bidecrem 2020)	Petros Experience (Bidecrem 2016)	Petros Experience (Bidecrem 2020)	AT-2012, female, smoothed in 10%	Employees: according to the pension plan. Retired people: Ex Petros (Bidecr 2013)
Disability entry table	American Group	American Group	n/a	n/a	Disability Experience PP-2 2022	Employees: Disability Experience PP-2 2022 Retired people: n/a
Disability mortality table	AT-49, male	AT-83 basic per gender	MI 2006, per gender, smoothed in 20%	Petros Experience 2014	IAPB-57 Strong, smoothed in 30%	AT-49, male
Age of retirement	Male - 56 years Female - 55 years	Male - 58 anos Female - 56 anos	n/a	n/a	First elegibility	Male - 56 years Female - 55 years

(1) Inflation curve being projected based on the market at 5.45% for 2023 and reaching 3.25% from 2027 onwards.
(2) Salary growth rate for the sponsor Petrobras only, based on the job and salary plan.
(3) Decreasing rate reaching the expected long-term inflation over the next 30 years. Refers only to the Petrobras sponsor fee.

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

2021
					Pension plans	Health care plan
	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	Saúde Petrobras
Nominal discount rate (Real rate + Inflation) (1)	10.64%	10.62%	10.55%	10.54%	10.73%	10.68%
Real discount rate	5.40%	5.38%	5.32%	5.31%	5.49%	5.44%
Nominal wage growth rate (Real rate + Inflation) (2)	5.83%	5.63%	5.83%	5.63%	7.20%	n/a
Rate of change in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	5.24% to 3.25% p.a.
General mortality table	Petros Experience (Bidecrem 2013)	Petros Experiences (Bidecrem 2020)	Petros Experiences (Bidecrem 2016)	Petros Experiences (Bidecrem 2020)	AT-2012 female10% smoothed	Employees: according to the plan. Retired people: Ex Petros (Bidecr 2013)
Disability entry table	American group	American group	n/a	n/a	Álvaro Vindas 50% smoothed	Employees: Álvaro Vindas smoothed 50% Retired people: N/A
Disability mortality table	AT-49 male	AT-49 male	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB-57 strong, 30% smoothed	AT-49, male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	n/a	n/a	1st eligibility	Male, 56 years / Female, 55 years

(1) Inflation curve being projected based on the market at 4.97% for 2022 and reaching 3.25% from 2026 onwards.
(2) Salary growth rate for the sponsor Petrobras only, based on the job and salary plan.
(3) Decreasing rate reaching the expected long-term inflation over the next 30 years. Refers only to the Petrobras sponsor fee.

The most significant assumptions are described in Note 4.3.

17.3.7 Sensitivity analysis of the defined benefit plans

The effect of a 1 p.p. change in the assumed discount rate and rate of change in medical cost is as set out below:

	Consolidated
	Discount rate				Rate of change in medical and hospital costs
	Pension plan		Health care plan		Health care plan
	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.
Actuarial obligation	(7,689)	9,818	(3,139)	3,837	4,030	(916)
Service cost and interest	(123)	243	(238)	291	668	(134)

Accounting practice

Obligations with defined benefit pension and retirement plans and healthcare plans are provisioned based on an actuarial calculation prepared annually by an independent actuary, according to the projected credit unit method, net of plan's guarantee assets, when applicable.

The projected unit credit method considers each period of service as a triggering event for an additional benefit unit, which are accumulated to calculate the final obligation, and considers certain actuarial assumptions that include: demographic and economic estimates, estimates of medical costs, as well as historical data on employee expenses and contributions according to note 4 - Critical accounting policies: key estimates and judgments.

The service cost is recognized in the Statement of Income and comprises: i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from the service provided by the employee in the current period; ii) past service cost, which is the change in the present value of the defined benefit obligation for service provided by employees in previous periods, resulting from a change (introduction, changes or the cancellation of a defined benefit plan) or a reduction (a significant reduction, by the entity, in the number of employees covered by a plan); and iii) any gain or loss on settlement.

53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Net interest on the net value of the defined benefit liability is the change, during the period, in the net value of the defined benefit liability resulting from the passage of time. Such interest is recognized in the Statement of Income.

Remeasurements of the net value of a defined benefit liability are recognized in Shareholders’ Equity, in other comprehensive income, and comprise: i) actuarial gains and losses and ii) return on plan assets, excluding amounts considered in net interest on the liability value, net of defined benefit asset.

The company also contributes to defined contribution plans, on a par with the amount of the employee's normal contribution, and these contributions are recognized in the statement of income when incurred.

18. Provisions for legal proceedings

18.1.       Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

·	Labor claims, in particular: (i) various labor claims; (ii) individual actions to review the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR); and (iii) third party actions.
·	Tax claims, including: (i) fines for noncompliance with ancillary obligations; (ii) non-approval of federal tax offsets; and (iii) non-payment of fuel CIDE on propane and butane imports.
·	Civil claims, in particular: (i) claims involving contracts; (ii) fines imposed by the ANP, especially those relating to production measurement systems; and (iii) litigation involving corporate conflicts.
·	Environmental claims, in particular: (i) fines related to the company's offshore operation; (ii) fines related to the environmental accident that occurred in 2000 in the State of Paraná; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park/SP.

The provisioned amounts are as follows:

	Consolidated		Parent Company
Non-current liabilities	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Labor claims	3,844	3,995	3,482	3,629
Tax claims	2,433	1,705	2,299	1,560
Civil claims	7,847	4,581	7,558	4,275
Environmental claims	1,579	982	1,270	918
Total	15,703	11,263	14,609	10,382

	Consolidated		Parent Company
	2022	2021	2022	2021
Opening Balance	11,263	11,427	10,382	10,301
Additions, net of reversals	5,558	2,864	5,210	2,687
Use of provision	(2,509)	(3,894)	(2,337)	(3,321)
Accruals and charges	1,399	809	1,354	715
Others	(8)	57	−	−
Closing balance	15,703	11,263	14,609	10,382

In preparing the financial statements for the period ended December 31, 2022, the company considered all available information related to the processes in which it is a party involved in making the estimates of the amounts of the obligations and the probability of outflow of funds.

54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2022, the increase in liabilities is mainly due to changes in the following cases: (i) R$2,556 in the provision for civil litigation involving contractual issues; (ii) R$560 in the provision for fines for noncompliance with ancillary tax obligations; (iii) R$521 in the provision for litigation related to the pension plan; (iv) R$412 in the provision for litigation involving a corporate conflict, offset by (v) a reduction of R$351 due to the agreement reached in arbitration for the collection of royalties on shale extraction.

18.2.       Judicial deposits

The company makes deposits at the judicial stage in order to suspend the enforceability of the tax debt and allow the taxpayer to maintain its fiscal regularity. Judicial deposits are presented according to the nature of the corresponding causes:

	Consolidated		Parent Company
Non-current assets	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Tax	41,095	32,310	40,961	32,234
Labor	4,735	4,443	4,483	4,246
Civil	10,899	7,113	10,884	7,098
Environmental	569	566	541	542
Others	373	426	370	423
Total	57,671	44,858	57,239	44,543

	Consolidated		Parent Company
	2022	2021	2022	2021
Opening Balance	44,858	37,838	44,543	37,487
Additions	8,822	6,160	8,671	6,095
Use	(590)	(593)	(533)	(550)
Financial accruals and charges	4,635	1,428	4,612	1,420
Others	(54)	25	(54)	91
Closing balance	57,671	44,858	57,239	44,543

In 2022, the company made judicial deposits in the amount of R$8,822, with emphasis on: (i) R$2,896 referring to production taxes amounts related to the unification of fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) R$1,663 referring to CIDE, PIS/COFINS related to platform chartering; (iii) R$1,391 referring to the non-addition of the income of subsidiaries domiciled abroad to the parent company's Corporate Income Tax and Social Contribution calculation base; (iv) R$707 referring to the deduction of Petros expenses from the Corporate Income Tax and Social Contribution calculation base; (v) R$343 referring to CIDE - fuels - Importation of butane/propane, and (vi) R$296 referring to non-payment of Social Security Contribution on bonuses paid to employees.

18.3.       Contingent liabilities

Legal proceedings that constitute present obligations whose outflow of resources is not probable or for which it is not possible to make a sufficiently reliable estimate of the amount of the obligation, as well as those that do not constitute present obligations, are not recognized, but are disclosed, unless that the possibility of outflow of resources be remote.

The contingent liabilities, plus interest and monetary restatement, estimated for the lawsuits on December 31, 2022, whose likelihood of loss is considered possible, are shown in the table below:

	Consolidated
Nature	12.31.2022	12.31.2021
Tax	167,457	138,312
Labor	43,163	40,022
Civil – General	39,381	31,921
Civil – Environmental	6,561	6,652
Total	256,562	216,907

18.3.1 Composition of contingent liabilities

The tables below detail the main causes of tax, labor, civil and environmental nature, whose expectations of losses are classified as possible.

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of tax matters	2022	2021
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured zero rate over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understands there is a possible likelihood of loss, since there are legal predictions in line with the position of the Company.

	54,191	50,740
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	22,936	21,707
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2022, the Company obtained finals favorable decisions at CARF, and new tax notices were issued against the company.	3,680	4,613
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels.	4,810	3,939
5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages.	2,530	2,391
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: The claim involves lawsuits in different administrative and judicial stages.	3,373	3,180
7) Income taxes (IRPJ and CSLL) – Capital gain on the disposal and amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative stages. In 2022, the Company received new infraction notices.	2,614	1,305
8) Deduction of the PIS and COFINS tax base on ship or pay contracts and charters of aircraft and vessels.
Current status: The claim involves lawsuits in several administrative and judicial stages. In 2022, the Company received new infraction notices.	5,146	1,844
9) Collection of IRPJ and CSLL - Transfer price - Charter contracts
Current status: In one of the assessments, there was an unfavorable administrative decision. Judgment of voluntary appeal by Petrobras is pending. In 2022, the company received a new infraction notice.	2,597	1,603
10) Import tax, PIS/COFINS and customs fines - import of vessels through Repetro's Special Customs Regime.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2022, the Company received new infraction notices.	1,534	1,389
11) Collection of Import Tax, PIS/COFINS and customs fines including Petrobras as jointly liable.
Current situation: In 2022, the company received a new assessment notice regarding the collection, on joint liability, of customs taxes and fines resulting from the importation of goods under the Repetro regime, for use in the Frade consortium.	12,597	−
12) Customs – Fines of 1% and 5% on the Customs Value.
Fines imposed on the customs value of imported products due to information considered to be inaccurate in the import declarations. There is a court decision unfavorable to the company.
Current situation: There are several lawsuits in the administrative and judicial phases.	1,251	1,169
13) Collection of PIS/COFINS – Incidences on Amnesties.
Current situation: In 2022, the company received a new notice of infraction whose object is the collection of social contributions for the Social Integration Program (PIS) and for Social Security Financing (Cofins), resulting from the tax transaction provided for in article 3 of Law 13.586/2017.	4,538	−
Plaintiff: States of SP, RJ, BA, PA, AL, MA, PB, PE, AM and SE Finance Departments
14) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: The claim involves lawsuits in several administrative and judicial stages.	2,219	2,050
Plaintiff: States of RJ, AL, BA, PE, PA and RS Finance Departments

56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

15) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,393	4,161
Plaintiff: States of PE, RJ and PA Finance Departments
16) VAT (ICMS) – Imports required by the states.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2022, the Company received new infraction notices.	2,293	616
Plaintiff: States of RJ, AM, PA, BA, GO, MA, SP, CE, RO and PE Finance Departments
17) Alleged failure to write-down VAT (ICMS) credits related to exempted or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,782	4,396
Plaintiff: States of RJ, BA, PE, SE and AM Finance Departments
18) Collection of ICMS on transfers between establishments, in particular by the State of RJ on the grounds that transfers without highlighting ICMS based on the Special Regime of RJ reduced the total credits of the centralizing establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,846	4,464
Plaintiff: States of GO, RJ, PA, BA, SE, SP, PR, AM, CE, MT, RN and PE Finance Departments
19) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the tax authorities, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2022, new notices were issued.	3,587	3,175
Plaintiff: States of RJ, PR, AM, BA, PA, PE, SP and AL Finance Departments
20) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2022, new notices were issued.	4,167	2,489
Plaintiff: State of SP Finance Department
21) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,373	1,293
Plaintiff: States of RJ, SP, BA, PE, PR, SE and CE Finance Departments
22) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,494	2,329
Plaintiff: States of RJ, SP, BA, AL, PE, CE and AM Finance Departments
23) Misappropriation of VAT tax credit (ICMS) on the acquisitions of drills and chemicals used in the formulation of drilling fluid, per the tax authorities.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,537	2,347
Plaintiff: Municipal government of Angra dos Reis/RJ
24) Added value of ICMS on oil import operations.
Current status: This claim involves lawsuits in several judicial stages. In 2022, judicial decisions favorable to the company were handed down in two lawsuits, at the Court of Justice of Rio de Janeiro. Awaiting judgment of the Special Appeal filed by the Municipality.	1,811	1,614
Plaintiff: Several Municipalities
25) Alleged failure to withhold and pay tax on services (ISSQN).
Current status: There are lawsuits in different administrative and judicial stages.	1,162	1,120
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória
26) Collection of the tax levied on services provided in maritime waters (ISSQN), in favor of some municipalities in the State of ES on the grounds that the service was performed in their "respective maritime territories".
Current status: The issue involves proceedings at different administrative and judicial stages. In 2022, the expectation of the actions was reclassified to remote loss due to a decision favorable to the company's thesis in the Court of Justice of Espírito Santo.	-	5,978
27) Other tax matters	9,995	8,400
Total for tax matters	167,457	138,312

57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of labor matters	2022	2021
Plaintiff: Employees and Sindipetro Union of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The dispute is in the Federal Supreme Court. The Minister Rapporteur of the Extraordinary Appeal of Petrobras, on 07/28/2021, ruled monocratically in favor of the company, reforming the decision of the Plenary of the Superior Labor Court that was against the company. Currently, the judgment of the appeals filed by the plaintiff and by several amicus curiae in view of the aforementioned decision of the Rapporteur Minister is in progress, with 3 votes in favor to the company, recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the labor unions. Considering that the last minister to manifest requested a review, the trial was suspended awaiting the presentation of the vote by Minister Vistor.	35,513	33,017
2) Other labor matters	7,650	7,005
Total for labor matters	43,163	40,022

		Estimate
Description of civil matters	2022	2021
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies

1) Administrative and legal proceedings that discuss:

a) Difference in special participation and royalties in different fields;

b) Fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.

Current status: The claims involve lawsuits in different administrative and judicial stages. In 2022, new infractions notice were received by the Company.	10,333	6,681
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
2) Proceedings challenging an ANP order requiring Petrobras to unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Tartaruga Verde and Mestiça fields, which would cause changes in the payment of special participation charges.

Current status: The list involves judicial and arbitration proceedings, as shown below. In 2022, there was an increase in value, due to the judicial deposits made by Petrobras:

a) Tupi and Cernambi: the amounts of the alleged differences in special participations were initially deposited in court, but with the cancellation of the favorable injunction, the differences were paid directly to the ANP, and such judicial deposits were resumed in the 2nd quarter of 2019. The arbitration remains suspended by court decision;

b) Baúna and Piracaba: the Federal Regional Court of the 2nd Region upheld the suspension of the arbitration. Petrobras filed appeals with the Superior Courts;

c) Tartaruga Verde and Mestiça: Petrobras was also authorized to deposit the disputed amounts, which continue to occur. The Federal Regional Court of the 2nd Region has understood, so far, the competence of the Arbitration Court, authorizing the continuation of the arbitration up to item 6 of the joint schedule (pre-hearing meeting) formulated by the parties.

	7,989	4,629
Plaintiff: Agência Estadual de Regulação de Serviços Públicos de Energia, Transportes e Comunicações da Bahia (AGERBA) and State Gas Companies
3) Public Civil Action (ACP) to discuss the alleged illegality of the gas supply made by the company to its Nitrogenated Fertilizer Production Unit (FAFEN / BA) and other lawsuits in which the state monopoly of piped gas services is discussed.
Current status: The issue involves proceedings at different judicial stages. In 2022, there was a reduction in value due to agreements entered into by Petrobras.	204	1,773
Plaintiff: Several service providers
4) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The issue involves proceedings at different judicial stages. In 2022, there was an increase in value due to new lawsuits and decisions unfavorable to Petrobras.	15,587	13,901
5) Several lawsuits of civil nature, with emphasis on those related to expropriation and easement of passage, civil liability and purchase and disposal of assets.	5,267	4,937
Total for civil matters	39,381	31,921

58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of environmental matters	2022	2021
Plaintiff: Several, such as Federal Public Ministry, State Public Ministries and environmental agencies, such as IBAMA - Brazilian Institute of Environment and Renewable Natural Resources, state and municipal agencies.
1) Several lawsuits of an environmental nature, with emphasis on fines related to the company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36.	6,561	6,652
Total for environmental matters	6,561	6,652

18.4.       Class actions and related processes

18.4.1Class action in Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Fundação") filed a class action in the Netherlands, in the District Court of Rotterdam, against Petróleo Brasileiro SA - Petrobras, Petrobras International Braspetro BV (PIB BV), Petrobras Global Finance BV (PGF), Petrobras Oil & Gas BV (PO&G) and some former Petrobras managers.

The Foundation claims that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Lava Jato Operation, the defendants acted unlawfully towards investors. Based on these allegations, the Foundation seeks a series of court statements by the Dutch court.

On May 26, 2021, after previous intermediate decisions in which the Court understood that it has jurisdiction to judge most of the seven requests made by the Foundation, the Court ruled that the class action must proceed and that the arbitration clause in Petrobras' Bylaws does not prevent the company's shareholders from having access to the Dutch Judiciary and being represented by the Foundation. However, investors who have already initiated arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action.

In 2021 and 2022, the parties submitted their written allegations and defenses regarding the merits of the action. The Court scheduled hearings for oral arguments, which took place on the 17th and 24th of January 2023. At these hearings, the Court did not provide any indications as to the content of its decision on the merits of the case. The Court determined that Petrobras and the other defendants may file supplementary statements on February 22, 2023, after which the Court intends to issue a sentence on July 26, 2023. This deadline is indicative and the decision may be postponed or anticipated.

The class action concerns complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that terminated the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the various laws applicable to the case, the information obtained from the evidence production phase, the expert analysis, the timeline to be defined by the Court and the judicial decisions on key issues of the process, the possible appeals, including before the Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action. It is currently not possible to predict whether the company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras reiterates its condition as a victim of the corruption scheme revealed by Lava-Jato Operation and intends to present and prove this status before the Dutch court.

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In view of the uncertainties that exist at the moment, it is not possible to make any reliable assessment regarding possible risks related to this litigation. The eventual indemnity for the alleged damages will only be determined by judicial decisions in later actions to be brought by individual investors. The Foundation cannot claim compensation for damages within the scope of the class action, since the final decision will be merely declaratory in nature.

Petrobras and its subsidiaries deny the allegations made by the Foundation and will continue to vigorously defend themselves.

18.4.2	Arbitrations in Argentina

On September 11, 2018, Petrobras was served of an arbitral claim filed by Consumidores Financieros Asociación Civil para su Defensa ("Association") against the company and other individuals and legal entities, before the “Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires”. Among other issues, the Association alleges Petrobras' liability for a supposed loss of market value of Petrobras' shares in Argentina, due to proceedings related to Lava Jato investigation.

On June 14, 2019, the Company informed that the Chamber of Arbitration recognized the withdrawal of the arbitration due to the fact that the Association had not paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision, which was rejected on November 20, 2019. The Association filed a new appeal addressed to the Argentine Supreme Court, pending a final decision.

Petrobras denies the allegations presented by the Association and intends to defend itself vigorously.

18.4.3	Other legal proceedings in Argentina

Petrobras was included as a defendant in criminal actions in Argentina:

·	Criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, according to the provisions of the Argentine capital market law. Petrobras was never mentioned in the scope of the referred collective action. On March 4, 2021, the Court (Room A of the Economic Criminal Chamber) decided that the jurisdiction for the trial of this criminal action should be transferred from the Criminal Economic Court No. 3 of the City of Buenos Aires to the Criminal Economic Court No. 2 of that same city. Petrobras presented procedural defenses in the criminal action, but some of them have not yet been decided by the judge.
·	Criminal action related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015. Petrobras presented its preliminary defense on the merit, which has not yet been considered by the judge, in addition to procedural defenses that are currently subject of appeals in the appellate courts of the Argentine Justice. On October 21, 2021, after an appeal by the Association, the Court of Appeals revoked the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court take steps to certify whether the company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision before the Court of Cassation, and the company's appeal was denied. After the lower court denied Petrobras immunity from jurisdiction, the company appealed to the Court. On December 27, 2022, the Court again considered the first instance decision to be premature, determining that a third one be issued, still pending. On another procedural front, on September 14, 2022, the decision that had recognized that the Association could not act as a representative of financial consumers was reformed by the Court of Cassation after an appeal by the Association. On November 2, 2022, Petrobras filed an appeal against this decision before the Argentine Supreme Court, which is still pending judgment. This criminal action is pending before the Criminal Economic Court No. 2 of the city of Buenos Aires.
18.4.4	Legal proceedings in the United States related to Sete Brasil Participações S.A. ("Sete")

In February 2016, EIG Management Company, LLC and certain affiliated funds (collectively referred to as “EIG”) filed a claim in the District Court for the District of Columbia in Washington, D.C. regarding the indirect purchase of equity interests in Sete Brasil, a company created to build platforms with high local content. In this process, EIG claims that Petrobras would have induced the plaintiffs to invest in Sete Brasil and that it was one of those responsible for the financial crisis of Sete, which filed for judicial recovery in Brazil.

60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2017, the District Court denied the summary filing request submitted by Petrobras, having decided that the process should proceed to the evidence production phase. There was the filing of appeals by Petrobras, and this appeal phase lasted until January 16, 2020, when the decision of the Court of the District of Columbia became final. During 2020, the parties engaged in extensive exchanges of documents and other documentary evidence. The parties also heard the testimonies of several witnesses to the events. In 2021, in addition to the continuity of such hearings, expert evidence was produced, as well as the parties submitted requests for the case to be judged summarily (motion for summary judgment).

On August 8, 2022, the judge accepted EIG's claim regarding Petrobras' responsibility for the alleged losses, but denied the request for a summary judgment regarding damages, with which the granting of indemnity will be subject to proof of damages by EIG at a trial hearing and assessment of defenses by the company. In the same decision, whose reflections were recognized in the company's financial statements in the third quarter of 2022, the judge denied the request for termination of the process based on Petrobras' immunity from jurisdiction, which is why an appeal was filed with the Federal Court of Appeals of the District of Columbia.

On August 26, 2022, a request was filed by Petrobras for the action to be suspended until the judgment of said appeal, and such suspension was granted by the judge on October 26, 2022.

On August 26, 2022, the District Court of Amsterdam granted an injunction to block certain Petrobras assets in the Netherlands, at the request of EIG. The decision was based on that provisional measure issued by the District Court of the District of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. Only for the purpose of this injunction, the Amsterdam District Court limited EIG's claims to a total of approximately US$297.2 million, although the US Court ruled that any award of damages will depend on EIG's proof of damages. at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no case pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with third parties.

18.5.       Arbitrations in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3). Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intends to be a collective arbitration, through representation of all minority shareholders of Petrobras that acquired shares in B3 between January 22, 2010 and July 28, 2015. Investors intend for the company to indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Lava Jato Operation.

These arbitrations involve very complex issues, which are subject to substantial uncertainties and which depend on factors such as: unprecedented legal theses, schedules yet to be defined by the Arbitral Courts, the obtaining of evidence in the hands of third parties or opponents and expert analyzes.

Furthermore, the claims made are broad and span several years. The uncertainties inherent in all of these issues affect the amount and timing of the final decision on these arbitrations. As a result, the company is unable to produce a reliable estimate of the potential loss in these arbitrations.

Depending on the outcome of all these cases, the company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, consolidated results or consolidated cash flow in a given period. However, Petrobras does not acknowledge responsibility for the alleged losses alleged by investors in these arbitrations, nor is it appropriate for collective arbitration.

Most of these arbitrations are still far from an outcome, either in preliminary stages or beginning the phase of producing evidence, so that there is no provision for the judgment of the respective arbitral courts.

However, in one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral award was issued that indicates the company's responsibility, but does not determine the payment of amounts by Petrobras, nor does it end the procedure. This arbitration is confidential, as well as the others in progress, and the partial sentence that does not represent a CAM position, but only of the three arbitrators that make up this arbitration panel, does not extend to the other existing arbitrations.

61

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitration award, considering that it contains serious flaws and improprieties. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, due to these serious flaws and improprieties pointed out by Petrobras. The court case is still pending and subject to appeals. In compliance with the rules of the CAM, the lawsuit is processed in secrecy of justice. Petrobras reiterates that it will continue to vigorously defend itself, out of respect for its current shareholders, in all arbitrations to which it is a party.

In the fiscal year ended December 31, 2022, there were no events that changed the assessment of arbitrations in Brazil.

18.6.       Legal proceeding - compulsory Loan - Eletrobras

The Brazilian government, intending to finance the expansion of the national electricity system, established the compulsory loan in favor of Eletrobrás, which lasted until 1993. The loan was charged to consumers' electricity bills.

In 2010, the company filed a lawsuit to recognize its right to receive the differences in monetary correction and interest on a compulsory loan from Eletrobrás, in relation to the third conversion of Eletrobrás shares, in the period from 1987 to 1993.

The case had a favorable decision in December 2022, in relation to the merits of the case. Currently, it is at the beginning of the execution phase, when the company's credit will be calculated and settled. Considering that legal discussions are still pending on the methodology for this calculation, the value of the contingent asset will be measured in the course of the process.

18.7.       Lawsuits brought by Natural Gas Distributors and others

In 2022, Petrobras entered into agreements with CEGÁS, SCGÁS and ES GÁS, with the aim of putting an end to existing litigation and pacifying controversial issues regarding the price of natural gas supplied, based on the current economic conditions of the natural gas market. In the case of ES GÁS, the new contracts for the purchase and sale of gas were signed and entered into force in February 2023. Regarding the State of Minas Gerais, the matter remains in court, however the collection of the gas price continues to be carried out in accordance with o Contract in effect signed between Petrobras and GASMIG.

The sale of gas by Petrobras, in the State of Rio de Janeiro, has been taking place under the terms of the granted injunctions, observing the conditions of the gas supply contracts that would end on December 31, 2021 and had their terms extended by the aforementioned injunctions.

In the State of Sergipe, the commercialization of gas has been taking place under the terms of the injunction granted in a process that is under secrecy of justice.

Accounting policy

The company recognizes provisions for losses in judicial and administrative proceedings in cases in which the technical assessments of its legal advisors and management's judgments consider the future cash disbursement to be probable, and the conditions for the recognition of a provision are met.

Contingent liabilities with a probable loss expectation that cannot be measured and those with a possible loss expectation are disclosed in the explanatory notes, considering the best information available at the time of disclosure.

The methodology adopted for measuring the provisions is described in Note 4.4.

Contingent assets are not recognized but are disclosed in explanatory notes when the inflow of economic benefits is probable and the amounts are material. If the inflow of economic benefits is practically certain, which, in general, considers the final and unappealable decision, and whose value can be safely measured, the related asset ceases to be a contingent asset and its recognition is adequate.

19	Provision for decommissioning costs

The table below details the provision for decommissioning costs amount per production area:

62

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Onshore	2,182	4,868	1,686	4,421
Shallow Waters	22,951	20,825	22,951	20,825
Deep and ultra-deep post-salt	52,114	46,989	52,114	46,989
Pre-salt	19,801	14,478	19,801	14,478
Total	97,048	87,160	96,552	86,713

	Consolidated		Parent Company
	2022	2021	2022	2021
Opening balance	87,160	97,595	86,713	97,194
Adjustment to provision	18,313	(6,628)	18,255	(6,638)
Transfers related to liabilities held for sale	(6,436)	(3,804)	(6,436)	(3,804)
Payments made	(4,415)	(3,935)	(4,413)	(3,917)
Interest accrued	2,453	3,902	2,433	3,878
Others	(27)	30	−	−
Closing balance	97,048	87,160	96,552	86,713

The increase in the balance of the provision in 2022 largely reflects: i) the review of technical assumptions and the scope of wells and equipment; ii) the review of the planning of the company's decommissioning operations; and iii) the extension of the economic concession year, mainly due to the increase in Brent prices.

The increases were partially offset by reductions resulting from: i) the increase in the risk-adjusted real discount rate to 4.41% p.a. (3.02% in 2021); ii) the completion of sales of the Papa Terra, Cangoá and Peroá oil and gas production fields and the fields at the Alagoas, Carmópolis, Fazenda Belém and Recôncavo hubs, which resulted in the write-off of the provision associated with the fields and hubs; iii) the appreciation of the Real against the US Dollar, with an impact on cost estimates in Dollars; and iv) updating the discount base from 2021 to 2022.

The provision associated with divestment projects of E&P assets classified as held for sale, was transferred to liabilities held for sale. Refers mainly to movements related to the Pole Potiguar, in Rio Grande do Norte, the Albacora Leste field, in Rio de Janeiro, the Poles Golfinho and Camarupim, in Espírito Santo and the North Pole Capixaba, in Espírito Santo, as explanatory note 30. In 2021, the transfers are basically related to the Alagoas Hub, Papa-Terra field, Peroá pole, Miranga pole and Búzios field.

Accounting policy

The initial recognition of legal obligations to remove equipment and restore land or sea areas at the end of operations occurs after the declaration of commerciality of the oil and gas production field. The calculation of cost estimates for future environmental removals and restorations is complex and involves significant judgments, as per Note 4.5 about relevant estimates and judgments.

Estimates are revised annually based on current information on costs and expected recovery plans.

When the revision of estimates results in an increase in the provision for dismantling areas, the counterpart is an increase in the corresponding asset. Otherwise, if it results in a decrease in the provision, the counterpart is a reduction in the asset, which cannot exceed its book value. Any excess portion is immediately recognized in the statement of income under other operating expenses.

63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
20	Other Assets and Liabilities
Asset		Consolidated		Parent Company
		2022	2021	2022	2021
Escrow account and/ or collateral	(a)	5,673	5,360	5,136	4,797
Advances to suppliers	(b)	8,147	1,720	10,274	2,916
Prepaid expenses	(c)	1,892	1,660	1,367	1,279
Derivatives Transactions	(d)	281	172	15	−
Assets related to business partnerships	(e)	368	1,463	3,510	3,280
Others		1,016	1,118	872	891
		17,377	11,493	21,174	13,163
Current		9,271	8,777	11,651	10,469
Non-Current		8,106	2,716	9,523	2,694
Liability		Consolidated		Parent Company
		2022	2021	2022	2021
Obligations arising from divestments	(f)	7,068	6,170	7,063	6,161
Contractual retentions	(g)	3,134	2,908	3,031	2,492
Advances from customers	(h)	4,726	3,383	3,853	3,315
Provisions for environmental expenses, R&D and fines	(i)	3,519	3,170	3,239	2,760
Taxes and contributions	(j)	1,531	796	1,531	796
Unclaimed dividends	(k)	1,258	451	1,258	451
Derivatives Transactions	(d)	767	1,574	424	1,240
Various creditors		496	466	493	446
Others		3,451	3,550	3,297	3,210
		25,950	22,468	24,189	20,871
Current		15,660	10,464	13,384	8,745
Non-Current		10,290	12,004	10,806	12,126

In 2022, the increase in other assets mainly reflects the variation in advances to suppliers, referring to the construction of platforms P-80, P-82 and P-83. The increase in other liabilities is due, for the most part, to advances from customers, with emphasis on the sale of the interest in the Albacora Leste concession and obligations arising from disinvestment from the sale of the Pampo and Enchova poles.

The following references detail the nature of the operations that make up the balances of other assets and liabilities:

a) Amounts deposited to pay obligations related to financing raised from the China Development Bank (CDB), as well as guarantee margin deposits to cover operations with derivatives, financial and commodities, contracted in futures and over-the-counter markets. Additionally, there are amounts invested in investment funds arising from escrow account resources related to the divestment operations in TAG and NTS.

b) Amounts for which compensation must be made through the supply of materials or rendering of services contracted with suppliers.

c) Expenses with platform chartering and equipment rental in situations where the start of operations was postponed due to legal requirements or the need for technical adjustments.

d) Fair value of open positions and operations closed and not yet financially settled.

e) Cash and cash equivalents and amounts receivable from partners in E&P partnership operations operated by Petrobras.

f) Provisions for financial reimbursements assumed by Petrobras to be made to the buyer, referring to the portion of expenses with abandonment of wells, pipelines and equipment of the divested assets. The settlement of provisions follows decommissioning schedules, with payments starting between two and three months after the date considered for the execution of the operations, according to the contractual terms for reimbursement for the abandonment of the respective oil fields.

g) Retained installments of obligations with suppliers to guarantee the execution of the signed contract, recorded on the occasion of the maturity of such obligations. Contractual retentions will be paid to suppliers upon termination of the contract, upon issuance of the term of contractual termination.

h) Amounts referring to the advance or cash receipt of third-party customers, linked to the sale of products or services.

i) Amounts constituted for the purpose of environmental compensation assumed by the company in the course of its operations, as well as the development of its research projects.

j) Non-current portion of several taxes, as per explanatory note 16.

64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

k) Dividends made available to shareholders and not paid due to the existence of pending registration issues for which shareholders are responsible with the custodian bank for the shares and with Petrobras itself, as per explanatory note 33.

Accounting Practice

The accounting recognition of obligations arising from divestment is at present value, using a risk-free discount rate, adjusted to the company's credit risk, being the best estimate of disbursement required to settle the present obligation on the balance sheet date. The obligations are subject to significant changes as activity execution schedules are updated and detailed by buyers.

21	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the preparation of the financial statements for the year ended December 31, 2022, the company considered all available information and monitored the investigations of “Lava Jato Operation”, and no new information was identified that would alter the write-off of additional expenses that had been unduly capitalized that were recognized in the third quarter of 2014, or significantly impacted the methodology adopted by the company. Petrobras will continue to monitor the investigations to obtain additional information and assess its potential impact on the adjustments made.

The company continues to monitor the investigations and effectively collaborate with the work of national and foreign authorities, including Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Court, the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

In 2022, the company recognized, as a result of leniency agreements and collaboration agreements and repatriations, the reimbursement of R$ 499 (R$ 1,272 in 2021). These funds are presented as other operating income and must be added to the amount of R$ 6,220 recognized in previous periods, considering the accumulated position.

On January 12, 2023, the company received the amount of R$456, recovered through a leniency agreement entered into by the company UOP LLC – subsidiary of Honeywell International Inc. with the Controladoria Geral da União (CGU) and the Advocacia Geral da União (AGU). Additional information on the subject is presented in explanatory note 37.

21.1	Investigations involving the Company

Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market, having Petrobras as represented. Following a decision by the Attorney General's Office, this investigation was sent to the Federal Public Prosecutor's Office, since the São Paulo Public Prosecutor’s Office does not have legal competence to conduct the procedure. In May 2022, Petrobras became aware that the procedure, which was proceeding in secrecy, was filed in February 2021.

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
22	Commitment to purchase natural gas

The GSA contract (Gas Supply Agreement) between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos – YPFB was initially valid until December 31, 2019. According to the contractual provision, after December 31, 2019, the GSA was automatically extended until the entire contracted volume is delivered by YPFB and withdrawn by Petrobras.

On March 6, 2020, through a contractual amendment, the contracted daily quantity (QDC) was changed from 30.08 million m³ per day to 20 million m³ per day, which came into effect on March 11, 2020. 2020. On August 5, 2022, through a new contractual amendment, the Parties once again modified the GSA, adjusting, among other aspects, the minimum supply and payment commitments, which changed from annual constant to monthly seasonal. Furthermore, the aforementioned contracted volume was consolidated and updated.

Therefore, on December 31, 2022, the GSA's contracted firm quantity, corresponding to YPFB's delivery obligation, for the year 2023 is approximately 5.76 billion m³ of natural gas, equivalent to 15.77 million m³ per day on an annual average, which corresponds to an estimated total value of US$ 1.51 billion.

On January 1, 2023, the contractual provision referring to the extension, mentioned above, indicates an extension of the GSA, at least, until January 2026, considering a withdrawal based on the Daily Quantity Guaranteed by YPFB (that is, withdrawing it the maximum volume contracted every day), which ranges between 20.00 million m³ per day and 8.00 million m³ per day (limits on a monthly basis). This represents an estimated additional total value of US$ 3.81 billion for the period between January 2023 and January 2026.

If the withdrawal takes place based on the Daily Quantity Guaranteed by Petrobras (take-or-pay), which ranges between 14.00 million m³ per day and 5.60 million m³ per day (limits on a monthly basis), the aforementioned extension will be extended to a maximum of May 2028, representing an estimated additional total value of US$3.47 billion for the period between January 2023 and May 2028.

66

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
23	Property, plant and equipment
23.1	Per type of assets
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (***)	Right-of-use assets	Total	Total
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	139,857	345,470	147,222	1,202,684	1,149,507
Accumulated depreciation and impairment (****)	(9,468)	(250,894)	(45,427)	(145,424)	(52,065)	(503,278)	(432,152)
Additions	1	4,323	38,936	247	36,269	79,776	85,325
Additions to / review of estimates of decommissioning costs	−	−	−	17,135	−	17,135	17,077
Capitalized interests	−	−	5,267	−	−	5,267	5,226
Transfer of Signature Bonus (*****)	−	−	−	6,008	−	6,008	6,008
Write-offs	(109)	(3,709)	(11,042)	(3,287)	(7,308)	(25,455)	(24,675)
Transfers (******)	663	26,970	(44,476)	18,395	13	1,565	285
Transfers to assets held for sale	(155)	(9,357)	(2,098)	(10,085)	(726)	(22,421)	(22,116)
Depreciation, amortization and depletion	(455)	(24,498)	−	(27,370)	(23,089)	(75,412)	(78,677)
Impairment - recognition (note 25)	−	(3,621)	(3,165)	(738)	(66)	(7,590)	(7,539)
Impairment - reversal (note 25)	−	1,169	78	272	−	1,519	1,517
Cumulative translation adjustment	(6)	(8)	(506)	(86)	(10)	(616)	−
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (****)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (***)	Right-of-use assets	Total	Total
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Accumulated cost	28,322	557,080	143,142	316,486	123,578	1,168,608	1,120,987
Accumulated depreciation and impairment (****)	(12,510)	(252,140)	(62,887)	(154,528)	(41,109)	(523,174)	(450,899)
Additions	−	8,914	31,073	22	37,179	77,188	77,702
Additions to / review of estimates of decommissioning costs	−	−	−	(6,046)	−	(6,046)	(6,056)
Capitalized interests	2	−	5,217	−	−	5,219	5,145
Transfer of Signature Bonus (*****)	−	−	−	61,395	−	61,395	61,395
Write-offs	(214)	(3,082)	(3,217)	(8,692)	(1,506)	(16,711)	(16,706)
Transfers (******)	(1,472)	16,039	(16,967)	9,382	11	6,993	(179)
Transfers to assets held for sale	(292)	(15,451)	(3,046)	(4,406)	(84)	(23,279)	(17,423)
Depreciation, amortization and depletion	(532)	(22,833)	−	(23,472)	(23,070)	(69,907)	(74,558)
Impairment - recognition	−	(2,089)	(9)	(152)	(23)	(2,273)	(2,272)
Impairment - reversal	−	9,623	615	9,953	180	20,371	20,219
Cumulative translation adjustment	(2)	410	509	104	1	1,022	−
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	139,857	345,470	147,222	1,202,684	1,149,507
Accumulated depreciation and impairment (****)	(9,468)	(250,894)	(45,427)	(145,424)	(52,065)	(503,278)	(432,152)
(*) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea equipment for the production and disposal of oil and gas, depreciated using the units-of-production method.
(**) Balances by business segment are presented in note 12.
(***) Consisting of exploration and production assets related to wells, abandonment of areas, signing bonuses associated with proven reserves and other direct expenses. linked to exploration and production, except production platforms (oil and gas producing fields).
(****) In the case of land and assets under construction, it refers only to impairment losses.
(*****) Transfer of Intangible assets referring to the Atapu, Sépia and Itapu fields in 2022 (referring to Búzios in 2021).
(******) Mainly includes transfers between asset types and transfers of advances to suppliers.

The investments made by the company in 2022 were mainly intended for the development of production of oil and natural gas fields, primarily in the pre-salt complex (Búzios, Mero, Tupi, Itapu, among others), including the contracting new leases.

23.2	Estimated useful life – Consolidated

The useful lives of assets depreciated using the straight-line method are shown below:

67

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	40 (25 to 50)
Equipment and other assets	20 (3 to 31) (except assets by the units of production method)
Exploration and development costs	Units of production method
Right-of-use	8 (2 to 47)

The estimated useful life of buildings and improvements, equipment and other assets is as follows:

	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12.31.2022
5 years or less	24,847	(20,319)	4,528
6 - 10 years	43,391	(32,811)	10,580
11 - 15 years	28,396	(9,222)	19,174
16 - 20 years	144,554	(86,561)	57,993
21 - 25 years	157,549	(40,221)	117,328
25 - 30 years	61,188	(18,155)	43,033
30 years or more	24,002	(9,679)	14,323
Units of production method	88,214	(54,774)	33,440
	572,141	(271,742)	300,399
Buildings and improvements	22,044	(9,385)	12,659
Equipment and other assets	550,097	(262,357)	287,740

23.3	Right-of-use assets

The table below shows the split by type of asset and readjustment clauses with possible impacts on accumulated depreciation and impairment, as follows:

	Consolidated				Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
12.31.2022
Accumulated cost	65,758	77,159	11,888	154,805	167,727
Accumulated depreciation and impairment	(17,704)	(34,092)	(2,769)	(54,565)	(57,517)
Without contractual readjustment clauses	−	(27,769)	(334)	(28,103)	−
With contractual readjustment clauses - abroad	(17,704)	(1,134)	−	(18,838)	(57,517)
With contractual readjustment clauses – Brazil	−	(5,189)	(2,435)	(7,624)	−
Total	48,054	43,067	9,119	100,240	110,210
12.31.2021
Accumulated cost	74,562	62,875	9,785	147,222	160,538
Accumulated depreciation and impairment	(19,652)	(29,410)	(3,003)	(52,065)	(54,117)
Without contractual readjustment clauses	−	(24,413)	(543)	(24,956)	(26,646)
With contractual readjustment clauses - abroad	(19,652)	(1,095)	−	(20,747)	(18,981)
With contractual readjustment clauses – Brazil	−	(3,902)	(2,460)	(6,362)	(8,490)
Total	54,910	33,465	6,782	95,157	106,421

Accounting policy

Property, plant and equipment are stated at acquisition or construction costs, which also include costs directly attributable to putting the asset in operating condition, as well as, when applicable, estimated costs with disassembly and removal of property, plant and equipment and restoration of the location where the asset is located, less accumulated depreciation and impairment losses.

Expenses with major planned maintenance carried out to restore or maintain the original performance standards of the industrial units, maritime production units and ships are recognized in property, plant and equipment when the campaign period exceeds twelve months and the campaigns are predictable. These expenses are depreciated over the expected period until the next major maintenance. Expenses with maintenance that do not meet these requirements are recognized as expenses in the income statement for the year.

Spare parts and spare parts with a useful life of more than one year and which can only be used in connection with property, plant and equipment items are recognized and depreciated together with the main asset.

68

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Financial charges on financings directly attributable to the acquisition or construction of assets are capitalized as part of the costs of those assets.

In the case of funds raised without specific destination, used with the purpose of obtaining a qualifying asset, the financial charges are capitalized at the average rate of loans in force during the period, applied to the balance of works in progress.

The company ceases to capitalize the financial charges of qualifying assets whose development is completed. Generally, interest capitalization is suspended, among other reasons, when qualifying assets do not receive significant investments for a period equal to or greater than 12 months.

Assets directly related to the production of oil and gas from a contracted area, whose useful life is not less than the life of the field (reserve exhaustion time), are depleted by the produced units method, including rights and concessions such as the signature bonus.

Under the produced units method, the depletion rate is calculated based on the monthly production of the respective producing field in relation to its respective developed proved reserve, except for the signature bonus, whose rate is calculated considering the monthly production volume in relation to the total proved reserves of each producing field of the area to which the signature bonus refers.

Assets depreciated using the straight-line method based on estimated useful lives, which are reviewed annually and shown in note 23.2, are: (i) those directly linked to oil and gas production, whose useful life is shorter than the useful life of the field; (ii) mobile platforms; and (iii) other assets not directly related to oil and gas production. Land is not depreciated.

Right-of-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of the lease agreements (term, asset transfer or exercise of purchase option), are depreciated using the straight-line method based on contractual terms.

23.4	Oil and Gas fields operated by Petrobras returned to ANP

During the 2022 financial year, Petrobras decided to return to the ANP the Anequim, Congro, Corvina, Garoupa, Garoupinha, Malhado, Namorado, Parati and Viola fields, which had production paralyzed since 2020, resulting in write-offs in the amount of R$ 3,247, in other operating expenses (in 2021, write-offs due to devolution totaled R$ 145, referring to the Bijupirá, Salema, Lagosta and Merluza fields).

23.5	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The weighted average rate of financial charges used in determining the amount of borrowing costs with no specific destination, to be capitalized as an integral part of assets under construction, was 6.55% p.a. in the year ended December 31, 2022 (6.17% p.a. in the year ended December 31, 2021).

69

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
24	Intangible assets
24.1	Per type of assets
	Consolidated				Parent Company
	Rights and Concessions (*)	Softwares	Goodwill	Total	Total
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Accumulated cost	15,312	7,373	123	22,808	21,769
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)	(5,087)
Addition	4,281	936	−	5,217	5,158
Capitalized borrowing costs	−	52	−	52	52
Write-offs	(56)	(29)	−	(85)	(29)
Transfers	(61)	(2)	−	(63)	(57)
Transfer of Signature Bonus (**)	(6,008)	−	−	(6,008)	(6,008)
Amortization	(18)	(376)	−	(394)	(372)
Impairment	−	(6)	−	(6)	−
Cumulative translation adjustment	(11)	−	−	(11)	−
Balance at December 31, 2022	13,164	2,294	123	15,581	15,426
Accumulated cost	13,453	8,144	123	21,720	20,864
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)	(5,438)
Estimated useful life in years	(***)	5	Indefinite

	Consolidated				Parent Company
	Rights and Concessions (*)	Softwares	Goodwill	Total	Total
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Accumulated cost	76,925	6,467	125	83,517	82,110
Accumulated amortization and impairment	(461)	(5,378)	−	(5,839)	(4,852)
Addition	568	893	−	1,461	1,357
Capitalized borrowing costs	−	25	−	25	25
Write-offs	(63)	(19)	(2)	(84)	(62)
Transfers	(513)	17	−	(496)	(206)
Transfer of Signature Bonus (**)	(61,395)	−	−	(61,395)	(61,395)
Amortization	(29)	(292)	−	(321)	(295)
Impairment reversion	−	6	−	6	−
Cumulative translation adjustment	5	−	−	5	−
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Accumulated cost	15,312	7,373	123	22,808	21,769
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)	(5,087)
Estimated useful life in years	(***)	5	Indefinite
(*) Comprised mainly of signing bonuses, paid in concession contracts for oil or natural gas exploration and production sharing, in addition to public service concessions, trademarks and patents, and others.
(**) Transfer to Property, Plant and Equipment for the Atapu, Sépia and Itapu fields in 2022 (for Búzios in 2021).
(***) Consisting mainly of assets with an indefinite useful life whose valuation is reviewed annually to determine whether it remains justifiable.

24.2	ANP Bidding Result

Sudoeste de Sagitário, Água Marinha and Norte de Brava Blocks - 1st Cycle of Permanent Offer for Production Sharing

On December 16, 2022, Petrobras acquired the oil and natural gas exploration and production rights in the Sudoeste de Sagitário, Água Marinha and Norte de Brava blocks in the 1st Cycle of Permanent Production Sharing Offer, carried out by the National Petroleum Agency, Natural Gas and Biofuels (ANP). The total amount of the signing bonus, in the amount of R$729, to be paid by Petrobras in the first quarter of 2023, will be recorded in intangible assets at the time of payment.

The acquisition of Sudoeste de Sagitário took place jointly with Shell Brasil, with a 40% interest, with Petrobras operating with a 60% interest.

In Água Marinha, Petrobras will also act as operator, with a 30% interest, in partnership with TotalEnergies EP (30%), Petronas (20%), and QatarEnergy (20%).

The North Brava block was fully acquired by Petrobras.

70

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
24.3	Surpluses from Transfer of Rights

Atapu and Sépia

On April 27, 2022, Petrobras entered into the Production Sharing Agreement for the Surplus Volumes of the Assignment of Atapu in partnership with Shell Brasil Petróleo Ltda (Shell - 25%) and TotalEnergies EP Brasil Ltda. (TotalEnergies - 22.5%), and the Production Sharing Agreement for the Surplus Volumes of the Sepia Assignment, in consortium with the companies TotalEnergies (28%), Petronas Petróleo Brasil Ltda. (Petronas - 21%) and QP Brasil Ltda. (QP - 21%). These agreements are linked to the 2nd bidding round for the Surplus of the Transfer of Rights in the Production Sharing regime, which took place on December 17, 2021.

The Co-participation Agreements (Agreements) and the Addendums to the Agreement for the Individualization of Atapu and Sepia Production (AIPs), necessary to manage the coincident deposits contained in the area of the Assignment Agreement and in the area of the Production Sharing Agreement of the Surplus Transfer of Rights, were also concluded on April 27, 2022.

The compensations owed to Petrobras for Atapu and Sépia, which includes a preliminary estimate of the gross up of the taxes levied, under the terms of Ordinance No. 08 of April 19, 2021 from the MME, were paid by the partners on April 13, 26 and 27, 2022, amounting to R$9,960 in the Atapu compensation and R$14,552 in the Sépia compensation.

The Agreements came into force on May 2, 2022, after the attestation by Pré-Sal Petróleo S.A (PPSA) as to the contractors' compliance with the payment of compensation, as established in Ordinance No. 519 of May 21, 2021 of MME.

On the effective date of the Agreements, the property, plant and equipment and intangible assets associated with the Atapu and Sépia fields were partially written off, in exchange for financial compensation, resulting in a transaction similar to a sale.

The signature bonus corresponding to the company's participation in the Production Sharing Agreement (Excess Volumes from the Assignment of Rights) in Sepia was R$2,141 and, in Atapu, in the amount of R$2,101.

Since it was a special auction, related to the surplus production of fields with technical and commercial viability already defined, the value of the signing bonus paid in the first quarter of 2022 (R$ 4,242) was recognized in property, plant and equipment after the start of the term of the Agreement.

The company calculated the amount of R$ 650, of which R$ 300 for Atapu and R$ 350 for Sépia, resulting from the difference between the preliminary estimate and the final calculation of the gross up of taxes levied on the net income generated by the transfer of ownership of the Petrobras assets for the Production Sharing regime, as provided for in Ordinance No. 08, mentioned above. This amount was received by Petrobras in July 2022 from Atapu and Sépia partners.

Additionally, as established in Normative Ordinance MME No. 08/2021, in periods when the price of Brent oil reaches an annual average greater than US$ 40/bbl, but limited to US$ 70/bbl, a supplement will be due (Earn Out) to Atapu and Sepia offsets. Between the years 2022 and 2032, Earn Out is estimated to be up to US$5,244 million.

In 2022, the company recognized part of this contingent asset related to Earn Out for the years 2022 and 2023, in the amount of R$3,619 (US$693 million), in other operating income, considering the entry of economic benefits as virtually certain, of which: (i) US$ 384 million, received in January 2023, as per Note 37; and (ii) US$309 million expected to be received in 2024.

Such complements are due from the last business day of January of the subsequent year of each calculation period.

The consolidated result of the operation, presented in other operating income, including Earn Out for the year 2022, was R$17,809, of which R$6,211 from Atapu and R$11,598 from Sepia.

71

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Búzios

On November 6, 2019, the National Agency of Petroleum, Natural Gas and Biofuels (ANP) held the First Round of Bids for the Surplus of the Assignment of Rights, in which Petrobras acquired a 90% interest in the right to explore and produce the excess volume to the Transfer of Rights Agreement for the Búzios field, in the Santos Basin pre-salt in partnership with CNODC Brasil Petróleo e Gás Ltda. (CNODC) - 5% and CNOOC Petroleum Brasil Ltda. (CNOOC) - 5%.

The expenses incurred by Petrobras in the ordinary operations of the auctioned area for the benefit of the consortium, carried out prior to the start of the Buzios Coparticipation Agreement, and not included in the total amount of compensation, in the updated amount of R$ 319, were reimbursed to Petrobras by the partners CNODC Brasil Petróleo e Gás Ltda (CNODC) and CNOOC Petroleum Brasil Ltda (CPBL) in February 2022.

Additionally, on March 4, 2022, Petrobras signed an agreement with its partner CPBL for the transfer of 5% of its interest in the Production Sharing Agreement for the Excess Volume of the Assignment Agreement for the Búzios field, in the pre-salt layer of Santos basin. The agreement results from the share purchase option exercised by CPBL on September 29, 2021.

On November 24, 2022, Petrobras received the amount of R$10,289, referring to the compensation and reimbursement of the signing bonus for the additional participation in CPBL, which includes the adjustments provided for in the contract until the closing date. The conclusion of the operation took place on November 30, 2022, with the signing of the amendment to the Production Sharing Agreement by the Ministry of Mines and Energy. The Agreement entered into force on December 1, 2022.

The result of the operation, presented in other operating income, was R$ 3,886.

After the completion of the operation, Petrobras holds an 85% interest in the Production Sharing Agreement for the Excess Volume of the Transfer of Rights Agreement for the Búzios field, CPBL holds a 10% interest and CNODC, 5%. The total interest in this Búzios Co-participation Agreement, including the portions of the Assignment Agreement and the BS-500 Concession Agreement (100% Petrobras), is 88.99% by Petrobras, 7.34% by CPBL and 3 .67% from CNODC.

24.4 Return to the ANP of areas in the oil and natural gas exploration phase

In 2022, there was no return of exploratory blocks to the ANP. In 2021, 3 exploratory blocks located in the Santos and Potiguar Basins were returned, totaling R$ 17 in exploratory rights.

Accounting policy

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses.

Internally generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, future economic benefits, and others.

Generally, the value of the signing bonus is reclassified to the fixed assets account, at its full value, when the technical and commercial viability of oil and gas production is demonstrated for the first field in an area. While they are in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

The value of the signature bonus is partially reclassified to property, plant and equipment if, at the time of defining the technical and commercial viability of the first field of a block, there are exploratory activities in progress in different locations of the block, so that they can be estimated volumes of oil and gas to other potential reservoirs in the area. Thus, the reclassified value is based on the proportion between the expected oil and gas volume (oil in place - VOIP) of a specific reservoir and the total expected oil and gas volume for all eventual reservoirs in the area.

If the exploratory activities in the remaining areas do not result in technical and commercial viability, the corresponding value of the signature bonus is not written off, but transferred to property, plant and equipment and added to the value of the signature bonus linked to the location that was previously assessed as technically feasible and commercially.

72

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. The indefinite useful life assessment is reviewed annually.

25	Impairment
	Consolidated
	2022	2021
Recognition of (loss)/reversal
Property, plant and equipment	(6,071)	18,098
Intangible	(6)	6
Property, plant and equipment and intangible	(6,077)	18,104
Assets held for sale	(782)	(1,214)
	(6,859)	16,890
Investments	(32)	1,904
Net effect in the statement of income of the year	(6,891)	18,794
Recognition of loss	(8,510)	(3,324)
Reversion of loss	1,619	22,118

The Company assesses the recoverability of assets annually, or when there is an indication of impairment, as well as reversal of impairment losses recognized in prior years.

On December 1, 2022, Management concluded and approved its Strategic Plan 2023-2027, contemplating the complete update of the economic assumptions, as well as its project portfolio and estimates of reserve volumes.

The estimated oil and gas production curve for the 2023-2027 period indicates continued growth focused on the development of value-generating projects, with an increased share of pre-salt assets that have lower extraction costs. During this period, 18 new production systems are expected to start operating, all of which will be allocated to projects in deep and ultra-deep waters.

The planned investment for the 2023-2027 period is US$ 78 billion, of which 83% are allocated to Oil and Gas Exploration and Production (E&P), with around US$ 43 billion destined for pre-salt assets.
25.1	Property, plant and equipment and intangible assets
	Consolidated
Assets or CGU by nature (*)	Carrying amount	Recoverable amount (**)	(Impairment) Reversal (***)	Business Segment	Comments
	2022
Producing properties relating to oil and gas activities in Brazil (several CGUs)	43,343	40,421	(3,293)	E&P – Brazil	item (a1)
Oil and gas production and drilling equipment in Brazil	2,536	38	(2,498)	E&P - Brazil	item (b1)
Utilities Itaboraí	4,797	4,054	(743)	Gas and Power - Brazil	Item (c)
Second refining unit in RNEST	4,132	4,601	469	RTM – Brazil	item (d1)
Others			(12)	Several
Total 2022			(6,077)

	2021
Producing properties relating to oil and gas activities in Brazil (several CGUs)	132,449	203,107	17,839	E&P – Brazil	item (a2)
Oil and gas production and drilling equipment in Brazil	1,370	−	(1,370)	E&P - Brazil	item (b2)
Second refining unit in RNEST	2,252	4,281	2,029	RTM – Brazil	item (d2)
Others			(394)	Several
Total 2021			18,104
(*)The net book values and recoverable values presented refer only to assets or CGUs that have suffered losses due to impairment or reversals.
(**) The recoverable amount used to evaluate the test is the value in use, except for assets held for sale or when indicated, for which the recoverable amount used for the test is the fair value.

(***) The recoverable and book values of the table considers, by nature, the losses and reversals calculated individually for each CGU. Thus, there are cases in which reversals of impairment are limited to the amount of losses previously recorded, making the column "(Impairment) reversal" not representing the comparison between the columns "Carrying Amount" and "Recoverable Amount".

In assessing the recoverability of property, plant and equipment and intangible assets, tested individually or grouped in cash-generating units - CGU, the company considered the following projections:

·	Useful life based on the expected use of the assets or set of assets that make up the CGU, considering the company's maintenance policy;

73

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
·	Assumptions and budgets approved by Management for the period corresponding to the expected life cycle, due to the characteristics of the businesses; and
·	Pre-tax discount rate, which derives from the post-tax weighted average cost of capital (WACC) calculation methodology, adjusted by a specific risk premium in the case of projects postponed for an extended period or risk country-specific in the case of assets abroad. The use of post-tax discount rates in determining the amounts in use does not result in different recoverable amounts if pre-tax discount rates had been used.

The estimates of the key assumptions in the cash flow projections to determine the value in use of the CGUs in 2022 were:

Strategic Plan 2023-2027	2023	2024	2025	2026	2027	Long Term Average
Average Brent in real terms (US$ barrel)	85	80	75	70	65	55
Average exchange rate in real terms - R$ /US$	5.02	5.00	5.00	4.97	4.88	4.76

In 2021, the projections used in the impairment tests were:

Strategic Plan 2022-2026	2022	2023	2024	2025	2026	Long Term Average
Average Brent in real terms (US$ barrel)	72	65	60	55	55	55
Average exchange rate in real terms - R$ /US$	5.40	5.33	5.19	5.15	5.14	5.08

Post-tax discount rates, excluding inflation, applied in the tests were:

Activity	12.31.2022	12.31.2021
Producing properties relating to oil and gas activities in Brazil	7.3% p.a.	6.4% p.a.
RTM in Brazil – postponed projects	7.1% p.a.	6.2% p.a.
Gas utilities	5.7% p.a.	5.1% p.a.

Further information on the key assumptions for asset impairment tests and on the definitions of the CGUs are presented in explanatory note 4.2 and involve judgments and evaluation by Management based on its business and management model.

Information on the main impairment losses/reversals of losses on property, plant and equipment or intangible assets is presented below:

a1) Producing properties relating to oil and gas activities in Brazil - 2022

Our assessments of assets linked to oil and gas production fields in Brazil resulted in net losses in the amount of R$3,293, predominantly in the Roncador field (R$2,716), due to the review of expenses for abandonment and recovery of areas, as well as changes in operating efficiency forecasts, which negatively impacted the field's production curves.

a2) Producing properties relating to oil and gas activities in Brazil - 2021

Our assessments of assets linked to oil and gas production fields in Brazil resulted in reversals of net losses in the amount of R$17,839, predominantly in the post-salt production CGUs, and reflected the update of the key assumptions of Strategic Plan 22 -26, in particular, the increase in the price of Brent.

b1) Oil and gas production and drilling equipment in Brazil - 2022

Our assessments identified net losses of R$2,498 related to equipment and structures in the E&P segment, mainly due to the decision to permanently stop operations at platforms P-18, P-19, P-20, P-35 and P- 47 in the Marlim field in 2022, with net impairment losses of R$2,097.

74

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

b2) Oil and gas production and drilling equipment in Brazil - 2021

Our assessments identified losses of R$1,370 related to equipment and structures in the E&P segment. These losses are mainly due to the decision to permanently stop platforms P-26 and P-33 in the Marlim field (R$ 1,143).

c)Itaboraí utilities - 2022

Postponement of the start of operations at the Natural Gas Processing Unit at the Itaboraí Gaslub Hub, due to the termination of the contract with the company responsible for the works, which impacted the revenue projection and resulted in the recognition of net losses due to devaluation , in the amount of R$ 743.

d1) Second refining unit in RNEST – 2022

The update of the value in use cash flows of RNEST's 2nd Train refining assets incorporate the operational optimizations and refining margins provided for in Strategic Plan 23-27, implying the recognition of reversals of losses in the amount of R$ 469.

d2) Second refining unit in RNEST – 2021

The update of the cash flows of the value in use of the refining assets of the 2nd Train of RNEST incorporates the Management's decision to resume the works in the Strategic Plan 2022-2026, implying the recognition of reversals of losses in the amount of R$2,029.

25.1.1 Book values of assets close to their recoverable values

The amount of impairment loss is based on the difference between the book value of the asset or CGU and its respective recoverable amount. In our sensitivity analyzes, we observed that variations in recoverable values of up to 10%, positive or negative, can potentially represent relevant effects on some specific assets or CGUs, as they would be more susceptible to the recognition of losses or reversals due to impairment in the future, considering significant changes in the assumptions that support the assessment.

The following tables contain information on: (a) the assets or CGUs with the potential for additional impairment losses in the event of a negative variation of 10% of the recoverable amounts; and (b) assets or CGUs with the potential to reverse impairment in the event of a positive variation of 10% of their recoverable values.

(a) Sensitivity - negative variation of 10% of recoverable values	Business Segment	Carrying amount	Recoverable amount (*)	Sensitivity
Assets close to their recoverable values with potential for impairment - CGU Marlim Sul	E&P	28,929	27,991	(938)
Assets with existing partial impairment losses - potential loss complement:
Oil and gas production fields in Brazil - Roncador	E&P	38,156	34,340	(3,816)
2nd RNEST Train	RTM	4,601	4,141	(460)
Utilities of Itaboraí	G&E	4,054	3,649	(405)
Total loss potential		75,740	70,121	(5,619)

(b) Sensitivity - positive variation of 10% of recoverable amounts	Business segment	Carrying amount	Recoverable amount (*)	Sensitivity (**)
Assets with existing impairment losses - potential for loss reversal:
Oil and gas production fields in Brazil - Roncador	E&P	38,156	41,971	2,716
2nd RNEST Train	RTM	4,601	5,061	460
Utilities of Itaboraí	G&E	4,054	4,459	405
Total reversal potential		46,811	51,491	3,581
(*) The recoverable amount was sensitized with -10% and +10% considering the estimated recoverable amounts on 12/31/2022.
(**) The sensitivity determined, when there is a positive variation of 10% of the recoverable amounts, considers the impairment amount to be reversed in the limit of the accumulated impairment balance of the impacted CGUs or in the limit of their recoverable amounts, whichever is lower.

Accounting policy

This assessment is performed for the individual asset or the smallest identifiable group of assets that generates cash inflows largely independent of cash inflows from other assets or other groups of assets (CGU). Note 4.2 presents detailed information on the company's CGUs.

75

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Assets linked to the development and production of oil and natural gas (fields or hubs) and those that have an indefinite useful life, such as goodwill for expected future profitability (goodwill), have their value tested for impairment at least annually, regardless of there are indications of loss of value.

Considering the synergies of Petrobras and its subsidiaries and the expected use of the assets until the end of their useful life, the recoverable value regularly used in carrying out the impairment test is the value in use, except when specifically indicated. Such cases involve situations in which the company identifies and assesses which assumptions that would be used by market participants in measuring the fair value to price the asset or the CGU differ from assumptions exclusive to Petrobras.

Reversals of previously recognized losses may occur, except in relation to impairment losses of goodwill due to expected future profitability (goodwill).

25.2	Assets classified as held for sale

	Consolidated
Assets or group of assets by nature (*)	Net carrying amount	Recoverable amount (**)	(Impairment) Reversal (***)	Segment
	2022
Oil and gas production fields	1,963	1,568	(601)	E&P, Brazil
Refineries and associated logistics assets	400	178	(222)	RTM, Brazil
Others	-	-	41	-
Total 2022			(782)
	2021
Thermoelectric plants	509	68	(441)	Power, Brazil
Equity investments	595	248	(347)	Power, Brazil
Equipment related to the oil and gas production activity	262	−	(262)	E&P, Brazil
Refineries and associated logistics assets	1,425	1,215	(210)	RTM, Brazil
Others	−	−	46	-
Total 2021			(1,214)
(*) The net book values and recoverable values presented refer only to assets or group of assets that suffered impairment losses or reversals.
(**) The recoverable amount used to evaluate the test is fair value.
(***) The recoverable and book values in the table accumulate, by nature, losses and reversals calculated individually for each asset or group of assets. Thus, there are cases in which impairment reversals limited to the value of previously recorded losses are determined, meaning that the "(Loss) Reversal" column does not represent the comparison between the "Net Book Value" and "Recoverable Value" columns.

In 2022, the amount of net losses on assets held for sale recognized in income was R$782, arising from the valuation at fair value, net of selling expenses, mainly due to:

·	Oil and gas production fields: recognition of depreciation losses in the amount of R$ 601, due to the review of expenses for abandonment and recovery of areas of several concessions grouped in Golfinho Pole (R$ 368), Pescada Pole (R$ $152) and Camarupim Pole (R$81); and
·	Refinery and associated logistical assets: approval of the sale of Refinaria de Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR), with losses recognized in the amount of R$ 222.

In 2021, losses on assets held for sale were also recognized in the statement of income, in the amount of R$1,214, arising from the valuation at value fair net of selling expenses, mainly by:

·	Polo Camaçari TPPs: conclusion of the sale of the Arembepe, Muryci and Bahia 1 Thermoelectric Power Plants, located in Camaçari, in the state of Bahia, which resulted in the recognition of impairment losses in the amount of R$441;
·	Breitener: sale of the company Breitener Energética S.A., in the state of Amazonas, resulting in the recognition of net losses in the amount of R$ 347;
·	Equipment linked to oil and gas production activities: approval of the process of disposal of the P-32 platform, resulting in the recognition of losses in the amount of R$ 262; and
·	Refinery and associated logistics assets: approval of the sale of the Isaac Sabbá refinery (REMAN), in the state of Amazonas, with recognition of losses in the amount of R$ 69, and of the Shale Industrialization Unit (SIX), located in São Mateus do Sul/PR, with recognized losses in the amount of R$141.

The accounting practice applied to assets and liabilities classified as held for sale is described in note 30.

76

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
25.3	Investments in associates and joint ventures (including goodwill)

In assessing the recoverability of investments in associates and joint ventures, including goodwill, the value in use method was used, based on projections that considered: (i) projection horizon for the 5 to 12-year interval, with perpetuity without growth ; (ii) assumptions and budgets approved by the company's management; and (iii) post-tax discount rate, which derives from WACC or CAPM, according to the application methodology, specified for each case below.

Accounting Policy

Investments in associates and jointly controlled projects are tested individually for the purpose of assessing their recoverability. In applying the test, the carrying amount of the investment, including goodwill, is compared with its recoverable amount.

Generally, the recoverable amount is the value in use, except when specifically indicated, proportional to the participation in the present value of the estimated future cash flows of the associate or joint venture, representing future dividend flows and other distributions.

25.3.1Investment in publicly traded associate (Braskem S.A. and Petrobras Distribuidora S.A. – BR, currently Vibra Energia)

Braskem S.A.

Braskem S.A. is a publicly traded company, with shares traded on stock exchanges in Brazil and abroad. Based on market prices in Brazil, as of December 31, 2022, Petrobras' interest in common shares (47% of the total) and preferred shares (21.9% of the total) of Braskem S.A. was evaluated at R$7,149, as described in note 29.4. On that base date, approximately 3% of the common shares of this investee are owned by non-signatories of the Shareholders' Agreement and their trading is extremely limited.

Considering the operational relationship between Petrobras and Braskem S.A., the impairment test of the investment in this affiliate was carried out based on its value in use, proportional to the company's share in the present value of estimated future cash flows of Braskem S.A., representing future cash flows of dividends and other distributions of the investee. The impairment assessments did not indicate the existence of impairment losses.

The main estimates used in the cash flow projections to determine the value in use of Braskem S.A. considered the price projections of raw materials and petrochemicals reflecting international trends; the evolution of sales of petrochemical products, estimated based on the growth of the Gross Domestic Product – GDP (Brazilian and global); post-tax discount rate of 6.7% p.a., in constant currency, considering the weighted average cost of capital; and reductions in the EBITDA margin, accompanying the growth cycle of the petrochemical industry in the coming years, with an increase in the long term. Brent oil price and exchange rate assumptions were disclosed in Note 25.1.

On December 16, 2021, Petrobras' Board of Directors approved the model for the sale of up to 100% of the preferred shares, to be conducted through a secondary public offering of shares (follow-on), as per the Term Sheet entered into with Novonor (parent company of Braskem).

On January 17, 2022, Petrobras filed a request for a public offering for the secondary distribution of preferred shares of Braskem. However, on January 28, 2022, the offer was canceled due to unstable market conditions, which resulted in demand and price levels not appropriate for the conclusion of the transaction.

BR, currently Vibra Energia

On August 26, 2020, the Board of Directors approved the process for the sale of its entire shareholding in Petrobras Distribuidora and, on June 30, 2021, approved the price per common share issued by Petrobras Distribuidora S.A., in the amount of R$ 26.00, within the scope of the public offering for the secondary distribution of shares owned by Petrobras, resulting in a sale amount of R$ 11,264, net of transaction costs.

The assessment of the investment's recoverability based on the cash flow arising from the sale resulted in the recognition of reversals of net impairment losses in the amount of R$ 2,019, recorded in the first half of 2021. On July 5, 2021, there was the conclusion of the operation.

77

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
26	Exploration and evaluation of oil and gas reserves

These activities cover the search for oil and natural gas reserves from obtaining legal rights to explore a specific area until the moment when the technical and commercial viability of oil and gas production is demonstrated.

Changes in capitalized costs related to exploratory wells and balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproved reserves, are shown in the table below:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	2022	2021
Property plant and equipment
Opening Balance	11,127	15,716
Additions	1,977	2,492
Write-offs	(2,863)	(1,025)
Transfers	(428)	(6,099)
Cumulative translation adjustment	(23)	43
Closing Balance	9,790	11,127
Intangible Assets	12,556	14,376
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	22,346	25,503

(*) Net of amounts capitalized and subsequently written off as expenses in the same period.

The exploratory costs recognized in the statement of income and the cash flows related to the activities of valuation and exploration of oil and natural gas are shown below:

	Consolidated
Exploratory costs recognized in the statement of income	2022	2021
Geological and geophysical expenses	(1,770)	(1,935)
Exploration expenditures written off (includes dry wells and signature bonuses)	(3,584)	(1,365)
Contractual penalties	836	(250)
Other exploration expenses	(98)	(181)
	(4,616)	(3,731)

Cash used in:
Operating activities	1,868	2,116
Investment activities	6,281	2,974
	8,149	5,090

In 2022, projects without economic viability mainly refer to the write-off of 8 wells in the Sergipe and Alagoas basin (R$ 2,376), as well as projects in Colombia (R$ 560) and Bolivia (R$ 294), in companies controlled by PIB BV.

Term of Conduct Adjustment with the ANP

In 2022, Petrobras approved the signing, with the ANP, of a Term of Adjustment of Conduct to offset local content fines related to:

·	22 concessions in which Petrobras has a 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões basins;
·	18 concessions in which Petrobras operates in partnership with other concessionaires, located in the Almada, Campos, Espírito Santo, Mucuri, Parnaíba, Pelotas, Pernambuco-Paraíba, Potiguar, Recôncavo, Santos and Sergipe basins.

The TAC provides for the conversion of fines into investment commitments in Exploration and Production with local content. Under the terms of the agreement, Petrobras undertakes to invest approximately R$1,501 in local content by December 31, 2026. As a result, all administrative proceedings related to the collection of fines arising from non-compliance with local content in these concessions will be terminated. The administrative proceedings ended up to December 31, 2022 resulted in the partial reversal of liabilities of R$918.

Accounting practice

Exploration and development costs for oil and natural gas production are accounted for using the successful efforts method, as follows:

·	Expenses related to geology and geophysics activities related to the oil and gas exploration and evaluation phase, until the technical and commercial viability of oil and gas production is demonstrated, are recognized as expenses in the period in which they are incurred;

78

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
·	Amounts related to obtaining rights and concessions for oil and natural gas exploration are initially capitalized in intangible assets. When the technical and commercial viability of oil and gas production is demonstrated, such rights and concessions are reclassified to property, plant and equipment. More information in explanatory note 24, on accounting practices for intangible assets;
·	Exploratory costs directly associated with drilling wells, including equipment, installations and other costs necessary to identify technical and commercial feasibility, are initially capitalized in property, plant and equipment until proven reserves related to the area or exploratory block are confirmed or not. In certain cases, reserves are identified, but cannot be classified as proved when drilling the well is completed. In these cases, the costs before and after the drilling of the well continue to be capitalized, if the volume of reserves discovered justifies its conclusion as a producing well and studies of the reserves and the technical and commercial viability of the project are in progress. This information is detailed in explanatory note 26.1 on capitalization time;
·	An internal commission of technical executives from the company monthly reviews the conditions of each well, considering geological, geophysical and engineering data, economic aspects, operational methods and government regulations. In explanatory note 4.1, there is more information on the calculation of proved oil and gas reserves;
·	Exploratory wells that are dry or without economic viability and other costs linked to non-commercial reserves are recognized as an expense in the period, when identified as such by the internal committee of technical executives; and
·	All costs incurred with the effort to develop production in an area with proven reserves (technically and economically viable) are capitalized in property, plant and equipment. Included in this category are costs with development wells; with the construction of platforms and gas processing plants; with the construction of equipment and facilities necessary for the extraction, handling, storage, processing or treatment of oil and gas; and with the construction of oil and gas disposal systems (pipes), storage and disposal of waste.
26.1	Aging of Capitalized Exploratory Well Costs

The table below shows the costs and the number of exploratory wells capitalized by time of existence, considering the completion date of the drilling activities. It also demonstrates the number of projects for which the costs of exploratory wells have been capitalized for more than one year:

Aging of capitalized exploratory well costs (*)	2022	2021
Exploratory well costs capitalized for a period of one year	2,116	757
Exploratory well costs capitalized for a period greater than one year	7,674	10,370
Total capitalized exploratory well costs	9,790	11,127
Number of projects relating to exploratory well costs capitalized for a period greater than one year	15	22

Exploratory well costs capitalized for a period greater than one year	2022	Number of wells
2021	386	2
2020	91	1
2017 and previous years	7,197	20
Total	7,674	23
(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Of the total of R$7,674 for 15 projects, which include 23 wells in progress for more than one year since the completion of drilling activities, R$7,374 refer to wells located in areas where drilling activities are already in progress or firmly planned for the near future, whose "Assessment Plan" was submitted for approval by the ANP, and R$ 300 refer to activities inherent in the process of analyzing the technical and economic viability for the decision on the possible development of production of the projects and definition of proved reserves.

27	Collateral for crude oil exploration concession agreements

Petrobras granted guarantees to the National Petroleum, Natural Gas and Biofuels Agency - ANP in the total amount of R$ 9,119 for the Minimum Exploratory Programs provided for in the exploration area concession contracts, which are net of commitments already fulfilled. Of this amount, R$8,598 correspond to the pledge of oil from fields previously identified and already in the production phase, and R$521 refer to bank guarantees.

79

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
28	Joint ventures in E&P activities

In line with its strategic objectives, Petrobras acts in association with other companies in joint ventures in Brazil as holder of exploration and production rights for oil and natural gas in the concession and production sharing regimes.

As of December 31, 2022, the company holds interests in 78 consortia in partnership with 36 partner companies, among which Petrobras is an operator in 50 consortia (85 consortia, 37 partners and operator of 55 partnerships on December 31, 2021).

There were no new partnerships signed in 2021. The partnerships formed in 2022 are described below:

Consortium	Location	% Petrobras	% Partners	Operator	Year	Additional Information	ANP Bonus Petrobras portion (*)
Atapu ECO	Santos Basin	52.5%	Shell - 25% TotalEnergies - 22,5%	Petrobras	2022	Share agreement	2,101
Sépia ECO	Santos Basin	30.0%	TotalEnergies - 28% Petronas - 21% QP - 21%	Petrobras	2022	Share agrément	2,141

Petrobras' performance in partnerships brings benefits through risk sharing, increased investment capacity and technical and/or technological exchange, which ultimately aim at growth in oil and gas production in the explored areas. Below is the production referring to Petrobras' participation in the main fields where it operates as operator in the partnership:

Field	Location	% Petrobras	% Partners	Petrobras production portion in 2022 (kboed)	Regime
Tupi (BMS-11)	Santos Basin Pre-Salt	65%	Shell – 25% Petrogal – 10%	709	Concession
Búzios ECO	Santos Basin Pre-Salt	85%	CNODC – 10% CNOOC – 5%	469	Share agreement
Roncador	Campos Basin	75%	Equinor – 25%	107	Concession
Sapinhoá (BMS-9)	Santos Basin Pre-Salt	45%	Shell – 30% Repsol Sinopec – 25%	106	Concession
Mero	Santos Basin Pre-Salt	40%	Total – 20% Shell – 20% CNODC – 10% CNOOC – 10%	40	Share agreement
Sururu	Santos Basin Pre-Salt	42.50%	Shell – 25% Total – 22,5% Petrogal – 10%	38	Concession
Tartaruga Verde	Campos Basin	50%	Petronas – 50%	37	Concession
Atapu ECO	Santos Basin Pre-Salt	52.50%	Shell – 25% Total – 22,5%	31	Share agreement
Albacora Leste (*)	Campos Basin	90%	Repsol Sinopec - 10%	29	Concession
Sépia ECO	Santos Basin Pre-Salt	30.00%	Total – 28% Petronas - 21% Qatar – 21%	22	Share agreement
Total				1,588
(*) On January 26, 2023, the company finalized the sale of its entire interest, as per note 37.

Accounting practice

E&P operating partnerships at Petrobras are classified as joint operations and, as such, the assets, liabilities, revenues and expenses related to these partnerships are recorded in the financial statements individually, observing the specific accounting policies applicable and reflecting the portion of the contractual rights and obligations of the company.

80

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
28.1	Unitization Agreements

Petrobras has Production Individualization Agreements (AIP) entered into in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of costs and production volumes, mainly referring to the Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and Tartaruga fields.

Equalization provisions: Berbigão, Sururu, Albacora Leste and others

Petrobras has an estimate of the amounts payable for the execution of the AIP submitted for approval by the ANP, whose changes are shown below:

	Consolidated and Parent Company
	2022	2021
Opening balance	2,033	1,925
Additions/(Write-offs) on PP&E	(32)	(359)
Other income and expenses	121	467
Closing balance	2,122	2,033

In fiscal year 2022, these agreements resulted in the recognition of additions and write-offs to property, plant and equipment, in addition to other net expenses of R$121 (R$467 in 2021), reflecting the best available estimate of the assumptions used in calculating the calculation base and the sharing of relevant assets in areas to be equalized.

Accounting policy

The production individualization procedure is initiated when it is identified that a specific deposit extends beyond a block granted or contracted. In this sense, the operating and non-operating partners in oil and gas properties group their rights in a given area to form a single unit and, in return, a new percentage of undivided participation in that unit is determined.

Events that occurred prior to the individualization of production may lead to the need for compensation between the parties. When signing the Production Individualization Agreement (AIP), if Petrobras is to be reimbursed in cash, an asset will not be recognized in situations where there is no unconditional right to receive cash, or another financial asset and it is practically not certain an entry of economic benefits. In cases where the company is required to make a cash reimbursement, a provision should be recognized, whenever there is a present obligation as a result of a past event, it is likely that an outflow of resources that incorporate economic benefits will be necessary to settle the obligation and a reliable estimate of the amount of the obligation can be made.

81

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
29	Investments
29.1	Information on direct subsidiaries, joint arrangements and associates (Parent Company)
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss)for the year	Country
Consolidated Companies
Subsidiaries and controlled companies
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	275,118	19,559	Netherlands
Petrobras Transporte S.A. - Transpetro	RTM	100.00	100.00	4,862	465	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	454	1,162	Brazil
Petrobras Biocombustível S.A.	Corporate and other businesses	100.00	100.00	1,007	(196)	Brazil
Araucária Nitrogenados S.A.	Gas and Power	100.00	100.00	162	51	Brazil
Termomacaé S.A.	Gas and Power	100.00	100.00	317	71	Brazil
Braspetro Oil Services Company - Brasoil	Corporate and other businesses	100.00	100.00	617	38	Cayman Islands
Termobahia S.A.	Gas and Power	98.85	98.85	347	54	Brazil
Baixada Santista Energia S.A.	Gas and Power	100.00	100.00	302	23	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.15	99.15	81	40	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate and other businesses	72.00	49.00	37	8	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	Corporate and other businesses	100.00	100.00	57	(1)	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	Gas and Power	51.00	51.00	619	936	Brazil
Refinaria de Canoas S.A. (i)	RTM	100.00	100.00	−	−	Brazil
Refinaria de Mucuripe S.A	RTM	100.00	100.00	−	−	Brazil
Ibiritermo S.A.	Gas and Power	100.00	100.00	10	25	Brazil
Associação Petrobras de Saúde (ii)	Corporate and other businesses	93.47	93.47	606	110	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RTM	50.00	50.00	261	87	Brazil
Joint ventures
Logum Logística S.A.	RTM	30.00	30.00	1,001	(172)	Brazil
Petrocoque S.A. Indústria e Comércio	RTM	50.00	50.00	86	414	Brazil
Refinaria de Petróleo Riograndense S.A.	RTM	33.20	33.33	100	76	Brazil
Brasympe Energia S.A.	Gas and Power	20.00	20.00	72	7	Brazil
Brentech Energia S.A.	Gas and Power	30.00	30.00	85	143	Brazil
Metanor S.A. - Metanol do Nordeste	RTM	34.54	50.00	99	25	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RTM	45.00	45.00	−	−	Brazil
Associates
Braskem S.A. (iii)	RTM	36.15	47.03	6,829	1,063	Brazil
UEG Araucária Ltda.	Gas and Power	18.80	18.80	426	(136)	Brazil
Energética SUAPE II S.A.	Gas and Power	20.00	20.00	457	159	Brazil
Nitrocolor Produtos Químicos LTDA.	RTM	38.80	38.80	(2)	−	Brazil
Bioenergética Britarumã S.A.	Gas and Power	30.00	30.00	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	Gas and Power	25.00	25.00	16	11	Brazil
(i) Company in the process of incorporation, with registered public deed and financial contribution made in a constitution account in the approximate amount of R$ 304 thousand.
(ii) APS is a non-profit civil association, with the objective of carrying out social or assistance activities, in this case health care, and is being consolidated in Petrobras' financial statements,
(iii) Information relating to 09.30.2022, the latest available to the market.

In 2022, the company sold some equity interests, highlighting the following divestments:

• Deten Química S.A. - sale of its 27.88% interest;

• Petrobras Gas S.A. - Gaspetro – sale of its 51% interest;

• Manaus Refinery – sale of 100% of the interest - Refinaria Isaac Sabbá (REMAN) and its associated logistics assets; and

• Paraná Xisto S.A – sale of 100% of the interest.

For more information on the operations mentioned above and other corporate transactions, see note 30.

Petrobras International Braspetro BV - PIB BV has as main subsidiaries:

82

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

• Petrobras Global Trading BV - PGT (100%, headquartered in the Netherlands) which basically operates in the trade of oil, oil products, biofuels and liquefied natural gas (LNG), as well as the raising and onlending of loans as part of its financial operations within the scope of Petrobras and its subsidiaries;

• Petrobras Global Finance B.V. - PGF (100%, headquartered in the Netherlands), whose main objective is to raise funds in the capital market through the issuance of bonds and onlending of loans to Petrobras companies and their subsidiaries;

• Petrobras America Inc. – PAI (100% headquartered in the United States) with trading and oil exploration and production activities (MP Gulf of Mexico, LLC); and

• Petrobras Netherlands BV – PNBV (100%, headquartered in the Netherlands) which has joint operations: Tupi BV (67.59%), Guará BV (45%), Agri Development BV (90%), Libra BV (40%) , Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (90.11%), Petrobras Frade Inversiones SA (100%) and BJOOS BV (20%), all constituted for the purpose of construction and rental of equipment and platforms for operations in the E&P segment in Brazil and headquartered in the Netherlands.

29.2	Investment change (Parent Company)
	Balance at 12.31.2021	Investments	Restructuring, capital decrease and others	Transfers to held for sale	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2022
Subsidiaries
PIB BV	254,421	−	−	−	20,563	(18,083)	−	−	256,901
Transpetro	6,059	−	(53)	−	1,046	(111)	(84)	(1,511)	5,346
PB-LOG	−	−	(42)	−	1,125	−	−	(1,083)	−
PBIO	1,202	−	−	−	(196)	−	2	−	1,008
Other subsidiaries	2,420	28	(445)	(9)	698	436	229	(558)	2,799
Joint operations	180	−	(36)	−	44	−	−	(58)	130
Joint ventures	109	86	−	−	163	−	−	(245)	113
Associates	5,416	−	5	(282)	(55)	(606)	1,162	(528)	5,112
Total	269,807	114	(571)	(291)	23,388	(18,364)	1,309	(3,983)	271,409
Other investments	18	−	−		−	−	−	−	18
Total	269,825	114	(571)	(291)	23,388	(18,364)	1,309	(3,983)	271,427
Results of companies classified as held for sale					275		−
					23,663		1,309

83

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Balance at 12.31.2020	Investments	Restructuring, capital decrease and others	Transfers to held for sale	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2021
Subsidiaries
PIB BV	218,797	−	4,353	−	13,115	18,156	−	−	254,421
Transpetro	4,785	−	−	−	1,275	113	681	(795)	6,059
PB-LOG	−	−	417	−	1,056	−	−	(1,473)	−
PBIO	1,432	−	−	−	(242)	−	12	−	1,202
Gaspetro	1,149	−	−	(1,197)	99	−	−	(51)	−
Breitener	675	−	−	(884)	218	−	−	(9)	−
Other subsidiaries (*)	1,939	8,150	708	(7,610)	(577)	42	381	(613)	2,420
Joint operations	164	−	−	−	70	−	−	(54)	180
Joint ventures	237	55	−	(90)	77	1	(8)	(163)	109
Associates	12,678	−	(920)	(11,318)	7,363	576	116	(3,080)	5,416
Total	241,856	8,205	4,558	(21,099)	22,454	18,888	1,182	(6,238)	269,807
Other investments	19	−	(1)		−	−	−	−	18
Total	241,875	8,205	4,557	(21,099)	22,454	18,888	1,182	(6,238)	269,825
Results of companies classified as held for sale					617		−
					23,071		1,182
(*) Capital contributions were made to the Petrobras Health Association - APS and to the Mataripe Refinery. Capital contributions to the Mataripe Refinery were made through transfers of assets, which were then reclassified to assets held for sale.
29.3	Investment change (Consolidated)
	Balance at 12.31.2021	Investments	Restructuring, capital decrease and others	Transfer to held for sale	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2022
Joint Ventures
MP Gulf of Mexico, LLC/PIB BV	2,159	−	−	−	870	(132)	−	(944)	1,953
Compañia Mega S.A. - MEGA/PIB BV	548	−	−	−	279	(27)	−	(25)	775
Other companies	132	86	(4)	−	157	(1)	−	(243)	127
Associates	5,569	68	(62)	(282)	(15)	(614)	1,162	(528)	5,298
Other investments	19	−	−	−	−	−	−	−	19
Total	8,427	154	(66)	(282)	1,291	(774)	1,162	(1,740)	8,172

	Balance at 12.31.2020	Investments	Restructuring, capital decrease and others	Transfer to held for sale	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2021
Joint Ventures
MP Gulf of Mexico, LLC /PIB BV	1,903	−	−	−	655	148	−	(547)	2,159
State-controlled natural gas distributors/Gaspetro	1,551	1	−	(1,607)	200	−	−	(145)	−
Compañia Mega S.A. – MEGA/PIB BV	428	−	−	−	176	33	−	(89)	548
Other companies	350	55	−	(90)	61	8	(8)	(244)	132
Associates	12,758	88	(913)	(11,318)	7,335	583	116	(3,080)	5,569
Other investments	20	−	(1)	−	−	−	−	−	19
Total	17,010	144	(914)	(13,015)	8,427	772	108	(4,105)	8,427

29.4	Investments in affiliates with shares traded on stock exchanges
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2022	12.31.2021	Type	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Associate
Braskem	212,427	212,427	Common	25.18	56.75	5,349	12,055
Braskem	75,762	75,762	Preferred	23.76	57.63	1,800	4,366
	288,189	288,189				7,149	16,421

The market value for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.

The main estimates used in cash flow projections to determine Braskem's value in use, for the purpose of testing the investment's recoverability, are presented in Note 25.

84

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
29.5	Non-controlling interest

The total participation of non-controlling shareholders in the company's shareholders' equity is R$1,791 (R$2,252 in 2021), mainly R$1,444 from the FIDC (R$921 in 2021), R$304 from TBG (R$ $163 in 2021) and Gaspetro (R$1,108 in 2021).

The following is summarized accounting information:

	FIDC		TBG		Gaspetro		Structured entities
	2022	2021	2022	2021	2022	2021	2021
Current assets	47,972	66,793	1,041	745	−	2,579	−
Long-term receivables	−	−	1	2	−	−	−
Investments	−	−	1	1	−	−	−
Property, plant and equipment	−	−	1,551	1,555	−	−	−
Other non-current assets	−	−	15	15	−	−	−
	47,972	66,793	2,609	2,318	−	2,579	−
Current liabilities	35	21	756	611	−	321	−
Non-current liabilities	−	−	1,234	1,374	−	−	−
Shareholders' equity	47,937	66,772	619	333	−	2,258	−
	47,972	66,793	2,609	2,318	−	2,579	−
Sales Revenues	−	−	1,806	1,766	523	713	−
Net income (loss) of the year	7,507	2,447	936	811	110	254	(719)
Cash and cash equivalents generated (used) in the year	3,183	(1,699)	373	228	(72)	37	(1,798)

Gaspetro is a company with interests in several gas distributors in Brazil, which perform, through concession, distribution services of piped natural gas. In July 2022, the company completed the sale of the entire interest in Gaspetro (51%), for more information see note 30.

The Investment Fund for Non-Standardized Credit Rights (“FIDC-NP”) is an investment fund primarily intended for the acquisition of “performed” and/or “non-performed” credit rights from operations carried out by Petrobras companies and its subsidiaries and aims at optimizing the financial management of cash.

TBG is a company that operates in the transport of natural gas, through the Bolivia-Brazil gas pipeline, and is a subsidiary of Petrobras, which has a 51% interest in this company.

29.6	Summarized information on joint ventures and associates

The company invests in jointly controlled and affiliated projects in the country and abroad, whose activities are related to petrochemical companies, transportation, trade, processing and the industrialization of oil products and other fuels, gas distributors, biofuels, thermoelectric, refineries and others. The summary accounting information is as follows:

85

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

				2022				2021
	Joint operations			Associates	Joint operations			Associates
	Brazil	MP Gulf of Mexico, LLC	Other companies abroad	Brazil	Brazil	MP Gulf of Mexico, LLC	Other companies abroad	Brazil
Current assets	1,541	2,512	2,139	34,657	4,644	2,374	1,412	40,784
Long-term receivables	1,205	725	89	12,997	2,072	1,133	63	13,027
Property, plant and equipment	2,648	14,034	996	38,505	2,575	14,971	1,087	38,198
Other non-current assets	191	4	1	3,155	2,566	5	4	3,008
	5,585	17,275	3,225	89,314	11,857	18,483	2,566	95,017
Current liabilities	1,535	1,797	757	23,337	4,064	1,807	703	25,850
Non-current liabilities	2,578	2,857	167	58,765	2,885	3,474	202	61,199
Shareholders' equity	1,443	10,668	1,516	8,283	4,875	11,043	1,091	9,421
Non-controlling interests	29	1,953	785	(1,071)	33	2,159	570	(1,453)
	5,585	17,275	3,225	89,314	11,857	18,483	2,566	95,017
Sales revenues	5,986	7,271	167	96,626	15,899	6,142	−	111,273
Net income (loss) of the year	372	4,583	839	(754)	842	3,424	493	15,219
Participation - %	20 to 50%	20%	34 to 45%	18.8 to 38.8%	20 to 83%	20%	34 to 45%	18.8 to 38.8%

Accounting policy

Consolidation basis

The consolidated financial statements cover information from Petrobras and its subsidiaries, jointly controlled operations and consolidated structured entities.

Transactions and balances between group entities, including unrealized income arising from these transactions, are eliminated in the consolidation process.

Investments in other companies

In the individual financial statements, investments in subsidiaries, affiliates, joint ventures and non-profit associations are accounted for using the equity method (MEP). In joint operations, only those constituted through a vehicle entity with its own legal personality are evaluated by the MEP. For other joint operations, the company recognizes its assets and liabilities, as well as their respective income and expenses.

In the consolidated financial statements, investments in associates and joint ventures are recognized by MEP.

Business combination

Business combination is an operation or other event through which an acquirer obtains control of one or more businesses, regardless of the legal form of the operation. The acquisition method is applied to transactions in which control is obtained. Business combinations of entities under common control are accounted for at cost. Under the acquisition method, identifiable assets acquired and liabilities assumed are measured at fair value, with limited exceptions.

30	Disposal of assets and other assets operations

The company has a dynamic portfolio of partnerships and divestments, in which it evaluates opportunities to dispose of non-strategic assets in its various areas of activity, whose development of transactions also depends on conditions that are beyond the company's control.

The divestment projects follow the procedures in line with the guidelines of Tribunal de Contas da União (TCU) and the current legislation.

The main classes of assets and liabilities classified as held for sale are shown below:

86

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated
	12.31.2022				12.31.2021
	E&P	RT&M	Corporate and other segments	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	−	−	72
Trade receivables	−	−	−	−	175
Inventories	−	108	−	108	408
Investments	1	1	−	2	1,599
Property, plant and equipment	18,612	101	−	18,713	11,023
Others	−	−	−	−	618
Total	18,613	210	−	18,823	13,895
Liabilities on assets classified as held for sale
Trade Payables	−	−	−	−	9
Finance debt	−	−	694	694	5
Provision for decommissioning costs	6,952	−	−	6,952	4,646
Others	−	−	−	−	180
Total	6,952	−	694	7,646	4,840

30.1	Sales pending closing at December 31, 2022

The assets and liabilities corresponding to the operations described below are classified as held for sale on December 31, 2022.

Transaction	Acquirer	Date of approval / signing	Amount (*)	Conditions and deadlines for receipt and other information
Sale of the entire interest in a set of 22 concessions for onshore and shallow water production fields, together with its processing, refining, logistics, storage, transportation and oil and natural gas transportation infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly known as Pole Potiguar.	3R Potiguar S.A., wholly-owned subsidiary of 3R Petroleum Óleo e Gás S.A.	Jan/2022	US$ 1.385 million	a
Sale of the entire interest in a set of four concessions of onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly known as Polo Norte Capixaba.	Seacrest Petróleo SPE Norte Capixaba Ltda., wholly-owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda.	Feb/2022	US$ 478 million	b
Sale of the entire interest in the Albacora Leste concession, located predominantly in deep waters in the Campos Basin.	Petro Rio Jaguar Petróleo Ltda. (PetroRio), subsidiary of Petro Rio S.A.	Apr/2022	US$ 1.951 million	c
Sale of the Lubrificantes e Derivados de Petróleo do Nordeste refinery (LUBNOR) and associated logistical assets, located in the state of Ceará.	Grepar Participações Ltda.	May/2022	US$ 34 million	d
Sale of the entire interest in the sets of maritime concessions called Polo Golfinho and Polo Camarupim, in deep post-salt waters, located in the Espírito Santo Basin.	BW Energy Maromba do Brasil Ltda (BWE)	Jun/2022	US$ 15 million	e

(*) Transaction value that does not include contingent assets, when provided for in the contract.

It should be noted that transaction values do not consider adjustments due until the closing of the transaction, which are subject to compliance with certain precedent conditions, such as ANP and CADE approvals.

a) Sale of assets at the Potiguar Pole

Conditions and terms of receipt: (a) US$ 110 million received on the date of signature of the purchase and sale agreement; (b) US$1.04 billion upon closing of the transaction; and (c) US$235 million that will be received in 4 annual installments of US$58.75 million, starting in March 2024.

b) Sale of assets in the Capixaba North Pole

Conditions and terms of receipt: (a) US$ 35.85 million received on the date of execution of the contract; (b) US$442.15 million upon closing of the transaction; and (c) up to US$66 million in contingent payments provided for in contracts, depending on future Brent prices.

c) Sale of Albacora Leste

Conditions and terms of receipt: (a) US$ 292.7 million received on the date of execution of the contract; (b) US$1.66 billion upon closing of the transaction; and (c) up to US$250 million in contingent payments, depending on future Brent prices.

87

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

d) Sale of LUBNOR

Conditions and terms of receipt: (a) US$ 3.4 million received on the signature date; (b) US$9.6 million to be received upon closing of the transaction; and (c) US$21 million in deferred payments.

e) Sale of interest in Golfinho Pole and Camarupim Pole

Conditions and terms of receipt: (a) US$ 3 million received on the signing date, (b) US$ 12 million to be received upon closing of the transaction; and (c) up to US$60 million in contingent payments, depending on future Brent quotes and asset development.

30.2	Closed sales

The main asset sales operations are presented below:

Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*) (**)	Value of closure in other currencies (***)	Gain (loss) (****)	Other information
Sale of the entire interest in a set of seven onshore and shallow water concessions called Polo Alagoas and the Natural Gas Processing Unit - UPGN of Alagoas	Petromais Global Exploração e Produção S.A., current Origem Energia S.A.	Jul/2021 Feb/2022	1,567	US$ 300 million	1,743	a

Sale of the entire interest in 14 onshore exploration and production fields, called Polo Recôncavo, located in the state of Bahia	3R Candeias S.A. subsidiary of 3R Petroleum Óleo e Gás	Dec/2020 May/2022	1,298	US$ 256 million	1,064	b

Sale of the entire interest (27.88%) in Deten Química S.A (Deten), located in the industrial center of Camaçari, in the state of Bahia.	Cepsa Química S.A.	Apr/2022 Jul/2022	562	-	280	c

Sale of the entire interest (51%) in Petrobras Gás S.A. (Gaspetro)	Compass Gás e Energia S.A.	Jul/2021 Jul/2022	2,098	-	930	d

Sale of E&P assets in Espírito Santo (Polo Peroá)	DBO Energia e OP Energia, current 3R Offshore	Jan/2021 Aug/2022	122	US$ 13 million	173	e

Sale of the entire interest in the onshore fields of Fazenda Belém and Icapuí, called Polo Fazenda Belém, located in the Potiguar Basin, in the state of Ceará.	SPE Fazenda Belém S.A., wholly-owned subsidiary of 3R Petroleum e Participações S.A.	Aug/2020 Aug/2022	125	US$ 23 million	201	f

Sale of shares in the company that owns Refinaria Isaac Sabbá (REMAN) and its associated logistics assets, in the state of Amazonas	Ream Participações S.A. (of the same ownership of Atem’s Distribuidora de Petróleo S.A. - Atem)	Aug/2021 Nov/2022	1,383	US$ 257 million	193	g

Sale of shares in the company that owns the Shale Industrialization Unit (SIX), located in the state of Paraná.	Forbes & Manhattan Resources Inc. (F&M Resources), wholly-owned subsidiary of Forbes & Manhattan Inc. (F&M)	Nov/2021 Nov/2022	216	US$ 42 million	(9)	h

Sale of the entire interest in eleven onshore production field concessions, with integrated facilities, located in Sergipe, jointly known as Polo Carmópolis	Carmo Energy S.A.	Dec/2021 Dec/2022	5,850	US$ 1.1 billion	3,246	i

Sale of the entire 62.5% interest in the Papa-Terra production field, located in the Campos Basin	3R Petroleum Offshore S.A	Jul/2021 Dec/2022	116	US$ 24.2 million	(203)	j

			13,337		7,618

(*) Amount agreed at the signing of the transaction, plus closing price adjustment, when provided for in the contract.
(**) The value of “Receivables from the sale of assets (Disinvestments) in the Statement of Cash Flows” is mainly composed of amounts from the Divestment Program: partial receipt of operations from this year, installments of operations from previous years and advances referring to operations not completed.
(***) Contract value and price adjustments of transactions traded in currencies other than the real.
(****) Recognized in "Results from disposals, write-off of assets and result from the remeasurement of equity interests" - explanatory note 10 - Other (expenses) net operating income.

The operations were concluded after fulfillment of precedent conditions.

88

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

a) Sale of assets Alagoas Pole and UPGN of Alagoas

The operation was completed with the receipt of US$ 60 million on the date of signature of the purchase and sale agreement and US$ 240 million at the closing of the transaction.

b) Sale of assets in the Recôncavo Pole

The operation was concluded with the receipt of US$ 10 million on the date the purchase and sale agreement was signed and US$ 246 million on the closing date of the operation.

c) Sale of Deten

The operation was completed with the receipt of R$29 on the date of signature of the purchase and sale agreement and R$514 at the closing of the transaction, which reflects the purchase price adjusted according to monetary restatement, dividends received and deduction of the value of the deposit received upon signature of the share purchase and sale agreement. Additionally, R$ 19 were received until December 2022, referring to the receipt of earn outs (tax credits) negotiated in the contract.

d) Sale of Gaspetro

The transaction was completed with full settlement on the closing date.

e) Sale of E&P assets in Espírito Santo (Peroá Pole)

The operation was concluded with the cash payment of US$ 8 million, already with the adjustments foreseen in the contract. The amount received is added to the amount of US$ 5 million received upon signing the purchase and sale agreement. In addition to these amounts, Petrobras is expected to receive up to US$43 million in contingent payments, depending on future Brent quotations and asset development.

f) Sale of land fields in Ceará (Fazenda Belém Pole)

The transaction was concluded with the receipt of US$ 5 million in cash, already with the adjustments provided for in the contract. The amount is added to the amount of US$ 9 million, received on the date of signature of the purchase and sale agreement.

In addition to these amounts, the company will still receive the remaining balance in August 2023, which will be restated based on contractual conditions.

g) Sale of REMAN

The operation was completed with the receipt of US$ 228.8 million in cash, an amount that reflects the purchase price of US$ 189.5 million, preliminarily adjusted due to monetary restatement and variations in working capital, net debt and investments until the closing of the transaction. This amount is added to the amount of US$ 28.4 million already received on the date of signature of the contract, as collateral.

The contract also provides for a final adjustment to the acquisition price to be made in the first quarter of 2023.

h) Sale of SIX

After fulfilling all the conditions precedent, the operation was completed with the receipt of US$ 38.6 million, already with the adjustments provided for in the contract, in addition to the amount of US$ 3 million already received upon signing the purchase and sale agreement.

i) Sale of land fields in Sergipe (Carmópolis Complex)

The transaction was completed with the receipt of US$ 548 million, already considering the adjustments due, which is added to the amount of R$ 1.5 billion (US$ 275 million) received at the signing of the contract, as a down payment.

In addition to these amounts, US$ 275 million will be received within 12 months.

89

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

j) Sale of the Papa-Terra Field

The operation was completed with receipt of US$ 18.2 million, already with adjustments provided for in the contract, in addition to the amount of US$ 6.0 million already received at the signature.

Additionally, there are US$ 80.4 million in contingent receipts (contingent assets) provided for in the contract, related to the development of assets and future oil prices.

30.3	Price adjustments - Sales completed in previous years

a) Sale of RLAM

On November 30, 2021, Petrobras finalized the sale of its entire interest in Mataripe Refinery, the company that owns Refinaria Landulpho Alves (RLAM), to the company MC Brazil Downstream Participações S.A. As part of the negotiation, which provided for a final adjustment to the acquisition price, Petrobras recognized in January 2022 the amount of R$368 (US$68 million) in other operating revenues.

30.4	Excess Volumes of the Assignment of Rights

Operation	Closing date of the agreements	Amount of financial compensation	Result (*)

Production Sharing Agreements for Excess Volumes of the Assignment of Rights for Atapu and Sepia, including the gross up of applicable taxes	Apr/2022	25,162	17,809
Exercise of the option to purchase the additional portion of 5% in the Transfer of Rights Agreement and in the Production Sharing Agreement of the Excess Volumes of the Assignment of Rights for the Búzios field	Nov/2022	10,289	3,886
		−	−
(*) Recognized in "Result with co-participation agreement in bid areas" - explanatory note 10 – Other Income and Expenses.

More information on Excess Volumes of the Assignment of Rights, see note 24.3.

30.5	Contingent assets on asset sales and other operations

Some asset sales and agreements entered into by the company provide for receipts conditioned to contractual clauses, especially related to the Brent variation in operations related to E&P assets.

The operations that can generate recognition of gain, recorded in other operating income, are presented below:

90

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Operations	Operations closing date	At closing of the operation US$ million	Asset recognized in 2022		Asset recognized in previous years US$ million
			US$ million	R$

Sales in previous years
Riacho da Forquilha Pole	Dec/2019	62	28	144	−
Pampo and Enchova Pole	Jul/2020	650	144	720	36
Baúna Field	Nov/2020	285	115	611	17
Frade Field	Feb/2021	20	−	−	−
Ventura Pole	Jul2021	43	−	−	43
Miranga Pole	Dec/2021	85	40	203	15
Cricaré Pole	Dec/2021	118	22	104	−
Sale at the current fiscal year
Peroá Pole	Aug/2022	43	10	54	−
Papa-Terra	Dec/2022	90	15	78	−
Surpluses from the Onerous Assignment Agreement
Sépia and Atapu (*)	Apr/2022	5,244	693	3,619	−
		−	−	−

Total			1,067	5,533	111

(*) For more information on the Transfer of Rights Surplus contracts - Atapu and Sépia, see explanatory note 24.3.
30.6	Other Operations

On March 23, 2022, the process of closing the company Participações em Complexos Bioenergéticos S.A. - PCBios was completed, in which Petrobras held 50%. The dissolution and liquidation of PCBios were approved at the company's Extraordinary General Meeting. There were no effects on the statement of income.

On August 18, 2022, Petrobras completed the purchase of Edison S.p.A. (50%) in the company Ibiritermo S.A., for the amount of R$ 2.5, becoming 100% of the company's capital. The operation was classified as a business combination, with recognition of gain on advantageous purchase of R$ 9.

On December 31, 2022, Petrobras Comercializadora de Gás e Energia e Participações S.A. (PBEN-P) and Petrobras Comercializadora de Energia S/A (PBEN) carried out a corporate restructuring in which PBEN-P incorporated PBEN. Both companies are Petrobras' wholly owned subsidiaries, therefore, it does not affect the company's individual and consolidated financial statements.

30.7	Cash flows from sales of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are shown below:

	Cash received	Cash and cash equivalents in subsidiaries with loss of control	Net Proceeds
2022
Gaspetro	2,098	(112)	1,986
REMAN	1,231	(117)	1,114
Total	3,329	(229)	3,100
2021
Mataripe Refinery (former RLAM)	10,119	(656)	9,463
PUDSA	334	(81)	253
Total	10,453	(737)	9,716

Accounting Policy

They are classified as held for sale when their book value is recoverable, mainly through the sale.

The condition for classification as held for sale is only achieved when the disposal is approved by Management, the asset is available for immediate sale in its current conditions and there is an expectation that the sale will occur within 12 months of approval. However, the initial classification may be maintained in cases where the delay is demonstrably caused by events or circumstances beyond the control of the company and if there is still sufficient evidence of the disposal.

Assets held for sale and associated liabilities are measured at the lower of the carrying amount and the fair value net of selling expenses.

91

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In the classification of non-current assets as held for sale, provisions for decommissioning linked to these assets are also highlighted. Any commitments assumed by the company with decommissioning resulting from the asset sale process are recognized after the closing of the sale operation, in accordance with the contractual terms.

When a transaction reflects the sale of a component of the company that represents an important separate line of business, said transaction is considered a discontinued operation, and its results and cash flows are presented separately based on the classification of the respective assets and liabilities as held for sale.

31	Finance debt

31.1 Balance by type of finance debt

	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Banking Market	6,705	6,904	6,618	6,817
Capital Market	15,108	13,975	14,372	13,123
Development banks (*)	3,770	4,291	185	487
Related parties	−	−	36,541	58,545
Others	19	39	−	−
In Brazil	25,602	25,209	57,716	78,972
Banking Market	43,759	47,573	17,365	23,191
Capital Market	73,368	108,968	−	−
Export Credit Agency	12,745	16,468	−	−
Related parties (note 35.1)	−	−	361,060	360,242
Others	812	1,006	−	−
Abroad	130,684	174,015	378,425	383,433
Total	156,286	199,224	436,141	462,405
Current	18,656	20,316	120,724	155,461
Non-current	137,630	178,908	315,417	306,944

(*) Includes BNDES, FINAME and FINEP.

The amount classified in current liabilities comprises:

	Consolidated		Parent Company
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Short-term debt	−	602	36,541	58,546
Current portion of long-term debt	16,231	17,093	82,443	96,658
Accrued interest on short and long-term debt	2,425	2,621	1,740	257
Current	18,656	20,316	120,724	155,461

The capital market balance is mainly composed of R$ 70,136 in global notes, issued abroad by PGF, R$ 9,779 in debentures and R$4,593 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes have maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, being 87%, 2% and 11% of the total global notes, respectively.

Debentures and commercial notes, with maturities between 2024 and 2037, do not require real guarantees and are not convertible into shares or equity interests.

31.2Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2021	25,209	174,015	199,224
Proceeds from financing	4,467	10,689	15,156
Repayment of principal (*)	(5,194)	(41,456)	(46,650)
Repayment of interest (*)	(1,522)	(8,125)	(9,647)
Charges incurred in the year (**)	2,039	9,610	11,649
Monetary and exchange variation	603	(3,014)	(2,411)
Cumulative translation adjustment	−	(11,035)	(11,035)
Balance on December 31, 2022	25,602	130,684	156,286

92

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2020	46,009	234,029	280,038
Proceeds from financing	−	9,647	9,647
Repayment of principal (*)	(22,346)	(85,125)	(107,471)
Repayment of interest (*)	(1,425)	(10,922)	(12,347)
Charges incurred in the year (**)	1,706	12,959	14,665
Monetary and exchange variation	1,265	1,074	2,339
Cumulative translation adjustment	−	12,353	12,353
Balance on December 31, 2021	25,209	174,015	199,224

(*) Includes prepayments.

(**) Includes appropriations of goodwill, discounts and associated transaction costs.

In the year ended December 31, 2022, the company settled several loans and financing, in the amount of R$57,001, highlighting the repurchase of R$27,300 of securities in the international capital market.

In 2022, the company raised R$15,156, mainly: (i) R$6,676 through a credit line with sustainability commitments (Sustainability-Linked Loan) in the international banking market with maturity in 2027, (ii) R$3,000 through the issuance of commercial notes in the domestic capital market with maturities in 2030 and 2032; and (iii) R$ 1,467 through the issuance of commercial notes for private placement that served as collateral for the issuance of certificates of real estate receivables, with maturity in 2030, 2032 and 2037. The real estate receivables certificates were issued by a securitization company that fully underwrote the Commercial Notes issued by Petrobras.

The loan linked to sustainability commitments was signed with Bank of China, MUFG and The Bank of Nova Scotia, with a value of US$ 1.25 billion and maturity in July 2027. The contract includes incentive mechanisms for achieving sustainability commitments, based on the corporate performance indicators of greenhouse gas (GHG) intensity in E&P, GHG intensity in refining and methane intensity in E&P.

31.3Reconciliation with cash flows from financing activities – Consolidated

			2022			2021
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	15,156	(46,650)	(9,647)	9,647	(107,471)	(12,347)
Debt restructuring	−	(596)	−	−	(5,838)	−
Linked deposits (*)	−	(91)	(17)	−	(240)	192

Cash flows from financing activities	15,156	(47,337)	(9,664)	9,647	(113,549)	(12,155)

(*) Amounts deposited to pay obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

31.4Summarized information on current and non-current finance debt

	Consolidated
Maturity in	Until 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	From 5 years on	Total (*)	Fair value

Financing in U.S. Dollars (US$):	15,022	16,907	13,401	7,972	12,864	52,202	118,368	118,550
Floating rate debt (**)	13,502	13,991	10,089	5,965	9,074	3,401	56,022
Fixed rate debt	1,520	2,916	3,312	2,007	3,790	48,801	62,346
Average interest rate	6.8%	6.5%	6.1%	6.3%	5.9%	6.6%	6.6%
Financing in Reais (R$):	3,244	3,603	1,150	2,297	2,232	13,078	25,604	25,603
Floating rate debt (***)	1,688	1,462	719	719	1,740	5,530	11,858
Fixed rate debt	1,556	2,141	431	1,578	492	7,548	13,746
Average interest rate	6.7%	6.9%	6.5%	6.2%	6.4%	6.6%	6.6%
Financing in Euro (€):	191	67	1,510	−	−	3,043	4,811	4,682
Fixed rate debt	191	67	1,510	−	−	3,043	4,811
Average interest rate	4.7%	4.7%	4.7%	-	-	4.7%	4.7%
Financing in Pound Sterling (£):	199	−	−	2,895	−	4,409	7,503	6,931
Fixed rate debt	199	−	−	2,895	−	4,409	7,503
Average interest rate	6.2%	−	−	6.2%	−	6.5%	6.3%
Total at December 31, 2022	18,656	20,577	16,061	13,164	15,096	72,732	156,286	155,766
Average interest rate	6.7%	6.5%	6.1%	6.2%	6.0%	6.6%	6.5%	−
Total at December 31, 2021	20,315	16,591	22,253	19,247	15,809	105,009	199,224	211,453
Average interest rate	5.2%	5.3%	5.5%	5.6%	5.9%	6.5%	6.2%	−

(*) On December 31, 2022, the weighted average maturity of the financings is 12.07 years (13.39 years on December 31, 2021).
(**) Operations with variable index + fixed spread. (***) Operations with variable index + fixed spread, as applicable.

93

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

As of December 31, 2022, the fair values of financing are mainly determined by using:

·	Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 68,146 (R$ 115,906, on December 31, 2021); and
·	Level 2 - cash flow method discounted by the interpolated spot rates of the indexes (or proxies) of the respective financing, observed in the currencies pegged, and by the credit risk of Petrobras, in the amount of R$ 87,620 (R$ 95,547, on 31 December 2021).

Regarding the reform of the reference interest rates (IBOR Reform), the company continues to monitor the pronouncements of the regulatory authorities, as well as the measures that have been adopted, with a view to adapting the various financial instruments to the new benchmarks, and the company expects that the replacement of the reference to LIBOR in current financing agreements is carried out under market conditions, and therefore, it expects that there will be no material impacts when this process is finalized. Petrobras and its subsidiaries have debts indexed to Libor (London Interbank Offered Rate), whose value corresponds to approximately 30.8% of its financing.

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 34.3.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2023	2024	2025	2026	2027	2028 onwards	12.31.2022	12.31.2021
Principal	16,208	21,189	16,554	13,906	13,864	83,698	165,419	204,007
Interest	10,059	9,121	7,521	6,688	5,570	90,519	129,478	170,524
Total (*)	26,267	30,310	24,075	20,594	19,434	174,217	294,897	374,531
(*)The nominal flow of leases is found in note 32.

31.5Lines of credit

				12.31.2022
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	3/27/2019	02/27/2024	3,250	−	3,250

Total				8,250	-	8,250
In Brazil
Petrobras	Banco do Brasil	3/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Banco do Brasil	10/4/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				4,329	-	4,329
(*) In April 2021, PGT extended part of the committed credit line (Revolving Credit Facility). Thus, US$ 2,050 million will be available for withdrawal from February 28, 2024 until February 27, 2026.

31.6Covenants and Collateral

31.6.1 Covenants

As of December 31, 2022, the company has fulfilled obligations related to debt contracts (covenants), with emphasis on: (i) presentation of financial statements within 90 days for interim periods, without review by independent auditors, and 120 days for the end of the fiscal year, with maturity periods that extend these periods by 30 and 60 days, depending on the contract; (ii) Negative Pledge/Permitted Liens clause, where Petrobras and its material subsidiaries undertake not to create encumbrances on their assets to guarantee debts beyond those permitted; (iii) compliance clauses with laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; (v) clauses in financing agreements that restrict relationships with entities or even countries sanctioned primarily by the United States, including, but not limited to, the Office of Foreign Assets Control – OFAC, the Department of State and the Department of Commerce, the European Union and the United Nations; and (vi) clauses related to the level of indebtedness in certain debt agreements with BNDES.

94

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

31.6.2Collateral

Financial institutions normally do not require guarantees for loans and financing granted to Petrobras. However, there are financing granted by specific instruments, which have real guarantees. Such contracts represent 16% of total financing, with emphasis on the contract obtained with the China Development Bank (CDB), according to explanatory note 35.6.

Loans obtained by structured entities are guaranteed by the projects themselves, as well as by a pledge of credit rights.

Financing from the capital market, which corresponds to securities issued by the company, does not have real guarantees.

Accounting Policy

Financing is initially recognized at fair value less transaction costs directly attributable, and subsequently measured at amortized cost using the effective interest method.

When your contractual terms are modified and such modification is not substantial, your accounting balances will reflect the present value of your cash flows under the new terms, using the original effective interest rate. The difference between the book balance of the remeasured instrument at the time of a non-substantial change in its terms and its book balance immediately prior to such change is recognized as a gain or loss in the statement of income of the period. When such a change is substantial, the original financing is extinguished and a new financial liability is recognized, with an impact on the income for the period.

32	Lease liabilities

The leases mainly include oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. The movement of lease contracts recognized as liabilities is shown below:

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2021	25,695	102,899	128,594
Remeasurement/new contracts	14,047	11,286	25,333
Payment of principal and interests (*)	(9,232)	(18,780)	(28,012)
Charges incurred in the year	1,884	5,132	7,016
Monetary and exchange variation	(921)	(6,668)	(7,589)
Cumulative translation adjustment	−	(166)	(166)
Transfers	(62)	(697)	(759)
Balance on December 31, 2022	31,411	93,006	124,417
Current			28,994
Non-current			95,423
(*)The Statement of Cash Flows includes R$ 37 referring to changes in liabilities held for sale.

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2020	22,556	89,954	112,510
Remeasurement/new contracts	9,134	23,591	32,725
Payment of principal and interests	(8,404)	(22,996)	(31,400)
Charges incurred in the year	1,316	5,342	6,658
Monetary and exchange variation	837	7,070	7,907
Cumulative translation adjustment	−	195	195
Transfers	256	(257)	(1)
Balance on December 31, 2021	25,695	102,899	128,594
Current			30,315
Non-current			98,279

As of December 31, 2022, the value of the lease liability of Petrobras Parent Company is R$ 132,160 (R$ 138,237 on December 31, 2021), including leases and sub-leases with investees, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering future inflation projected in the lease contract flows, by maturity, is shown below:

95

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
Nominal Future Payments	Until 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	From 5 years on	Total	Recoverable Taxes
Without readjustment
Vessels	14,678	10,438	5,952	2,561	1,773	8,844	44,246	1,328
Others	483	211	101	24	−	−	819	72
With readjustment - abroad (*)
Platforms	8,069	8,028	7,622	7,138	7,084	57,354	95,295	−
Vessels	1,243	1,111	935	826	684	87	4,886	−
With readjustment – Brazil
Vessels	3,180	2,422	1,504	569	94	52	7,821	627
Properties	828	1,089	852	816	915	7,122	11,622	487
Others	1,316	816	674	558	521	2,187	6,072	381
Nominal value on December 31 2022	29,797	24,115	17,640	12,492	11,071	75,646	170,761	2,895
Nominal value on December 31 2021	31,077	22,011	16,895	12,885	11,004	81,520	175,392	1,932

(*) Agreements in U.S. dollars.

The following is the main information by family of lease agreements, where platforms and vessels represent approximately 92% of the lease liability.

Consolidated

Present Value of Future Payments (*)	Discount rate (% per year)	Average Period (Years)	Recoverable taxes	12.31.2022	12.31.2021
Without readjustment
Vessels	4.0518	5.8 years	1,328	38,718	34,605
Others	2.5774	2.6 years	72	783	1,132
With readjustment - abroad
Platforms	5.7393	13.9 years	−	64,385	72,874
Vessels	4.4127	4.2 years	−	4,371	7,988
With readjustment – Brazil
Vessels	7.8958	2.8 years	627	6,773	4,744
Properties	8.0496	22.7 years	487	5,269	3,290
Others	9.8752	7.7 years	381	4,118	3,961
TOTAL	5.5127	11.4 years	2,895	124,417	128,594

(*) Incremental nominal rate on company loans, calculated based on the yield curve of bonds and credit risk of the company, as well as term adjusted by the duration of the respective payment flow and guarantees of the lease agreements.

In certain contracts, there are variable payments and amounts less than 1 year recognized as an expense:

	Consolidated
	12.31.2022	12.31.2021
Variable payments	5,445	4,856
Variable payments in relation to fixed payments	19%	15%
Term less than 1 year	613	598

As of December 31, 2022, the nominal value of lease agreements that had not yet been initiated, due to the related assets being under construction or not having been made available for use, represent the amount of R$ 416,962 (R$ 443,967 on 31 December 2021). The reduction between years basically corresponds to the appreciation of the Real against the US Dollar.

The sensitivity analysis of financial instruments subject to exchange variation is presented in Note 34.3.

Accounting Policy

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments without reflecting projected future inflation, which take into account recoverable taxes, as well as non-cancelable terms and extension options when they are reasonably certain.

Payment flows are discounted at the nominal incremental rate on the company's borrowings, as interest rates implicit in lease agreements with third parties typically cannot be readily determined.

Remeasurements in lease liabilities reflect changes arising from contractual indices or rates, as well as in lease terms due to new expectations of lease extensions or terminations.

96

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Interest incurred updates the lease liability and is classified as financial expenses, while payments reduce its carrying amount. In accordance with the company's exchange risk management, exchange variations arising from the balance of lease liabilities denominated in US dollars are designated as hedging instruments for cash flow hedge relationships involving highly probable future exports (see note explanatory 34.3).

In the E&P segment, some activities are carried out by joint operations with partner companies where the company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the company recognizes the lease liability in proportion to its share. In situations of use of underlying assets arising from a specific company leasing agreement, leasing liabilities remain fully recognized and the collection of partners is carried out in proportion to their interests.

Payments associated with short-term leases (terms of 12 months or less) are recognized as expenses over the term of the contract.

33	Equity

33.1	Share capital (net of share issuance costs)

On December 31, 2022 and 2021, subscribed and fully paid share capital in the amount of R$ 205,432 is represented by 13,044,496,930 shares, of which R$ 117,208 referring to 7,442,454,142 common shares and R$ 88,224 referring to 5,602,042,788 preferred shares, all nominative, book-entry and without par value. Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

33.2	Capital reserve

Book-entry shares held by Petrobras in the amount of R$ 7 (R$ 7 on December 31, 2021), recognized against treasury shares.

33.3       Capital transactions

33.3.1Incremental costs directly attributable to the issue of shares

Transaction costs incurred in raising funds through the issuance of shares, net of taxes, in the amount of R$477 (R$477 on December 31, 2021).

33.3.2Change in interest in subsidiaries

Differences between the amount paid and the book value resulting from changes in interests in subsidiaries that do not result in loss of control, considering that they refer to capital transactions, that is, transactions with shareholders, as owners, in the amount of R$ 3,795 (R$ 3,790 on December 31, 2021).

33.3.3Treasury shares

Shares owned by Petrobras that are held in treasury in the amount of R$7 (R$7 on December 31, 2021), represented by 295,669 shares, of which 222,760 are common shares and 72,909 are preferred shares.

33.4	Allocation of income and dividends

The allocation of net income for the year and proposed dividends are shown below.

97

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Parent Company
	2022	2021
Net income of the year attributable to the shareholders of Petrobras	188,328	106,668
Prescribed dividends	55	−
Retained earnings for allocation	188,383	106,668

Allocation of retained earnings:
Legal reserve	9,417	5,333
Statutory reserve	1,027	1,027
Tax incentive reserve	2,385	656
Proposed dividends from retained earnings	175,554	99,652
Total allocation of retained earnings	188,383	106,668

Proposed dividends from retained earnings:
Mandatory minimum dividends	44,131	25,170
Additional dividends from the remaining portion of retained earnings	131,423	74,482
Proposed dividends from retained earnings	175,554	99,652

Additional dividends from the retained earnings reserve	47,006	1,743
Total proposed dividends	222,560	101,395

33.4.1 Profit reserves

Legal reserve

Recognized through the appropriation of 5% of net income for the year, in accordance with Article 193 of the Brazilian Corporation Law.

Statutory reserve

Recognized through the appropriation of the net income for each year of an amount equivalent to 0.5% of the paid-in capital at the end of the year and is used to fund research and technological development programs. The balance of this reserve cannot exceed 5% of paid-in capital, in accordance with article 56 of the company's Bylaws.

Tax incentives reserve

Constituted through the allocation of a portion of income for the year equivalent to tax incentives, resulting from government donations or subsidies, in accordance with article 195-A of the Brazilian Corporation Law. This reserve can only be used to absorb losses or increase capital.

In 2022, the amount of R$ 2,385 was allocated from the net income referring to the subsidy incentive for investments, fully related to the scope of the Superintendencies for Development of the Northeast (SUDENE) and Amazon (SUDAM).

Profit retention reserve

It is intended for investments provided for in the capital budget, mainly in the exploration and development of oil and gas production, in accordance with article 196 of the Brazilian Corporation Law.

33.4.2Dividends

The shareholders will be entitled, each year, to dividends, which may not be less than 25% of the adjusted net income, in the form of the Brazilian Corporation Law, prorated by the shares in which the company's capital is divided.

Preferred shares have priority in receiving dividends of at least 5% (five percent) calculated on the part of the capital represented by this type of shares, or 3% (three percent) of the share's equity value, the largest always prevailing, participating, in the same way as common shares, in the capital increases resulting from the incorporation of reserves and income. This priority in receiving dividends does not, in itself, guarantee the payment of dividends in fiscal years in which the company does not earn an income.

The payment of dividends may only be made to holders of preferred shares, if the priority dividends absorb all the adjusted net income for the year or reach an amount equal to or greater than the mandatory minimum dividend of 25%.

98

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The shareholder remuneration policy defines the following parameters for the distribution of dividends:

·	minimum annual remuneration of US$ 4 billion for years in which the average price of Brent exceeds US$ 40/bbl, which can be distributed regardless of the company's level of indebtedness. This remuneration will be equivalent for common shares and preferred shares, provided that it exceeds the minimum amount for preferred shares provided for in the company's bylaws;
·	in case of gross debt equal to or less than US$ 65 billion and accumulated positive result, to be verified in the last quarterly result calculated and approved by the Board of Directors, the company must distribute to its shareholders 60% of the difference between the cash flow operations and acquisitions of fixed assets and intangibles, both presented in the consolidated statement of cash flows, provided that the result of this formula exceeds the amount of US$ 4 billion and does not compromise the financial sustainability of the company;
·	regardless of its level of indebtedness, the company may, in exceptional cases, pay extraordinary dividends, exceeding the mandatory legal minimum dividend and/or the values established in the policy, provided that the company's financial sustainability is preserved;
·	the distribution of remuneration to shareholders must be made on a quarterly basis; and
·	the company may exceptionally promote the distribution of dividends even in the event of non-verification of net income, once the rules provided for in Law 6,404/76 are complied with and the criteria defined in its policy are observed.

Petrobras seeks, through its shareholder remuneration policy, to ensure short, medium and long-term financial sustainability, in addition to providing predictability to the flow of dividend payments to shareholders.

Accounting policy

Compensation to shareholders is in the form of dividends and / or interest on equity based on the limits defined by law and the company's bylaws.

Interest on equity is charged to the dividend for the year, as provided for in the bylaws, recorded in the income statement, as required by tax legislation, and reversed against retained earnings in equity in a manner similar to the dividend, resulting in a tax credit for income tax and social contribution recognized in income for the year.

The portion of dividends provided for in the bylaws or that represents the minimum mandatory dividend is recognized as a liability. Any excess must be kept in shareholders' equity, in the proposed additional dividend account, until the final resolution to be taken by the shareholders at the General Shareholders’ Meeting.

Dividends not claimed by Petrobras shareholders are transferred from dividends payable to other current liabilities and will expire in favor of the company within 3 years, counting from the date on which they have been made available to shareholders, according to Petrobras' Bylaws, being reclassified from other current liabilities to retained earnings, in shareholders’ equity.

Proposed dividends related to the fiscal year 2022

The dividend proposal recorded in the company's financial statements, subject to approval by the General Shareholders’ Meeting, is shown as follows:

Parent Company

	2022	2021
Net income of the year attributable to shareholders of Petrobras	188,328	106,668
Appropriation:
Legal reserve	(9,417)	(5,333)
Tax incentive reserve	(2,385)	(656)
Adjusted net income	176,526	100,679

Minimum mandatory dividends:
25% of adjusted net income	44,131	25,170

99

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Additional dividends:
Additional dividends of the remaining portion of accumulated income	131,423	74,482
Additional dividends from the profit retention reserve	47,006	1,743
Total of proposed dividends	222,560	101,395
Preferred shares (PN) - R$ 17.06202044 per share outstanding in 2022 (R$ 7.773202 per share outstanding in 2021)	95,581	43,545
Common shares (ON) - R$ 17.06202044 per share in circulation in 2022 (R$ 7.773202 per share in circulation in 2021)	126,979	57,850

The shareholder compensation proposal for the 2022 fiscal year to be submitted for approval at the 2023 General Shareholders’ Meeting, in the amount of R$ 222,560 (R$ 17.06202044 per outstanding preferred and common share), includes the mandatory minimum dividend of R$ 44,131, equivalent to 25% of adjusted net income, in addition to additional dividends from the remaining portion of retained earnings for the year (R$131,423) and from the retained earnings reserve (R$47,006). This proposal is superior to the priority of the preferred shares.

The cash surplus due to higher oil and oil products sales margins, associated with the maintenance of the debt target and the absence of investments held back by financial restrictions, allowed the proposal for dividends for the 2022 fiscal year, in the amount of R$ 222,560, to be higher than the dividends calculated based on the shareholder remuneration policy (R$ 123,452).

Anticipation of remuneration to shareholders for the year 2022

In 2022, the Board of Directors (CA) approved prepayments of remuneration to shareholders in the amount of R$179,964, equivalent to R$13.796393 per outstanding preferred and common share, using the profit retention reserve (interim) and based on the result from January to September 2022 (interim), as shown in the table below:

			Remuneration to shareholders of Petrobras
	Approval date of CA	Date of shareholder position	Amount per share common and preferred(R$)	Amount
Dividends and interest on capital – Paid in two installments (June and July of 2022)	05.05.2022	05.23.2022	3.71549000	48,466
Dividends and interest on capital - Paid in two installments (August and September of 2022)	07.28.2022	08.11.2022	6.73200300	87,814
Dividends and interest on capital - Paid in two installments (December of 2022 and January of 2023)	11.03.2022	11.21.2022	3.34890000	43,684
Total interim and interim dividends			13.79639300	179,964
Monetary restatement of advances by Selic			0.51989375	6,781
Total interim and interim dividends monetarily restated by Selic			14.31628675	186,745

These advances were monetarily restated by the Selic, from the date of payment until December 31, 2022, in the amount of R$ 6,781 (R$ 0.51989375 per preferred and common share in circulation), as provided for in the Bylaws, and will be deducted from the remuneration to be distributed to shareholders at the end of the 2022 financial year.

The anticipated interest on capital for the year 2022 resulted in an income tax and social contribution tax credit of R$ 6,432. Interest is subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in Law No. 9,249/95.

Dividends for the year 2021

In 2021, the remuneration proposal forwarded by Management, and approved by the Shareholders’ Meeting on April 13, 2022, was R$101,395 (R$7.773202 per preferred and common share in circulation), including the mandatory minimum dividend of R$ 25,170, equivalent to 25% of adjusted net income, in addition to additional dividends of R$76,225, arising from the remaining portion of net income for the year and the profit retention reserve. This proposal was superior to the priority of the preferred shares.

This amount includes prepayments to shareholders, monetarily restated by the Selic rate variation from the payment date to December 31, 2021, in the amount of R$64,075, and the supplementary dividend of R$37,320 which, on December 31, 2021, was highlighted in shareholders' equity as an additional proposed dividend.

Additional dividends of R$37,320 were reclassified from shareholders’ equity to liabilities on the date of approval of the Ordinary Shareholders’ Meeting and were paid on May 16, 2022 in the amount of R$38,745, equivalent to R$2.9702487 per preferred and common share in circulation, restated by the Selic rate variation from December 31, 2021 to the payment date, in the amount of R$ 1,425.

Dividends payable

100

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

On December 31, 2022, the balance of dividends payable to the parent company's shareholders is R$ 21,751, net of withholding income tax on interest on capital, referring to the second installment of the advance payment to shareholders approved by the Board of Directors on November 3, 2022 and paid on January 19, 2023.

	Parent Company
	2022	2021
Movement of dividends payable
Opening balance	−	4,411
Addition by resolution of the Ordinary Shareholders’ Meeting	37,320	5,861
Addition by decision of the Board of Directors (prepayments)	179,964	63,400
Payment	(194,200)	(72,153)
Restatement	1,425	70
Transfers (unclaimed dividends)	(862)	(355)
Withholding income tax on interest on capital and monetary restatement	(1,896)	(1,234)
Final balance	21,751	−

The proposed additional dividends of R$ 35,815, equivalent to R$ 2.74573369 per preferred and common share in circulation, are highlighted in shareholders' equity on December 31, 2022 until the proposal for remuneration to shareholders is approved by the Ordinary Shareholders’ Meeting in April 2023, when they will be recognized as a liability.

33.4.3. Unclaimed dividends

On December 31, 2022, the balance of dividends not claimed by Petrobras shareholders represents R$ 1,258 (R$ 451 on December 31, 2021) recorded in other current liabilities, as per note 20. The payment of these dividends was not made due to the existence of unresolved registration issues that are the responsibility of the shareholders with the bank that holds the shares and with Petrobras itself.

	Parent Company
	2022	2021
Movement of unclaimed dividends
Opening balance	451	96
Transfers (dividends payable)	862	355
Prescription	(55)	−
Final balance	1,258	451

As the company no longer has the obligation on the amounts of prescribed dividends, the amount of R$ 55 was recorded as a contra entry to the retained earnings account, in shareholders' equity.

The table below presents an expectation of statute of limitations for unclaimed dividends, if pending registration issues are not settled by Petrobras shareholders.

Parent Company
12.31.2022
Expectation of prescription of unclaimed dividends
2023	35
2024	328
2025	895
Total	1,258

33.5 Earnings per share

	Consolidated and Parent Company
	2022	2021
Basic and diluted denominator – Net income (loss) attributable to shareholders of Petrobras attributable equally between share classes
Net income (loss) of the year
Common	107,449	60,858
Preferred	80,879	45,810
	188,328	106,668
Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261

Basic and diluted earnings (loss) per share (R$ per share)
Common	14.44	8.18
Preferred	14.44	8.18

101

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Basic earnings per share are calculated by dividing the income or (loss) for the year attributed to the company's shareholders by the weighted average number of shares outstanding.

Diluted earnings per share are calculated by adjusting income or (loss) and the weighted average number of shares taking into account the conversion of all potential shares with a dilution effect (equity instruments or contracts capable of resulting in the issue of shares).

The earnings obtained, basic and diluted, present the same amount per share because Petrobras does not have potential shares.

34	Risk management

Petrobras is exposed to a series of risks arising from its operations, such as the risk related to the prices of oil and oil products, exchange and interest rates, credit and liquidity risk. Corporate risk management is part of the company's commitment to act ethically and in compliance with the legal and regulatory requirements established in the countries where it operates.

For the management of market / financial risks, preferably structural actions are adopted, created as a result of an adequate management of the company's capital and indebtedness. Risks are managed considering governance and established controls, specialized units and monitoring in statutory committees under the guidance of the Executive Board and the Board of Directors. In the company, risks must be considered in all decisions and their management must be carried out in an integrated manner, taking advantage of the benefits of diversification.

The Company presents a sensitivity analysis of factors aligned with its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The sensitivity application horizon is 1 year, except for operations with commodity derivatives, for which a 3-month horizon is applied, due to the short-term nature of these transactions.

34.1	Derivative financial instruments

The following tables present a summary of the positions of derivative financial instruments held by the company on December 31, 2022, recognized as other current assets and liabilities, in addition to the amounts recognized in the income statement, other comprehensive income for the year and guarantees given as collateral by nature operations:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Derivatives not designated for hedge accounting
Future contracts (*)	683	(1,308)	(209)	(6)
Long position/Crude oil and oil products	9,058	1,380	−	−	2023
Short position/ Crude oil and oil products	(8,375)	(2,688)	−	−	2023
SWAP (**)
Short position/ Soy oil – position sold (**)	(3)	(11)	(1)	(2)	2023
Forward contracts
Short position/Exchange (Reais/dollars) (***)	-	US$ 15	−	1	-
SWAP
Foreign currency - cross currency swap (***)	-	GBP 583	−	127	-
Foreign currency - cross currency swap (***)	-	GBP 442	−	(277)	-
Swap – CDI x IPCA (inflation)	3,008	3,008	(82)	(6)	2029/2034
Foreign currency - cross currency swap (***)	US$ 729	US$ 729	(336)	(1,234)	2024/2029
Total recognized in the Statement of Financial Position			(628)	(1,397)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons (PBIO operations).
(***) Amounts in dollars and pound sterlings are presented in million.

102

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Gain/(Loss) Recognized in the statement of income of the year
	2022	2021
Commodity derivatives
Other operations - 34.2 (a)	(1,261)	(422)
Recognized in other operating expenses	(1,261)	(422)
Currency derivatives
Swap Pound Sterling x Dollar - 34.3 (b)	(1,508)	(428)
NDF – Pound Sterling x Dollar	−	45
Swap CDI x Dollar - 34.3 (b)	1,104	(9)
Others	23	2
	(381)	(390)
Interest rate derivatives
Swap - CDI X IPCA	(275)	(218)
	(275)	(218)
Cash flow hedge on exports - 34.3 (a)	(25,174)	(24,777)
Recognized in Finance Income (Expense)	(25,830)	(25,385)
Total	(27,091)	(25,807)

	Gain/(Loss) Recognized in other comprehensive income of the year
	2022	2021
Cash flow hedge on exports – 34.3 (a)	53,533	3,023

	Guarantees given as collateral
	12.31.2022	12.31.2021
Commodity derivatives	499	86
Currency derivatives	−	150
	499	236

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of December 31, 2022 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario	Reasonably possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future and Swap contracts	Crude oil and oil products - price changes	−	(702)	(1,403)
		−	(702)	(1,403)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which consider the closing price of the asset on December 31, 2022, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

34.2	Risk management of crude oil and oil products prices

Petrobras prefers exposure to the price cycle, the systematic protection of transactions for the purchase or sale of goods, whose objective is to meet its operational needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a)Other commodity derivative transactions

103

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

34.3	Foreign exchange risk management

Petrobras' Risk Management Policy provides that the company, in principle, practices integrated risk management whose focus is not on the individual risks of operations or business units, but on the broader perspective and more consolidated view of the corporation, capturing possible benefits from business diversification.

The company jointly considers all cash flows from its operations. This applies especially to the risk of changes in the exchange rate between the real and the US dollar, for which the company evaluates in an integrated manner not only its future cash flows denominated in US dollars, but also those cash flows denominated in reais that are influenced by the US currency, such as sales of diesel and gasoline in the domestic market.

In this sense, the treatment of foreign exchange risks involves, preferably, the adoption of structural actions with the definition of conditions for the execution of operations within the scope of Petrobras' businesses.

Changes in the spot R$ /US$ exchange rate, as well as other currencies in relation to the Real, may affect net income and the balance sheet. Such consequences may arise mainly from foreign currency items, such as highly probable future transactions, monetary items and firm commitments.

In these situations, the company seeks to mitigate the effect generated by potential variations in spot exchange rates R$ /US$, mainly by raising funds from third parties in US dollars to reduce the net exposure between obligations and receipts in that currency, representing a form of structural protection, taking into account liquidity and cost competitiveness criteria.

The protection against the risk of exchange variation of the group of future exports in US dollars of the company in a given period occurs through the set (portfolio) of indebtedness in US dollars seeking the most efficient protection considering the changes in the positions of such sets over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to treat the foreign exchange exposure of certain obligations of the company, especially when there are commitments in currencies for which the company does not expect to receive flows.

In the short term, risk treatment is carried out by allocating cash investments between real, dollar or other currency.

a)Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of December 31, 2022, in addition to the expectation of reclassification to the result of the accumulated exchange variation balance in shareholders' equity in future periods, based on a rate of R$ / US$ 5.2177, are shown below:

				Present value of hedging instrument notional value at 12.31.2022
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jan/2023 to dec/2032	62,119	324,121

104

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Movement of the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2021	72,640	405,370
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	14,589	76,263
Exports affecting the statement of income	(12,037)	(62,172)
Amortization of the indebteness	(13,073)	(67,270)
Foreign exchange variation	−	(28,070)
Amounts designated as of December 31, 2022	62,119	324,121
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2022	72,393	377,723

.

In the year ended on December 31, 2022, a foreign exchange loss of R$ 288 was recognized referring to the ineffectiveness in the exchange variation line (gain of R$ 78 in the same period in 2021).

Future exports designated as hedged in cash flow hedge relationships represent, on average, 48.58% of highly probable future exports.

The movement in exchange variation accumulated in other comprehensive income as of December 31, 2022, to be realized by future exports, is presented below:

	Exchange rate	Tax effect	Total
Balance at December 31, 2021	(123,622)	42,034	(81,588)
Recognized in shareholders' equity	28,359	(9,642)	18,717
Reclassified to the statement of income - occurred exports	25,174	(8,559)	16,615
Balance at December 31, 2022	(70,089)	23,833	(46,256)

	Exchange rate	Tax effect	Total
Balance at December 31, 2020	(126,645)	43,062	(83,583)
Recognized in shareholders' equity	(21,754)	7,396	(14,358)
Reclassified to the statement of income - occurred exports	24,777	(8,424)	16,353
Balance at December 31, 2021	(123,622)	42,034	(81,588)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2023-2027, would not indicate the need to reclassify the exchange variation recorded in shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of December 31, 2022 is shown below:

	Consolidated
	2023	2024	2025	2026	2027	2028	2029 to 2032	Total
Expected realization	(20,113)	(15,040)	(9,400)	(7,978)	(8,609)	(5,947)	(3,002)	(70,089)

Accounting policy

At the beginning of the hedge relationship, the company documents the hedge relationship and the risk management objective and strategy for taking on the hedge, including the identification of the hedge instrument, the hedged item, the nature of the risk being hedged and assessing whether the protection ratio meets the hedge effectiveness requirements.

Considering the natural protection ratio and the risk management strategy, the company designates hedge relationships between the exchange rate variations of “highly probable future exports” (protected item) and the exchange rate variations of certain US dollar obligations (instruments), so that the exchange effects of both are recognized at the same time in the income statement.

Exchange rate variations of the proportion of cash flows from liabilities and leases liabilities (non-derivative financial instruments) are designated as hedging instruments.

The individual hedge relationships are established in a one-to-one ratio, that is, the “highly probable future exports” of each month and the proportions of the cash flows of the indebtedness, used in each relationship and individual hedge, have the same nominal value in US dollars. The company considers “highly probable future exports” to be only a part of its total expected exports.

105

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The exposure of the company's future exports to the risk of variation in the spot exchange rate R$ /US$ (active position) is offset by an equivalent reverse exposure of its debts in US dollars (passive position) to the same type of risk.

Hedge relationships can be discontinued and restarted in compliance with the risk management strategy. In this sense, such assessments are carried out monthly.

In cash flow hedge accounting, the effective portion of foreign exchange gains and losses arising from hedging instruments is recognized in shareholders’ equity, in other comprehensive income and transferred to the financial result when the protected item affects the result for the period.

In the event that exports whose exchange variations were designated as a hedge relationship are no longer considered highly probable, but continue to be foreseen, the hedge relationship is revoked and the accumulated exchange variation up to the revocation date is maintained in shareholders’ equity, being reclassified to the result at the time when exports occur.

There may also be situations in which exports whose exchange rate variations have been designated in relation to hedging are no longer foreseen. In these cases, the exchange variation, referring to the proportions of the debt's cash flows that exceed total exports that are still considered foreseen, accumulated in shareholders' equity until the date of the revision in the forecast, is reclassified immediately to the result.

In addition, when a financial instrument designated as a hedge instrument expires or is liquidated, the company may replace it with another financial instrument, to guarantee the continuity of the hedge relationship. Similarly, when a transaction designated as a hedge object occurs, the company may designate the financial instrument that protected that transaction as a hedging instrument in a new hedge relationship.

The ineffective portion of the gains and losses arising from the protection instruments is recorded in the financial result for the period. The potential sources of ineffectiveness are due to the fact that the protected items and the protection instruments have different maturities, as well as the rate used to discount the protected items and the protection instruments at present value.

b) Information on ongoing contracts

On December 31, 2022, the company has outstanding swap contracts - IPCA x CDI and CDI x Dollar.

Swap contracts – Pounds Sterling x Dollar

In 2017, Petrobras, through its indirect subsidiary Petrobras Global Trading B.V. (PGT), entered into a derivative transaction called a cross currency swap, with the objective of protecting itself from exposure in pounds sterling versus dollar, due to the issuance of bonds. The notional amount was Pound Sterling 1,300 million, with Pound Sterling 700 million maturing in December 2026 and Pound Sterling 600 million maturing in January 2034.

Over the last few years, Petrobras repurchased part of these bonds and proportionally reduced its position in the respective derivative instruments. In 2022, after carrying out an integrated analysis of the main risk factors to which Petrobras is exposed, the complete exit from the sterling derivatives position was approved. The execution was carried out in October and November 2022.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

In 2019, Petrobras contracted derivative transactions in order to protect itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034 and CDI x Dollar cross-currency swap operations, maturing in September 2024 and September 2029.

In July 2022, the first debenture repurchase plan was approved, authorizing the acquisition of these securities to be held in treasury or resold. By the end of the 2022 financial year, only an immaterial amount of this debt had been repurchased. The position in derivative contracts of IPCA x CDI and CDI x Dollar remains unchanged.

106

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Changes in future interest rate curves (CDI) may impact the company's results, due to the market value of these swap contracts. In preparing the sensitivity analysis on future interest rate curves, the parallel shock on this curve was estimated based on the average maturity of swaps and the methodology on the horizon of application of sensitivity, presented above. For the possible and remote scenarios, the impacts of variations of 40% (500 BP – basis points) and 80% (1000 BP), respectively, on future interest rate curves were estimated. The effects of this sensitivity analysis, keeping all other variables constant, are shown in the table below:

	Possible Result	Remote Result
SWAP exchange rate variation (IPCA x USD)	(68)	(79)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using the rates agreed in each contract and the projections of the DI curves, IPCA coupon and exchange coupon, discounting the present value at the free rate of risk. Curves are obtained from Bloomberg based on futures contracts traded on the exchange.

Next, the mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, as we use top-notch banks.

c) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the expected exchange rate for the close of the next quarter. The possible and remote scenarios have the same references and consider the appreciation of the exchange rate at the end of the quarter (risk) by 20% and 40%, respectively, with the exception of the balances of assets and liabilities in foreign currency of subsidiaries abroad, when carried out in currency equivalent to their respective functional currencies. These analyzes cover only the exchange variation and keep all other variables constant.

Financial Instruments	Exposure at 12.31.2022	Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	38,864	Dollar / Real	390	7,773	15,546
Liabilities	(505,453)		(5,066)	(101,090)	(202,181)
Exchange rate - Cross currency swap	(3,008)		(30)	(602)	(1,203)
Cash flow hedge on exports	324,121		3,249	64,824	129,648
	(145,476)		(1,457)	(29,095)	(58,190)
Assets	5,314	Euro / Dollar	167	1,063	2,126
Liabilities	(11,338)		(357)	(2,268)	(4,535)
	(6,024)		(190)	(1,205)	(2,409)
Assets	7,538	Pound Sterling / Dollar	172	1,508	3,015
Liabilities	(15,022)		(343)	(3,004)	(6,009)
	(7,484)		(171)	(1,496)	(2,994)
Assets	9	Pound Sterling / Real	−	2	4
Liabilities	(136)		(4)	(27)	(54)
	(127)		(4)	(25)	(50)
Assets	22	Euro / Real	1	4	9
Liabilities	(327)		(14)	(65)	(131)
	(305)		(13)	(61)	(122)
Total	(159,416)		(1,835)	(31,882)	(63,765)

⁽*⁾ The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - devaluation of the real by 1% / Euro x Dollar - appreciation of the euro by 3.1% / Pound x Dollar - appreciation of the pound by 2.26% / Real x Euro - devaluation of the real by 4.2% / Real x Pound - devaluation of the real by 3.3%. Source: Focus and Thomson Reuters.

34.4       Interest rate risk management

The company, preferably, does not use derivative financial instruments to manage exposure to fluctuations in interest rates, because they do not have a material impact, except due to specific situations presented by Petrobras subsidiaries.

107

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense if there is a variation of 40% and 80% in these interest rates, respectively, keeping all other variables constant.

The table below shows, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest referring to debts with floating interest rates on December 31, 2022.

	Consolidated
Risk	Probable Scenario(*)	Possible Scenario(∆ of 25%)	Remote Scenario (∆ of 50%)
LIBOR 3M	63	81	100
LIBOR 6M	3,418	4,785	6,152
SOFR 3M	438	570	702
SOFR 6M	87	122	157
CDI	943	1,321	1,698
TJLP	365	510	656
IPCA	501	701	901
	5,815	8,090	10,366
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

34.5       Liquidity risk management

The possibility of insufficient cash or other financial assets to settle obligations on the scheduled dates is managed by the company. In Petrobras' individual financial statements for the year ended December 31, 2022, net working capital was negative, mainly due to transactions with subsidiaries, as per note 35. In the same period, considering the integrated view of cash, the net working capital was negative in the consolidated financial statements. Additionally, the company has in non-current assets financial investments in post-fixed bank deposit certificates (CDB) with daily liquidity, according to explanatory note 7.2.

The company regularly assesses market conditions and may carry out repurchase transactions for its securities or those of its subsidiaries in the international capital market, through various means, including repurchase offers, security redemptions and/or open market operations, provided they are in line with the company's liability management strategy, which aims to improve the amortization profile and debt cost.

34.6       Credit risk management

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts applied, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters appropriate to each one of the market segments in which it operates.

The commercial credit portfolio is highly diversified between clients in the domestic market of the country and abroad.

Credit granted to financial institutions is used to accept guarantees, apply surplus cash and define counterparties in derivative operations, being distributed among the main international banks classified as “investment grade” by the main international risk classifiers and Brazilian banks with a minimum risk rating of brA-/A3.br/A-(bra).

34.6.1Credit quality of financial assets

a)Trade and other receivables

Most of Petrobras' customers do not have a risk rating granted by assessment agencies. In this way, to define and monitor credit limits, the client's field of activity, commercial relationship, financial history with Petrobras and its financial statements, among other aspects, are evaluated.

b)Other financial assets

The credit quality of financial assets classified as cash and cash equivalents and marketable securities is based on the risk rating granted by Standard & Poor’s, Moody's and Fitch rating agencies. Information on these financial assets, which are not past due and with no evidence of loss, is provided below:

108

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	Cash and cash equivalents		Marketable securities
	2022	2021	2022	2021
AA	−	6,427	−	−
A	19,860	6,388	4,281	−
BBB	1,105	12,879	−	−
BB	4,787	20,493	1,071	−
AAA.br	15,831	2,956	17,274	3,877
AA.br	5	9,146	3	−
Other classifications	135	121	−	−
	41,723	58,410	22,629	3,877

34.7	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Balance at December 31, 2022	−	−	−	−
Balance at December 31, 2021	−	128	−	128
Liabilities
Foreign currency derivatives	−	(336)	−	(336)
Commodity derivatives	(209)	(1)	−	(210)
Interest rate derivatives	−	(82)	−	(82)
Balance at December 31, 2022	(209)	(419)	−	(628)
Balance at December 31, 2021	(6)	(1,519)	−	(1,525)

The fair value of other financial assets and liabilities is presented in the respective explanatory notes: 7 – Marketable Securities; 13 – Accounts receivable; and 31 – Financing (estimated value).

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

35	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, in accordance with the Company’s by-laws.

This policy guides Petrobras in entering into Transactions with Related Parties in order to ensure the interests of the company, in line with transparency in processes, legal requirements and the best Corporate Governance practices, without conflict of interest and in compliance with the following principles:

·	Competitiveness: prices and conditions of services compatible with those practiced in the market;
·	Compliance: adherence to the contractual terms and responsibilities practiced by the company;
·	Transparency: adequate reporting of the agreed conditions, as well as their effects on the company's financial statements;
·	Equity: establishment of mechanisms that prevent discrimination or privileges and adoption of practices that ensure the non-use of privileged information or business opportunities for the benefit of individuals or third parties;
·	Commutability: proportional installments for each contractor.

109

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Transactions that meet the materiality criteria established in the policy and entered into with: i) the Federal Government, including its autarchies and foundations; ii) Petros Foundation; iii) Petrobras Health Association; iv) companies controlled by Petrobras; v) associated companies of Petrobras; vi) companies controlled by Petrobras affiliates; and vii) companies controlled by key management personnel or a close member of their family, are, when stipulated, previously approved by the Statutory Audit Committee (SAC).

In the specific case of transactions with related parties involving the Federal Government, its autarchies, foundations and federal state companies, the latter when classified as outside the normal course of the company's business by the SAC of Petrobras, which are within the scope of approval of the Board of Directors, must be preceded by an assessment by the SAC and by the Minority Shareholders Committee and must be approved by at least 2/3 (two thirds) of the present members of the Board of Directors.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

35.1	Business transactions by operation with companies of the Petrobras Group (Parent Company)
	12.31.2022			12.31.2021
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	26,388	−	26,388	13,451	−	13,451
Dividends receivable	94	−	94	175	−	175
Amounts related to construction of natural gas pipeline	−	820	820	−	727	727
Other operations	678	200	878	736	332	1,068
Advances to suppliers	614	2,010	2,624	594	1,163	1,757
Total	27,774	3,030	30,804	14,956	2,222	17,178
Liabilities
Lease liabilities (*)	(2,113)	(4,630)	(6,743)	(2,689)	(5,860)	(8,549)
Loan operations	(1,093)	(52,569)	(53,662)	−	−	−
Prepayment of exports	(76,192)	(231,206)	(307,398)	(87,387)	(272,855)	(360,242)
Accounts payable to suppliers	(13,455)	−	(13,455)	(8,707)	−	(8,707)
Purchases of crude oil, oil products and others	(9,471)	−	(9,471)	(4,800)	−	(4,800)
Affreightment of platforms	(365)	−	(365)	(854)	−	(854)
Advances from clients	(3,614)	−	(3,614)	(3,035)	−	(3,035)
Other operations	(5)	−	(5)	(18)	−	(18)
Total	(92,853)	(288,405)	(381,258)	(98,783)	(278,715)	(377,498)
(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16/ CPC 06 (R2) - Leases.
				2022		2021
Profit or Loss
Revenues, mainly sales revenues				151,255		194,118
Foreign exchange and inflation indexation charges, net (**)				(15,656)		(28,679)
Financial income (expenses), net (**)				(22,748)		(22,878)
Total				112,851		142,561
(**) Includes the amounts of R$ 161 of active exchange variation and R$ 604 of financial expenses related to leasing and subleasing operations required by IFRS 16 / CPC 06 (R2) (R$ 200 of passive exchange variation and R$ 565 of financial expense for the year ended in 2021).

35.2	Commercial transactions with companies of the Petrobras’ group (parent company)

110

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	12.31.2022			12.31.2021	12.31.2022			12.31.2021
	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Controlled entities and joint ventures
PIB BV	26,217	2,210	28,427	13,187	(87,923)	(283,775)	(371,698)	(366,743)
Gaspetro (*)	−	−	−	1,570	−	−	−	(237)
Transpetro	382	−	382	287	(3,193)	(3,951)	(7,144)	(7,817)
Thermoelectric plants	2	−	2	21	(88)	(236)	(324)	(579)
Real estate investment fund	6	−	6	2	(198)	(443)	(641)	(727)
Petrobras Health Association (APS)	569	−	569	579	(677)	−	(677)	(561)
Other subsidiaries and joint ventures	474	820	1,294	1,213	(733)	−	(733)	(799)
	27,650	3,030	30,680	16,859	(92,812)	(288,405)	(381,217)	(377,463)
Associates and joint ventures
Petrochemical companies	41	−	41	97	(48)	−	(48)	(63)
Other associates and joint ventures	83	−	83	222	7	−	7	28
	124	−	124	319	(41)	−	(41)	(35)
Total	27,774	3,030	30,804	17,178	(92,853)	(288,405)	(381,258)	(377,498)

(*) In July 2022, with the sale of Petrobras' entire interest in Gaspetro, the company ceased to be controlled.

35.3       Profit or loss

	2022	2021
Controlled entities and joint ventures
PIB BV	81,749	55,400
Gaspetro (*)	6,602	13,688
Mataripe Refinery (**)	−	8,640
Manaus Refinery (***)	2,308	−
Transpetro	2,084	541
Thermoelectric plants	(56)	(91)
Real estate investment fund	(80)	(85)
Health Petrobras Association (APS)	15	−
Other controlled entities and joint ventures	(2,962)	1,439
	89,660	79,532
Associates and joint ventures
Companies from the petrochemical sector	21,519	18,083
Petrobras Distribuidora (BR), currently Vibra Energia (****)	−	41,499
Transportation companies (****)	−	128
Other associates and joint ventures	1,672	3,319
	23,191	63,029
Total	112,851	142,561
(*) Include the values in the Statement of Income with the companies of the Gaspetro Group until July 2022, when they were disinvested.
(**) Include the amounts in the Statement of Income with the company Mataripe Refinery until November 2021, when it was disinvested.
(***) Include the values in the Statement of Income with the company Manaus Refinery until November 2022, when it was disinvested.
(****) Due to the corporate restructuring that took place during the 2021 financial year, the results presented in the respective note refer to Petrobras Distribuidora (BR), currently Vibra Energia (from January to June 2021) and NTS (from January to April 2021).

35.4	Annual rates for loans operations
	Parent Company
		Liability
	12.31.2022	12.31.2021
From 7.01 to 8%	(53,662)	−
Total	(53,662)	−

35.5	Non standardized receivables investment fund

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by subsidiaries of the Petrobras Group. The amounts invested are recorded in accounts receivable.

Assigned and non-performed credit rights assignments are recorded as financing in current liabilities.

111

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Parent Company
	12.31.2022	12.31.2021
Net accounts receivables	40,007	59,651
Assignment of receivables	(36,541)	(58,545)

	2022	2021

Finance income FIDC-NP	6,450	2,074
Finance expense FIDC-NP	(4,290)	(1,385)
Net finance income (expense)	2,160	689
35.6	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for some financial operations carried out in Brazil and abroad.

The guarantees offered by Petrobras, mainly personal, unpaid, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, guaranteeing assumption of compliance with the third party's obligation, in case the original debtor does not do so.

As a result of the strategy of early settlement of debts throughout the year, the financial operations carried out by these equity interests and guaranteed by Petrobras present the following balances to be settled:

	12.31.2022						12.31.2021
Maturity date	PGF (*)	PGT (**)	PNBV (***)	PIB-BV	Others	Total	Total
2022	−	−	−	−	−	−	200
2023	−	−	492	261	2	755	1,804
2024	2,985	−	−	−	−	2,985	3,863
2025	4,819	18,653	−	−	−	23,472	31,614
2026	4,949	1,849	−	−	−	6,798	9,944
2027	3,705	7,827	−	−	−	11,532	6,835
2028 and thereafter	58,193	10,080	−	−	−	68,273	99,351
Total	74,651	38,409	492	261	2	113,815	153,611
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV. (***) Petrobras Netherlands B.V., subsidiary of PIB BV.

PGT, a wholly-owned subsidiary of Petrobras, provides collateral in a financing operation that Petrobras obtained from the China Development Bank (CDB), maturing in 2026, through the collaterality of its future receivables from sales of crude oil, originating from Petrobras exports, for specific buyers (maximum 200,000 bbl/d), with the guarantee amount limited to the debt balance, which on December 31, 2022 is R$17,433 (US$3,341 million), and on December 31, 2021 was R$23,275 (US$4,171 million).

112

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
35.7	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	12.31.2022	12.31.2021
	Asset	Liability	Asset	Liability
Joint ventures and associates
State-controlled natural gas distributors	−	−	1,422	237
Petrochemical companies	109	52	144	67
Other associates and joint ventures	377	111	586	66
Subtotal	486	163	2,152	370
Brazilian government
Government bonds	8,812	−	8,069	−
Banks controlled by the Brazilian Government	61,625	8,178	46,970	7,073
Petroleum and alcohol account - receivables from the Brazilian Government	3,143	−	2,822	−
Brazilian Federal Government (*)	−	7,419	−	−
Pré-Sal Petróleo S.A. – PPSA	−	296	−	2
Others	306	371	161	303
Subtotal	73,886	16,264	58,022	7,378
Pension plans	290	1,569	282	338
Total	74,662	17,996	60,456	8,086
Current assets	13,583	11,055	11,777	1,760
Non-current assets	61,079	6,941	48,679	6,326

(*) Includes amounts of dividends and leases.

The effect on the result of significant transactions is shown below:

	Consolidated
	2022	2021
Joint ventures and associates
Petrobras Distribuidora (BR), currently Vibra Energia	−	40,892
Gas transportation companies	−	(1,656)
State-controlled natural gas distributors	6,064	12,995
Petrochemical companies	22,986	19,155
Other associates and joint ventures	487	2,255
Subtotal	29,537	73,641
Government entities
Government bonds	1,049	342
Banks controlled by the Brazilian Government	389	(845)
Receivables from the Electricity sector	−	696
Petroleum and alcohol account - receivables from Brazilian Government	316	319
Brazilian Federal Government (Dividends)	1,534	173
Pré-Sal Petróleo S.A. – PPSA	(3,404)	(760)
Others	(400)	(173)
Subtotal	(516)	(248)
Pension plans	(112)	−
Total	28,909	73,393

Revenues, mainly sales revenues	29,861	77,222
Purchases and services	(15)	(2,665)
Operating income and expenses	(4,167)	(1,712)
Foreign exchange and inflation indexation charges, net	1,585	(320)
Finance income (expenses), net	1,645	868
Total	28,909	73,393

On December 23, 2022, Petrobras signed a contract with UEG Araucária S.A., in the approximate amount of R$ 4,850, with the purpose of selling 2,150,000 m³/day of gas, in the interruptible mode, to supply electricity generation by UTE Araucária. The contract is effective from January 1, 2023 to December 31, 2023.

Information on the precatories issued in favor of the company from the Petroleum and Alcohol Account are disclosed in explanatory note 13.

Liabilities with pension plans for the company's employees managed by Petros Foundation, which include debt instruments, are presented in note 17.

113

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

35.8       Key management personnel

Compensation of key management personnel

Petrobras' positions and salaries and benefits and advantages plan, as well as the specific legislation, establish the criteria for all remuneration attributed by the company to its employees and directors.

The monthly remuneration of Petrobras employees, including those occupying managerial positions, for the years 2022 and 2021 were as follows:

	Parent Company (in Reais)
Compensation of employees	2022	2021
Lowest compensation	3,977	3,658
Average compensation	22,893	20,368
Highest compensation	108,989	103,690

Number of employees	38,682	38,703

The annual compensation of Petrobras' Executive Board, including variable compensation, for the years 2022 and 2021 were as follows:

	Parent Company (in Reais)
Compensation of the director of Petrobras (includes variable compensation)	2022	2021
Lowest compensation (*)	1,691,555	3,034,506
Average compensation (**)	3,073,743	3,939,645
Highest compensation (***)	2,295,729	3,079,232

(*) Corresponds to the lowest annual remuneration, including former members, according to Circular Letter/CVM/SEP/no 01/2021 of 02/26/2021. If Petrobras excluded from the calculation the amounts paid to former members, as termination of office and deferred variable remuneration, and considered the amounts paid to members who held the position for less than 12 months, the lowest amount would be R$ 341,660 in 2022 and R$ 2,688,804 in 2021.
(**) Corresponds to the total value of the annual remuneration, including expenses with former members, divided by the number of remunerated positions (9), according to Circular Letter/CVM/SEP/no 01/2021 of 02/26/2021. If Petrobras excluded from the average remuneration calculation the amounts paid to former members, as termination of office and deferred variable remuneration, the average amount would be R$ 2,174,830 in 2022 and R$ 2,972,753 in 2021.
(***) Corresponds to the annual remuneration of the officer with the highest individual remuneration and who held the position for 12 months of the fiscal year, according to Circular Letter/CVM/SEP/no 01/2021 of 02/26/2021.

The total remuneration of the members of the Board of Directors and of the Executive Board of Petrobras Parent Company is based on the guidelines established by the Secretariat for Coordination and Governance of State-owned Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy and are presented to follow:

Parent Company

	2022			2021
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	14.5	0.6	15.1	14.3	0.6	14.9
Social security and other employee-related taxes	4.0	0.1	4.1	3.6	0.1	3.7
Post-employment benefits (pension plan)	1.2	−	1.2	1.1	−	1.1
Variable compensation	14.5	−	14.5	14.0	−	14.0
Benefits due to termination of tenure	1.4	−	1.4	3.3	−	3.3
Total compensation recognized in the statement of income	35.6	0.7	36.3	36.3	0.7	37.0
Total compensation paid	31.7	0.7	32.4	32.4	0.7	33.1
Average number of members in the period	9.00	11.00	20.00	9.00	10.58	19.58
Average number of paid members in the period	9.00	3.83	12.83	9.00	4.50	13.50

In the 2022 fiscal year, the consolidated expense with the total remuneration of the company's directors and councils totaled R$71.27 (R$79.88 in the 2021 fiscal year).

On April 13, 2022, the Annual Shareholders' Meeting set the remuneration of the managers (Executive Board and Board of Directors) at up to R$39.59 as the global limit of remuneration to be paid in the period between April 2022 and March 2023.

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered separately from the overall remuneration limit established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the Board of Directors compensation, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 3,155 thousand in 2022 (R$ 3,747 thousand, considering social charges). In fiscal year 2021, the accumulated remuneration in the period was R$ 2,935 thousand (R$ 3,463 thousand, considering social charges).

The average annual remuneration of the members of Petrobras' Fiscal Council, in the 2022 fiscal year, was R$ 145 thousand (R$ 174 thousand, considering social charges).

114

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The Variable Compensation Program for the members of the Executive Board is subject to meeting prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of achievement of the goals and its payment is deferred in 5 years.

On December 31, 2022, the company provisioned R$14.5 referring to the Performance Award Program – PPP 2022 for members of the Executive Board.

Exemption from damage (indemnity)

The company's bylaws establish since 2002 the obligation to indemnify and keep indemned its managers, members with statutory functions and other employees and agents who legally act by delegation of the company's managers, in order to cover certain expenses due to complaints, inquiries, administrative, arbitration or judicial investigations and proceedings, in Brazil or in any other jurisdiction, which aim to impute any responsibility for regular management acts practiced exclusively in the exercise of its activities since the date of its investiture or the beginning of the contractual relationship with the company .

The first Indemnity Commitment was approved by the Board of Directors on December 18, 2018, the term of which starts from its signature, continuing until the Ordinary General Meeting of 2020. The maximum exposure established by the company (global limit for all eventual damages) was US$ 500 million.

The second Indemnity Commitment was approved by the Board of Directors on March 25, 2020, the term of which starts from its signature, continuing until the Ordinary General Meeting of 2022. The maximum exposure established by the company (global limit for all eventual damages) was US$ 300 million.

The third Indemnity Commitment was approved by the Board of Directors on March 30, 2022, the term of which starts from its signature, continuing until the Ordinary General Meeting of 2024. The maximum exposure established by the company (global limit for all eventual damages) was US$ 200 million.

The validity of the coverage provided for in the Commitment begins from the date of signature until the occurrence of the following events, whichever happens later: (i) the end of the 5th (fifth) year after the date on which the Beneficiary leaves, for for any reason, to exercise the mandate or function/position; (ii) the lapse of time necessary for the final decision of any Proceedings in which the Beneficiary is a party due to the practice of a Regular Management Act; or (iii) the expiration of the statute of limitations provided for by law for events that may generate indemnity obligations by the company, including, but not limited to, the applicable criminal statute of limitations, even if such period is applied by administrative authorities or to any time in which an indemnifiable event is verified based on an imprescriptible fact.

The Beneficiaries will not be entitled to the indemnity rights provided for in the Indemnity Commitment when, demonstrably: (i) there is coverage by the D&O insurance policy contracted by the company, as formally recognized and implemented by the insurer; (ii) there is the practice of acts outside the regular exercise of the attributions or powers of the Beneficiaries; (iii) there is the practice of an act with bad faith, deceit, serious negligence or fraud on the part of the Beneficiaries; (iv) there is the practice of an act in their own interest or that of third parties, to the detriment of the company's social interest; (v) there is an obligation to pay compensation arising from social action provided for in article 159 of Law 6,404/76 or reimbursement of damages referred to in art. 11, § 5, II of Law nº 6.385/76; (vi) other cases in which there is a manifest conflict of interest with the company.

The company will have no obligation to indemnify the Beneficiaries for loss of profits, loss of commercial opportunity, interruption of professional activity, pain and suffering or indirect damages eventually alleged by the Beneficiaries, the indemnity or reimbursement being limited to the hypotheses provided for in the Indemnity Commitment.

In the case of conviction for an intentional act or committed with gross error, final and unappealable in criminal, public civil, impropriety, popular action, action proposed by a third party, or by shareholders in favor of the company, or, still, of an unappealable administrative decision in which if it concludes by the practice of a malicious act or committed with gross error and that has not been subject to judicial suspension, the Beneficiary undertakes, regardless of any manifestation of the Independent Third Party, to reimburse the company for all amounts spent by the company within the scope of this Commitment, including all expenses and costs related to the process, refunding them within a period of up to 30 (thirty) days from the competent notification.

To avoid the configuration of conflicts of interest, notably as provided for in art. 156 of Law 6,404/76, the company will hire external professionals, who may act individually or jointly, with an unblemished, impartial and independent reputation (“Independent Third Party”), and with robust experience to analyze any claim by the Beneficiaries on the characterization of Regular Management Act or on the hypothesis of exclusions. In addition, Beneficiaries who are claiming said amounts are prohibited from participating in meetings or discussions that deal with the approval of the payment of expenses, in compliance with the provisions of art. 156, head provision of Law 6,404/76, Brazilian Corporate Law.

115

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)
36	Supplemental information on statement of cash flows
	Consolidated		Parent Company
	2022	2021	2022	2021
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	7,272	4,915	7,258	4,878
Transactions that do not involve cash
Purchase of property, plant and equipment on credit	95	−	−	1,773
Lease	35,621	37,044	35,932	39,956
Provision/(reversals) for decommissioning costs	17,135	(6,046)	17,077	(6,056)
Use of deferred tax and judicial deposit for the payment of contingency	6,343	6,362	6,278	6,353
Exports prepaid	−	−	59,122	72,128
Assets received for the assumption of participation in concessions	−	888	−	888
Remeasurement of property, plant and equipment acquired in previous periods	127	−	127	−
Earn Out of Atapu and Sépia poles	3,618	303	3,618	303

The final balance of cash and cash equivalents in the cash flow statement includes amounts related to assets held for sale, as shown below:

	Consolidated		Parent Company
	2022	2021	2022	2021
Reconciliation of the balance at the beginning of the period
Balance of cash and cash equivalents in the Statement of Financial Position	58,410	60,856	2,930	5,180
Cash and cash equivalents classified as held for sale (*)	72	74	−	−
Cash and cash equivalents in the Statement of Cash Flows – Initial Balance	58,482	60,930	2,930	5,180
Reconciliation of the balance at the end of the period
Balance of cash and cash equivalents in the Statement of Financial Position	41,723	58,410	3,627	2,930
Cash and cash equivalents classified as held for sale (*)	−	72	−	−
Cash and cash equivalents in the Statement of Cash Flows – Final Balance	41,723	58,482	3,627	2,930
(*) For more information, see note 30.
36.1	Reconciliation of depreciation with the Statement of Cash Flows
	Consolidated		Parent Company
	2022	2021	2022	2021
Property, Plant and Equipment depreciation	75,412	69,907	78,677	74,558
Intangible amortization	394	321	372	295
	75,806	70,228	79,049	74,853
Rights of use depreciation – recovery of PIS/COFINS	(686)	(459)	(753)	(714)
Depreciation, Depletion and Amortization on the Statement of Added Value	75,120	69,769	78,296	74,139
Depreciation capitalized portion	(6,918)	(6,721)	(6,919)	(6,721)
Depreciation, Depletion and Amortization on the Statement of Cash Flows	68,202	63,048	71,377	67,418

37   Subsequent events

Leniency Agreement

On January 12, 2023, Petrobras received the amount of R$ 456, recovered through a leniency agreement of the company UOP LLC – a subsidiary of Honeywell International Inc. – entered into with General Federal Inspector’s Office (CGU - Controladoria Geral da União) and the Federal Attorney General's Office (AGU – Advocacia Geral da União), instrument that is part of a global resolution that involved coordinated action with the Federal Public Ministry (MPF) and US authorities.

Receipt of the Earn Out relating to Atapu and Sépia fields

In January 2023, the company received all the payments related to the Earn Out for the year 2022, of the responsibility of the partners of the Sépia and Atapu blocks, in the amount of R$ 2,007 (US$ 384 million), which include the value of the gross-up of taxes levied on each interest, as detailed below:

• Sépia: R$ 1,347, from the companies TotalEnergies EP Brasil Ltda, Petronas Petróleo Brasil Ltda and QatarEnergy Brasil Ltda, corresponding to the interests of 28%, 21% and 21%, respectively;

• Atapu: R$660, corresponding to a 22.5% interest in TotalEnergies EP Brasil Ltda and a 25% interest in Shell Brasil Petróleo Ltda.

For more information on the transaction mentioned above, see explanatory note 24.3.

Sale of the East Albacora Field

116

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

On January 26, 2023, after fulfilling all the conditions precedent, Petrobras concluded the sale of its entire interest in Albacora Leste producing field, located in the Campos Basin, to the company Petro Rio Jaguar Petróleo Ltda. (PetroRio), a subsidiary of Petro Rio S.A.

The transaction was closed with the receipt, in cash, of R$ 8,455 (US$ 1,635 million), including adjustments provided for in the contract.

With the completion of the assignment, PetroRio assumes the status of operator of the Albacora Leste field, with a 90% interest, in partnership with Repsol Sinopec Brasil, which holds the remaining 10%.

For more information, see note 30.1.

Receipt of the Earn Out relating to Baúna field

On January 30, 2023, Petrobras received from Karoon Petróleo & Gás Ltda (“Karoon”), a subsidiary of Karoon Energy Ltd, the amount of R$430 (US$84 million, including financial restatement provided for in the contract), equivalent to contingent payment of the price of a barrel of oil for the year 2022.

This receipt is in accordance with the terms of the contract negotiated between the companies in fiscal year 2020, referring to the sale of Petrobras' entire interest to Karoon in the Baúna field (concession area BM-S-40). The other installments of said contingent payment may be received by Petrobras up to 2026, depending on the evolution of the price of a barrel of oil in future years.

Result of the judgment of the Administrative Board of Tax Appeals (CARF)

On February 1, 2023, the First Panel of the Superior Chamber of Tax Appeals (CSRF), a member of the CARF, dismissed the appeals filed by the company and decided that Corporate Income Tax and Social Contribution would be due on the income of its subsidiary abroad from the fiscal years 2011 and 2012. The decision was taken through the exercise of the casting vote of the President of the Panel, supported by Provisional Measure no. 1160/2023, after a tie between the judges. With this decision, tax debts totaling R$5.7 billion become practically final at the administrative level. Therefore, the company will adopt the appropriate measures.

The expectation of loss in this contingency is considered possible, being the object of explanatory note 18. CARF's decision does not imply provisioning in the company's financial statements.

117

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

This additional information on the company's oil and gas exploration and production activities has been prepared in accordance with FASB Coding Topic 932. Items (a) to (c) contain information on historical costs, referring to costs incurred in exploration, acquisition and development of areas, capitalized costs and results of operations. Items (d) and (e) contain information on the volume of estimated net proven reserves, the standardized measurement of discounted future net cash flows relating to proven reserves and changes in estimated discounted future net cash flows.

The company, as of December 31, 2022, maintains E&P activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The information presented regarding equity investees refers to the operations of the MP joint venture Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company (Murphy) has an 80% interest and Petrobras America Inc. (PAI) has a 20% interest, in the United States of America, North America. The company discloses its reserves in Brazil, the United States of America and Argentina. Reserves in Bolivia are not disclosed, as the Constitution of this country does not allow such disclosure. In Colombia, our activities are exploratory and, therefore, there are no associated reserves.

a) Capitalized costs relating to oil and gas producing activities

The company applies the method of successful efforts in accounting for expenses with exploration and development of oil and natural gas, according to note 26. Additionally, the accounting practices adopted for the recognition, measurement and disclosure of property, plant and equipment and intangible assets are described in the notes 23 and 24.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2022
Unproved oil and gas reserves	22,058	288	−	−	288	22,346	−
Proved oil and gas reserves	433,227	1,067	−	−	1,067	434,294	3,976
Support Equipment	363,855	3,820	−	−	3,820	367,675	−
Gross Capitalized costs	819,140	5,175	−	−	5,175	824,315	3,976
Depreciation, depletion and amortization	(275,685)	(4,011)	−	−	(4,011)	(279,696)	(1,169)
Net capitalized costs	543,455	1,164	−	−	1,164	544,619	2,807
December 31, 2021
Unproved oil and gas reserves	24,862	641	−	−	641	25,503	−
Proved oil and gas reserves	449,359	962	−	−	962	450,321	4,645
Support Equipment	379,407	4,338	−	−	4,338	383,745	−
Gross Capitalized costs	853,629	5,941	−	−	5,941	859,570	4,645
Depreciation, depletion and amortization	(288,070)	(4,090)	−	−	(4,090)	(292,160)	(1,651)
Net capitalized costs	565,559	1,851	−	−	1,851	567,410	2,994
December 31, 2020
Unproved oil and gas reserves	90,623	582	−	−	582	91,204	−
Proved oil and gas reserves	321,450	726	−	−	726	322,176	4,118
Support Equipment	380,392	3,956	−	4	3,960	384,352	−
Gross Capitalized costs	792,464	5,264	−	4	5,268	(218,233)	4,118
Depreciation, depletion and amortization	(223,501)	(3,571)	−	(4)	(3,575)	(227,076)	(1,644)
Net capitalized costs	568,963	1,693	−	−	1,693	570,656	2,474

118

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

b) Costs incurred in acquisition, exploration and development of oil and gas fields

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2022
Acquisition costs:
Proved	−	−	−	−	−	−	−
Unproved (*)	4,242	−	−	−	−	4,242	−
Exploration costs	3,655	263	−	−	263	3,918	6
Development costs	35,566	157	−	−	157	35,723	152
Total	43,463	420	−	−	420	43,883	158
December 31, 2021
Acquisition costs:
Proved	−	−	−	−	−	−	−
Unproved	−	−	−	−	−	−	−
Exploration costs	4,173	29	−	−	29	4,202	1
Development costs	32,566	235	−	−	235	32,801	200
Total	36,739	264	−	−	264	37,003	201
December 31, 2020
Acquisition costs:
Proved	1,701	−	−	−	−	1,701	−
Unproved	128	−	−	−	−	128	−
Exploration costs	4,135	53	−	−	53	4,188	−
Development costs	28,627	13	−	−	13	28,640	293
Total	34,591	66	−	−	66	34,657	293
(*) Mainly acquisition of oil exploration rights - Transfer of Rights, according to note 24.1.

c)Results of operations for oil and gas producing activities

The results of the company's operations related to oil and natural gas production activities for the years ended December 31, 2022, 2021 and 2020 are presented in the table below. The company transfers substantially all of its domestic production of crude oil and natural gas to its RTM segment in Brazil. The transfer prices calculated using the methodology adopted by the company may not be indicative of the price that the company could obtain for the product if it were sold in an unregulated spot market. In addition, prices calculated using this methodology may also not be indicative of future prices to be realized by the company. The prices adopted for natural gas are those contracted with third parties.

Production costs are the lifting costs incurred to operate and maintain productive wells and the corresponding equipment and facilities, which include costs of labor, materials, supplies, fuel consumed in operations and the cost of operating units of natural gas processing.

Exploration expenses include the costs of geological and geophysical activities and projects with no economic viability. Depreciation, depletion and amortization expenses refer to assets used in exploration and development activities. In accordance with SEC Coding Topic 932 - Extraction Activities - Oil and Natural Gas, income tax is based on nominal rates, considering allowable deductions. Financial and income expenses were not included in the following results.

119

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2022
Net operation revenues
Sales to third parties	5,933	814	−	−	814	6,747	1,404
Intersegment	394,456	1	−	−	1	394,457	−
	400,389	815	−	−	815	401,204	1,404
Production costs	(103,035)	(386)	−	−	(386)	(103,421)	(207)
Exploration expenses	(3,753)	(863)	−	−	(863)	(4,616)	−
Depreciation, depletion and amortization	(53,506)	(219)	−	−	(219)	(53,725)	(212)
Impairment of oil and gas properties	(6,350)	(11)	−	−	(11)	(6,361)	−
Other operating expenses	15,769	(5)	(39)	109	65	15,834	(115)
Results before income tax expenses	249,514	(669)	(39)	109	(599)	248,915	870
Income tax expenses	(84,549)	227	−	(16)	211	(84,338)	−
Results of operations (excluding corporate overhead and interest costs)	164,965	(442)	(39)	93	(388)	164,577	870
December 31, 2021
Net operation revenues
Sales to third parties	5,239	706	−	−	706	5,945	1,187
Intersegment	293,983	1	−	−	1	293,984	−
	299,222	707	−	−	707	299,929	1,187
Production costs	(93,834)	(359)	−	−	(359)	(94,193)	(235)
Exploration expenses	(3,718)	(13)	−	−	(13)	(3,731)	−
Depreciation, depletion and amortization	(33,306)	(251)	−	−	(251)	(33,557)	(204)
Impairment of oil and gas properties	16,375	−	−	−	−	16,375	−
Other operating expenses	5,171	52	−	(409)	(357)	4,814	(94)
Results before income tax expenses	189,910	136	−	(409)	(273)	189,637	654
Income tax expenses	(64,570)	(46)	−	139	93	(64,477)	−
Results of operations (excluding corporate overhead and interest costs)	125,340	90	−	(270)	(180)	125,160	654
December 31, 2020
Net operation revenues
Sales to third parties	3,936	556	−	−	556	4,492	743
Intersegment	169,592	1	−	−	1	169,593	−
	173,528	557	−	−	557	174,085	743
Production costs	(47,716)	(298)	−	−	(298)	(48,014)	(271)
Exploration expenses	(4,134)	(36)	−	−	(36)	(4,170)	−
Depreciation, depletion and amortization	(43,783)	(260)	−	−	(260)	(44,043)	(287)
Impairment of oil and gas properties	(34,448)	−	−	−	−	(34,448)	−
Other operating expenses	(5,500)	(10)	66	(159)	(103)	(5,603)	(792)
Results before income tax expenses	37,947	(47)	66	(159)	(140)	37,807	(607)
Income tax expenses	(12,901)	15	(22)	54	47	(12,854)	206
Results of operations (excluding corporate overhead and interest costs)	25,046	(32)	44	(105)	(93)	24,953	(401)

(*) The results of investees by equity method are included in the Consolidated.

d) Reserve information

As presented in note 4.1, proved oil and natural gas reserves are the volumes of oil and natural gas that, through analysis of geoscience and engineering data, can be estimated with reasonable certainty as being, as of a given date , economically recoverable from known reservoirs and with the economic conditions, operating techniques and existing government regulations, until the expiration of the contracts that provide for the right to operate, unless evidence provides reasonable certainty of renewal. The hydrocarbon extraction project must have started or it must be reasonably certain that the project will start within a reasonable time frame. These estimates of oil and natural gas reserves require a high level of judgment and complexity and influence different items in the Company's Financial Statements.

The net proved reserves of oil and natural gas estimated by the company and the corresponding movements for the years 2022, 2021 and 2020 are presented in the table below. Proved reserves were estimated in accordance with the Securities and Exchange Commission's (SEC) definitions of reserves.

Proven developed oil and gas reserves are proven reserves that can be recovered: (i) through existing wells, equipment and operating methods or where the cost of necessary equipment is relatively lower compared to the cost of a new well; and (ii) through extraction equipment installed and infrastructure in operation at the time of estimating reserves, if extraction is done by means that do not include a well.

In some cases, there is a need for substantial new investments in additional wells and equipment to recover these proven reserves, which are called undeveloped proven reserves.

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios.

The following tables present a summary of the annual movements in the proven oil reserves (in millions of barrels):

120

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated companies				Equity investees
Proved developed and undeveloped reserves (*)	Crude oil in Brazil	Crude oil in South America	Synthetic oil in Brazil	Total consolidated	Crude oil in North America	Crude oil in Africa	Total
Reserves in 12.31.2019	8,083	1	8	8,092	23	42	8,156
Revisions of previous estimates	269	(1)	(7)	261	−	−	261
Extensions and discoveries	35	−	−	35	−	−	35
Sales of reserves	(61)	−	−	(61)	−	(41)	(102)
Production for the year	(792)	−	(1)	(793)	(4)	(1)	(798)
Reserves in 12.31.2020	7,534	−	−	7,534	18	−	7,552
Revisions of previous estimates	1,654	2	11	1,667	1	−	1,668
Sales of reserves	(9)	−	−	(9)	−	−	(9)
Production for the year	(773)	−	(1)	(774)	(3)	−	(777)
Reserves in 12.31.2021	8,406	2	10	8,419	17	−	8,435
Revisão de estimativas anteriores	1,705	−	−	1,705	3	−	1,708
Sales of reserves (1)	(455)	−	(10)	(465)	(1)	−	(465)
Production for the year	(748)	−	(1)	(749)	(3)	−	(752)
Reserves in 12.31.2022	8,908	2	−	8,910	16	−	8,926

(1) It includes the effects of the co-participation agreements in Atapu and Sépia, as they are transactions analogous to the sale.

(*) Apparent differences in the sum of installments are the result of rounding.

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated companies				Equity method investees
Proved developed and undeveloped reserves (*)	Natural gas in Brazil	Natural gas in South America	Synthetic gas in Brazil	Total consolidated	Natural gas in North America	Natural gas in Africa	Total
Reserves in 12.31.2019	8,381	156	12	8,549	9	47	8,605
Revisions of previous estimates	(93)	(119)	(11)	(222)	−	−	(222)
Extensions and discoveries	36	−	−	36	−	−	36
Sales of reserves	(42)	−	−	(42)	−	(47)	(90)
Acquisition of reserves	−	−	−	−	−	−	−
Production for the year	(735)	(12)	(1)	(749)	(2)	−	(750)
Reserves in 12.31.2020	7,547	26	−	7,572	8	−	7,580
Revisions of previous estimates	1,615	167	19	1,802	−	−	1,802
Sales of reserves	(15)	−	−	(15)	−	−	(15)
Production for the year	(692)	(16)	(1)	(709)	(1)	−	(710)
Reserves in 12.31.2021	8,455	177	18	8,650	7	−	8,657
Revisions of previous estimates	1,667	16	−	1,682	−	−	1,682
Sales of reserves (1)	(408)	−	(17)	(425)	(1)	−	(425)
Production for the year	(626)	(20)	(1)	(647)	(1)	−	(648)
Reserves in 12.31.2022	9,088	173	−	9,261	6	−	9,267

(1)It includes the effects of the co-participation agreements in Atapu and Sépia, as they are transactions analogous to the sale.
(*) Apparent differences in the sum of installments are the result of rounding.

The natural gas production presented in these tables is the volume extracted from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosed proved gas reserves include volumes of gas consumed, which represent 37% of our total proved natural gas reserves in 2022.

The tables below summarize information on changes in proven oil and gas reserves, in millions of barrels of oil equivalent, of our consolidated and equity-invested entities for 2022, 2021 and 2020:

121

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated Companies				Equity Method Investees
Proved developed and undeveloped reserves (*)	Equivalent oil in Brazil	Equivalent oil in South America	Equivalent synthetic oil in Brasil	Total consolidated	Equivalent oil in North America	Equivalent oil in Africa	Total
Reserves in 12.31.2019	9,480	27	10	9,517	24	49	9,590
Revisions of previous estimates	253	(21)	(9)	224	−	−	224
Extensions and discoveries	41	−	−	41	−	−	41
Sale of reserves	(68)	−	−	(68)	−	(49)	(117)
Production of the year	(914)	(2)	(1)	(918)	(5)	−	(923)
Reserves in 12.31.2020	8,792	5	−	8,796	19	−	8,816
Extensions and discoveries	−	−	−	−	1	−	1
Revisions of previous estimates	1,923	30	14	1,967	2	−	1,969
Sale of reserves	(11)	−	−	(11)	−	−	(11)
Production of the year	(888)	(3)	(1)	(892)	(3)	−	(896)
Reserves in 12.31.2021	9,816	31	13	9,860	18	−	9,878
Extensions and discoveries	1,983	3	−	1,986	3	−	1,988
Sale of reserves (1)	(523)	−	(12)	(536)	(1)	−	(536)
Production of the year	(852)	(4)	(1)	(857)	(3)	−	(860)
Reserves in 12.31.2022	10,423	31	−	10,453	17	−	10,470

(1) It includes the effects of the co-participation agreements in Atapu and Sépia, as they are transactions analogous to the sale.
(*) Apparent differences in the sum of installments are the result of rounding.

In 2022, we incorporated 1,988 million boe of proven reserves from revisions to previous estimates, made up of:

(i) addition of 1,279 million boe due to new projects, mainly in the Búzios field and in other fields in the Santos and Campos Basins; and

(ii) addition of 709 million boe due to other revisions, mainly due to the good performance of the Santos Basin pre-salt layer reservoirs and the contractual extension of the Rio Urucu and Leste do Urucu fields. We had no material changes related to the variation in the price of oil.

Additions to proved reserves were partially reduced by 536 million boe, resulting from the assignment of 5% of our interest in the Transfer of Rights Surplus in Búzios and the effect of the co-participation agreements of the Transfer of Rights Surplus of Atapu and Sépia, in addition to shares of assignment of rights in mature fields.

The company's total proved reserve, in 2022, resulted in 10,470 million boe, considering the incorporations, revisions and assignments of rights described above and discounting the year's production, of 860 million boe. This production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. Production also does not consider volumes of injected gas, the production of long-term tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2021, we incorporated 1,969 million boe of proved reserves through revisions to previous estimates, comprising:

(i) addition of 1,376 million boe, mainly due to the progress in the development of the Búzios field, resulting from the acquisition of the surplus from the Assignment of Rights and the signing of the co-participation agreement, and investments in new projects to increase the recovery in other fields in the Santos and Campos Basins;

(ii) addition of 429 million boe due to economic revisions, mainly due to the price increase; and

(iii) addition of 164 million boe due to technical revisions, mainly due to the good performance of the pre-salt reservoirs in the Santos Basin.

These additions were reduced by 11 million boe due to sales of proved reserves.

122

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

The company's total proved reserves in 2021 resulted in 9,878 million boe, considering the incorporations, revisions and sales described above and discounting the production of 896 million boe. This production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, as the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. Production also does not consider injected gas volumes, the production of long-term tests in exploratory blocks and production in Bolivia since the Bolivian Constitution does not allow the disclosure of reserves.

In 2020, we incorporated 223.7 million boe of proved reserves through revisions to previous estimates, comprising:

(i) addition of 637.1 million boe due to technical revisions, mainly associated with the good performance and the longer production history of pre-salt reservoirs in the Santos Basin;

(ii) addition of 253.9 million boe due to the approval of new projects, mainly in the Santos and Campos Basins; and

(iii) decrease of 667.2 million boe due to economic revisions, mainly due to the price reduction.

We also added 40.8 million boe to our proved reserves due to discoveries and extensions in the Santos Basin pre-salt, and reduced 116.8 million boe due to sales of proved reserves.

The company's total proved reserve in 2020 resulted in 8,815.7 million boe, considering the incorporations, revisions and sales described above and discounting the production of 922.5 million boe in 2020. This production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, as the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. Production also does not consider injected gas volumes, the production of long-term tests (TLD's) in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

The following tables present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' share:

	2022
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total crude oil and gas
	(mmbbl)		(bncf)		(mmboe)
Developed proven reserves, net (*):
Consolidated companies
Brazil	4,185	−	5,447	−	5,093
South America, except Brazil (1)	1	−	91	−	16
Total consolidated companies	4,186	−	5,538	−	5,109

Equity Method Investees
North America (1)	14	−	5	−	15
Total Equity Method Investees	14	−	5	−	15
Total Consolidated and Equity Method Investees	4,200	−	5,543	−	5,124
Undeveloped proven reserves, net (*):
Consolidated companies
Brazil	4,723	−	3,641	−	5,330
South America, except Brazil (1)	1	−	82	−	14
Total consolidated companies	4,724	−	3,723	−	5,345

Equity Method Investees
North America (1)	2	−	1	−	2
Total Equity Method Investees	2	−	1	−	2
Total Consolidated and Equity Method Investees	4,726	−	3,724	−	5,347
Total proved reserves (developed and undeveloped)	8,926	−	9,267	−	10,470
(1) South American oil reserves include 24% natural gas liquid in developed reserves and 24% in undeveloped reserves. North American oil reserves include 2% liquid natural gas in developed reserves and 4% in undeveloped reserves.
(*) Apparent differences in sums are due to rounding.

	2021

123

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total crude oil and gas
	(mmbbl)		(bncf)		(mmboe)
Developed proven reserves, net (*):
Consolidated companies
Brazil	4,711	10	5,591	18	5,656
South America, except Brazil (1)	1	−	79	−	14
Total consolidated companies	4,712	10	5,669	18	5,670

Equity Method Investees
North America (1)	15	−	6	−	16
Total Equity Method Investees	15		6		16
Total Consolidated and Equity Method Investees	4,727	10	5,675	18	5,686
Undeveloped proven reserves, net (*):
Consolidated companies
Brazil	3,695	−	2,865	−	4,173
South America, except Brazil (1)	1	−	98	−	17
Total consolidated companies	3,696		2,963	−	4,190

Equity Method Investees
North America (1)	2	−	1	−	2
Total Equity Method Investees	2		1	−	2
Total Consolidated and Equity Method Investees	3,698		2,964	−	4,192
Total proved reserves (developed and undeveloped)	8,425	10	8,639	18	9,878

(1) Oil reserves in South America include volumes of natural gas liquid, representing 24% in developed reserves and 24% in undeveloped reserves. The North American oil reserves include natural gas liquid volumes, representing 2% in developed reserves and 3% in undeveloped reserves.
(*) Apparent differences in sums are due to rounding.

	2020
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total crude oil and gas
	(mmbbl)		(bncf)		(mmboe)
Developed proven reserves, net (*):
Consolidated companies
Brazil	4,858	−	5,714	−	5,810
South America, except Brazil (1)	−	−	26	−	5
Total consolidated companies	4,858	−	5,740	−	5,814

Equity Method Investees
North America (1)	17	−	7	−	18
Total Equity Method Investees	17	−	7	−	18
Total Consolidated and Equity Method Investees	4,875	−	5,747	−	5,833

Undeveloped proven reserves, net (*):
Consolidated companies
Brazil	2,676	−	1,833	−	2,982
South America, except Brazil (1)	−	−	−	−	−
Total consolidated companies	2,676	−	1,833	−	2,982

Equity Method Investees
North America (1)	1	−	1	−	1
Total Equity Method Investees	1	−	1	−	1
Total Consolidated and Equity Method Investees	2,678	−	1,833	−	2,983
Total proved reserves (developed and undeveloped)	7,552	−	7,580	−	8,816
(1) Oil reserves in South America include volumes of natural gas liquid, representing 21% of developed reserves. The North American oil reserves include natural gas liquid volumes, representing 6% in developed reserves and 5% in undeveloped reserves.
(*) Apparent differences in sums are due to rounding.

124

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

e) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measurement of discounted future net cash flows, referring to the previously mentioned proved reserves of oil and natural gas, is made in accordance with SEC Coding Topic 932 – Extraction Activities – Oil and Natural Gas.

Estimates of future cash inflows from production are calculated by applying the average price during the 12-month period prior to the closing date, determined as an unweighted arithmetic average of the first price of each month within that period, unless are defined by contractual agreements, excluding indexers based on future conditions. Changes in future prices are limited to the changes foreseen in contracts existing at the end of each year. Future development and production costs correspond to the estimated future expenditures necessary to develop and extract the estimated proved reserves at the end of the year, including abandonment costs, based on cost indications at the end of the year, assuming the continuity of economic conditions at the end of the year. The estimate of future income tax is calculated using the official rates in effect at the end of the year. In Brazil, together with income tax, future social contributions are included. Amounts presented as future income tax expenses include allowable deductions, to which official tax rates apply. Net discounted future cash flows are calculated using 10% discount factors applied mid-year. This discounted future cash flow requires estimates of when future expenditures will be incurred and when reserves will be extracted, year by year.

The assessment determined by SEC Coding Topic 932 requires the adoption of assumptions regarding the timing of occurrence and the amount of future development and production costs. The calculations are made on December 31 of each year and should not be used as an indication of Petrobras' future cash flows or the value of its oil and natural gas reserves.

Information regarding the standardized measurement of discounted future net cash flows is originally presented in US dollars on Form 20-F of the SEC and has been translated into Brazilian reais for presentation in these financial statements. Thus, to maintain consistency with the criteria used to measure the estimates of future cash inflows, as described above, the exchange rate used for conversion in each of the periods derives from the average quotation of the US dollar during the period of 12 months prior to the closing date, determined as an unweighted arithmetic average of the quote on the first day of each month within that period. Exchange variations resulting from this translation are shown as cumulative translation adjustment in the flow movement tables, as follows.

125

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	Brazil		Total	Equity Method Investees
		South America
December 31, 2022
Future cash inflows	5,068,475	4,311	5,072,786	8,146
Future production costs	(2,058,944)	(1,837)	(2,060,781)	(1,407)
Future development costs	(322,232)	(660)	(322,892)	(110)
Future income tax expenses	(919,144)	(453)	(919,597)	−
Undiscounted future net cash flows	1,768,155	1,360	1,769,515	6,630
10 percent midyear annual discount for timing of estimated cash flows (1)	(782,186)	(636)	(782,822)	(2,065)
Standardized measure of discounted future net cash flows	985,969	724	986,693	4,565

December 31, 2021
Future cash inflows	3,291,524	3,154	3,294,678	6,061
Future production costs	(1,418,582)	(1,401)	(1,419,983)	(1,765)
Future development costs	(236,435)	(573)	(237,008)	(148)
Future income tax expenses	(561,549)	(326)	(561,875)	−
Undiscounted future net cash flows	1,074,958	854	1,075,812	4,148
10 percent midyear annual discount for timing of estimated cash flows (1)	(458,566)	(376)	(458,942)	(1,626)
Standardized measure of discounted future net cash flows	616,392	478	616,870	2,523

December 31, 2020
Future cash inflows	1,710,895	353	1,711,248	3,426
Future production costs	(937,130)	(261)	(937,391)	(2,385)
Future development costs	(160,363)	(84)	(160,447)	(248)
Future income tax expenses	(240,591)	−	(240,591)	(406)
Undiscounted future net cash flows	372,811	8	372,819	387
10 percent midyear annual discount for timing of estimated cash flows (1)	(136,761)	(1)	(136,762)	(6)
Standardized measure of discounted future net cash flows	236,050	8	236,058	380
(1) Semiannual capitalization

Changes in discounted net future cash flows:

126

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated			Equity Method Investees
	Brazil	South America	Total
Balance at January 1, 2022	616,392	478	616,870	2,523
Sales and transfers of oil and gas, net of production cost	(279,162)	(318)	(279,480)	(1,208)
Development cost incurred	35,566	158	35,723	152
Net change due to purchases and sales of minerals in place	(87,735)	−	(87,735)	−
Net change due to extensions, discoveries and improved recovery, less related costs	−	−	−	50
Revisions of previous quantity estimates	332,473	89	332,562	420
Net change in prices, transfer prices and in production costs	666,963	630	667,593	1,799
Changes in estimated future development costs	(120,127)	(201)	(120,328)	(22)
Accretion of discount	61,639	70	61,709	478
Net change in income taxes	(212,139)	(86)	(212,225)	−
Other – unspecified	−	(76)	(76)	476
Cumulative translation adjustments	(27,901)	(19)	(27,920)	(103)
Balance at December 31, 2022	985,969	724	986,693	4,565

Balance at January 1, 2021	236,050	8	236,058	380
Sales and transfers of oil and gas, net of production cost	(205,417)	(231)	(205,648)	(949)
Development cost incurred	32,566	235	32,800	200
Net change due to purchases and sales of minerals in place	(1,323)	−	(1,323)	−
Net change due to extensions, discoveries and improved recovery, less related costs	−	−	−	54
Revisions of previous quantity estimates	221,312	1,098	222,410	159
Net change in prices, transfer prices and in production costs	581,419	311	581,730	2,153
Changes in estimated future development costs	(106,868)	(639)	(107,507)	18
Accretion of discount	23,605	1	23,606	266
Net change in income taxes	(177,694)	(255)	(177,949)	258
Other – unspecified		(50)	(50)	(35)
Cumulative translation adjustments	12,742	−	12,742	18
Balance at December 31, 2021	616,392	478	616,870	2,523

Balance at January 1, 2020	346,836	271	347,107	5,556
Sales and transfers of oil and gas, net of production cost	(125,812)	(72)	(125,884)	(483)
Development cost incurred	28,627	13	28,640	293
Net change due to purchases and sales of minerals in place	(4,346)	−	(4,346)	(5,373)
Net change due to extensions, discoveries and improved recovery, less related costs	2,614	−	2,614	−
Revisions of previous quantity estimates	16,225	(181)	16,044	(51)
Net change in prices, transfer prices and in production costs	(280,348)	(743)	(281,091)	(1,927)
Changes in estimated future development costs	(24,211)	500	(23,711)	345
Accretion of discount	34,684	48	34,731	59
Net change in income taxes	127,263	124	127,387	262
Other – unspecified	−	(36)	(36)	8
Cumulative translation adjustments	114,518	83	114,601	1,691
Balance at December 31, 2020	236,050	8	236,058	380

Apparent differences in the sum of portions of net discounted future cash flows are the result of rounding.

127

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Climate change (unaudited)

The Company considered the impacts related to its climate goals and climate risks in its Strategic Plan (PE). The assumptions and projections of the Plan baseline scenario are used for certain accounting estimates, including the value in use used in asset impairment tests (note 4.2).

a)Climate goals

In 2021, the Company assumed the ambition to neutralize emissions in activities under its control (Scopes 1 and 2) and influence partners to achieve the same ambition in non-operated assets, within a period compatible with the Paris Agreement (net zero ambitions). However, the Company recognizes that there are relevant technological gaps for achieving its net zero ambitions.

The main goal of the Paris Agreement is to strengthen the global response to the threat of climate change by keeping the global temperature rise this century below 2°C compared to pre-industrial levels and by striving to limit the temperature rise to 1.5 °C.

The Company's net zero ambition adds to the portfolio of sustainability commitments with a horizon of 2025 and 2030, where 6 commitments are related to the mitigation of greenhouse gases (GHG):

·	Reduction of absolute operating emissions by 30% until 2030 (compared to 2015);
·	Zero routine flaring by 2030, as per the World Bank's Zero Routine Flaring initiative;
·	Reinjection of 80 MM ton CO₂ by 2025 in CCUS (Carbon Capture, Usage and Storage) projects;
·	Greenhouse Gas (GHG) intensity in the E&P segment: achieve portfolio intensity of 15 kgCO2e/boe by 2025, maintained at 15 kgCO2e/boe by 2030;
·	GHG intensity in the Refining segment: Achieve an intensity of 36 kgCO2e/CWT by 2025 and 30 kgCO2e/CWT by 2030; and
·	Consolidation of the 55% reduction (compared to 2015) in the intensity of methane emissions in the upstream segment by 2025, reaching 0.29 t CH4/thousand tHC.

The above commitments do not constitute guarantees of future performance by the company and are subject to assumptions that may not materialize and to risks and uncertainties that are difficult to foresee.

The company's commitments to reduce GHG emissions, as well as the ambition to reach zero net operating GHG emissions (scopes 1 and 2) by 2050 were considered in the preparation of Strategic Plan 2023-2027, approved by the company's Board of Directors, plan updated every year.

b)Climate risks

Risk of transition to a low-carbon economy

The risk of the transition to a low-carbon economy is mainly reflected in the price of Brent, demand for products and the price of carbon.

The Baseline scenario of the Strategic Plan contemplates climate and environmental policies that are in line with the goals already announced, in their most general aspects. In such a scenario, there is greater concern with mobility and air quality in large urban centers. More direct solutions for the energy transition, driven by large cities and driven by population pressure, characterize this scenario. The global energy matrix has undergone important changes, especially with regard to the participation of coal and renewable sources. The result of this scenario is a more diversified energy matrix, with growth in the share of renewables and commodity prices in line with what has been observed historically.

128

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

In this context, the Base scenario considers an oil price range ranging from an average of US$ 85/bbl in 2023 and reaching US$ 55/bbl from 2030 onwards, that is, price expectations similar to the Announced Pledges scenario (APS) by the International Energy Agency, which is aligned with a 50% probability of keeping the temperature increase below 1.7°C by 2100. The APS scenario assumes that all aspirational targets announced by governments are met on time and in full, including its long-term net zero and energy access targets.

The valuation of the portfolio in the Base scenario of the Company used for approval of the Strategic Plan is carried out without the incidence of the carbon price. Despite the publication of Decree No. 11,075/2022, the definition of the instrument to be adopted in Brazil is still being discussed by the federal legislature (PL 412-2022), and the regulated sectors and segments will still be defined within the scope of the national executive power. Thus, at the moment, there are uncertainties regarding the functioning of a future carbon market in Brazil, due to the lack of sufficient and reliable information about the future intentions of regulators that allow considering the impact of the price of carbon in the valuation of the Company’s portfolio for accounting estimates purposes. More than 97% of the Company's operational GHG emissions occur in Brazilian territory.

When simulating the net present value of the Company’s portfolio in the Baseline scenario, through sensitivity to the Brent price and the carbon price constant in the APS scenario of the International Energy Agency, it was verified that there would be a total positive impact of 23% when compared to the value calculated based on the internal assumptions detailed above.

The simulation considers the impact of the Brent price in the APS scenario only on the E&P segment and the maintenance of margins in the other segments. As for the effect of the carbon price in the simulation, the carbon price of the APS scenario was adopted, applied based on assumptions referenced in international carbon markets in operation, since there are still uncertainties regarding the functioning of a future carbon market in Brazil. In the APS scenario, a carbon price range of US$ 40/bbl in 2030 is considered, going to US$ 110/bbl in 2040 and reaching US$ 160/bbl from 2050 onwards.

Physical Risks

The company identifies and monitors the physical parameters considered potentially more susceptible to alterations that may cause changes in standards in the operating conditions of its assets, such as availability of water to refineries and thermoelectric plants, and patterns of waves, wind and ocean currents to platforms.

For environmental variables in the oceanic region, we currently have technological partners to simulate atmospheric conditions, ocean circulation and future waves under the effect of climate projections in the Santos, Campos and Espírito Santo Basins, which concentrate approximately 90% of current production of the company. For the studied offshore meteoceanographic variables, in general, over the useful life of the Company’s assets, the magnitude of the impacts is within the safety parameters already considered in its projects.

The operating conditions of the assets affect certain accounting estimates of the Company.

129

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Social Balance (unaudited)

	Consolidated
1- Calculation basis	2022			2021
Consolidated sales revenues (SR)			641,256			452,668
Net income before taxes (OI)			274,998			151,575
Consolidated gross payroll (GP) (i)			34,169			32,972

		% of			% of
2- Internal Social Indicators	Amount	GP	SR	Amount	GP	SR
Meal and food	1,567	4.59	0.24	1,263	3.83	0.28
Compulsory payroll charges	4,888	14.31	0.76	4,524	13.72	1.00
Private pension plan	10,471	30.64	1.63	11,164	33.86	2.47
Maternity and paternity leave	18	0.05	−	16	0.05	−
Health care	2,313	6.77	0.36	2,009	6.09	0.44
Safety and health at work	146	0.43	0.02	163	0.49	0.04
Education	341	1.00	0.05	271	0.82	0.06
Culture	8	0.02	−	8	0.02	−
Professional training and development	217	0.64	0.03	44	0.13	0.01
Day care or childcare	32	0.09	−	21	0.06	−
Profit sharing and Variable compensation program	3,533	10.34	0.55	3,227	9.79	0.71
Benefits provided to full-time employees that are not offered to temporary or part-time employees (I)	279	0.82	0.04	128	0.39	0.03
Others	1	−	−	3	0.01	−
Total – Internal social indicators	23,814	69.69	3.71	22,841	69.23	5.04

		% of			% of
3- External Social Indicators	Amount	OI	SR	Amount	OI	SR
Volunteer socio-environmental projects	121	0.04	0.01	88	0.06	0.02
- Education (II)	51	0.02	0.01	40	0.03	0.01
- Sustainable Economic Development	13	−	−	5	−	−
- Ocean	25	0.01	−	23	0.02	0.01
- Forests (III)	32	0.01	−	19	0.01	−
- Others	−	−	−	1	−	−
Compulsory socio-environmental programs and projects (conditions)	462	0.17	0.07	329	0.22	0.07
- Environmental monitoring in licensing processes (IV)	348	0.13	0.05	221	0.15	0.05
- Mitigation and compensation of socioeconomic impacts (IV)	114	0.04	0.02	108	0.07	0.02
Sponsorships	49	0.02	−	50	0.03	0.01
- Culture (V)	28	0.01	−	37	0.02	0.01
- Sports	4	−	−	1	−	−
- Business, Science and Technology (VI)	17	0.01	−	12	0.01	−
Donations	272	0.10	0.04	101	0.07	0.02
- Energy and food (VII)	263	0.10	0.04	67	0.04	0.01
- Emergency situations (VIII)	9	−	−	−	−	−
- Others (IX)	−	−	−	34	0.02	0.01
Total investments for society	904	0.33	0.12	567	0.38	0.05
Taxes (excluding social charges)	216,507	78.73	33.76	161,648	106.65	35.71
Total – External Social Indicators	217,411	79.06	33.88	162,215	107.03	35.76

		% of			% of
4- Environmental Indicators	Amount	OI	SR	Amount	OI	SR
Investments related to the production/operation of the company	4,186	1.52	0.65	3,820	2.52	0.84
Regarding the establishment of “annual goals” to minimize waste, consumption in general in production/operation and increase efficiency in the use of natural resources, the company:	( ) does not have goals ( ) attains from 0 to 50% ( ) attains from 51 to 75% (X) attains from 76 to 100%			( ) does not have goals ( ) attains from 0 to 50% ( ) attains from 51 to 75% (X) attains from 76 to 100%
	2022			2021
Intensity of GHG Emissions in E&P (IGEE) - kgCO2e/boe (X)			15.0			15.7
Intensity of GHG Emissions in Refining (IGEE) - kgCO2e/CWT (X)			37.9			39.7
Leaked Volume of Oil and Oil Products - m3 (XI)			218.33			11.60
Investments and expenses with the preservation and/or recovery of degraded environments (IV)			7			7
Investments and maintenance costs in operational processes to improve the environment (IV)			3			3

130

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
5 - Indicators for the staff	2022			2021
Nº of employees at the end of the year			45,149			45,532
Nº of hired people during the year			857			248
Number of dismissals during the year			1,144			3,456
Nº of contracted employees (outsourcing) (XII)			105,397			99,126
Nº of student trainees			125			161
Nº of employees older than 45			17,843			16,787
Nº of women that work in the Company (XIII)			7,670			7,692
% of leadership positions held by women (XIII)			19.4%			19.3%
Nº of black people that work in the Company (XIV)			13,937			13,914
% of leadership positions held by Negroes (XIV)			21.9%			21.3%
Nº of handicapped workers			537			404
Ratio Between the Compensation of Women and Men (XV)			0.97			0.96
Average number of training hours per year per employee			56.9			63.34
Percentage of employees who regularly receive performance and career development reviews (XVI)			99.8%			99.6%
Anti-Corruption Policy Training (XVII)			11			9

6 - Significant information with respect to the exercise of corporate citizenship	2022			Goals 2023
Ratio between the Company’s highest and lowest compensation (XVIII)			30.90			-
Total number of work accidents (XIX)			244			248
The social and environmental projects developed by the Company were defined by: (XX)	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by: (XXI)	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company (XXII):	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include (XXIII):	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes (XXIV):	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company (XXV):	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) are required
With respect to the participation of employees in voluntary work programs, the Company (XXVI):	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total value added to distribute:	In 2022:		484,050	In 2021:		403,106
Distribution of added value:	46% government 6% employees 37% shareholders 8% third parties 3% retained			46% government 8% employees 25%shareholders 19% third parties 2% retained

131

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

7 – Other information

(i) Consisting of salaries, benefits, Social Security and other employee benefits.

I. Petrobras Parent Company makes no distinction between the benefits offered to employees who work full time and employees who choose to reduce working hours with a proportional reduction in remuneration. The amount presented here refers to employees of the companies Transpetro, Termobahia, Petrobras America INC., Petrobras Bolivia S.A., Petrobras Global Trading B.V., Petrobras de Valores Internacional de España S.L. - Branch Colombia, Petrobras International Braspetro B.V. – Branch Colombia, Petrobras Colombia Combustibles S.A.

II. Of the 2022 amount, 47% corresponds to resources via the incentive law.

III. This amount includes a contribution of R$ 10 to the Floresta Viva Initiative (matchfunding with BNDES).

IV. The value of 2021 corresponds to the parent company only.

V. Of the 2022 amount, 84% corresponds to resources via the incentive law.

VI. Of the 2022 amount, 3% corresponds to resources via the incentive law.

VII. Donation of food baskets and financial donations for food and LPG assistance to families in socially vulnerable situations.

VIII. Financial donation for emergency actions to assist people in a situation of social vulnerability, caused or aggravated by the floods that occurred in the states of Bahia, Minas Gerais and Pernambuco, and in the municipality of Petrópolis (RJ).

IX. Donation of oxygen cylinders to combat Covid.

X. The performance results in emissions in 2022 will still be verified by a third party, therefore, variations may occur, and no significant changes are expected. The kg CO2e/boe indicator considers gross oil and gas production (“wellhead”) in its denominator. The kg CO2e/CWT indicator was developed by Solomon Associates specifically for the refining industry in Europe and has been adopted by the EU Emissions Trading System (EU ETS) and CONCAWE (association of European refining and distribution of oil and gas). The CWT (Complexity Weighted Tonne) of a refinery considers the potential emission of greenhouse gases (GHG), equivalent to distillation, for each process unit. Thus, it is possible to compare emissions from refineries of different sizes and complexities. IGEE-E&P covers oil and gas exploration and production activities with operational control. IGEE-Refining covers refining activities with operational control.

XI. Sum of the volumes of oil spills (or derivatives) that were individually greater than 1 barrel and that reached water bodies or unsealed soil. The volumetric criterion (>1 barrel) is used in the corporate indicator Leaked Volume of Oil and Derivatives and is in line with the ANP Manual (National Agency for Petroleum, Natural Gas and Biofuels) for reporting incidents related to E&P activities. Leaks caused by clandestine oil derivations were not accounted for.

XII. Employees of contracted companies registered in the Service Provider Data Management System with activities classified as internal at Petrobras facilities or in areas under the Company's responsibility.

XIII. Number corresponds to female employees, not including employees of contracted companies who work for the Company.

XIV. Number corresponds to black employees, not including employees of contracted companies who work in the Company's facilities. The scope of this information is Petrobras Parent Company, subsidiaries in Brazil and subsidiaries abroad PETROBRAS NETHERLANDS B.V., PETROBRAS AMERICA INC., PETROBRAS SINGAPORE PRIVATE LIMITED, PETROBRAS OPERACIONES S.A., PETROBRAS OIL & GAS B.V. - TURKEY BRANCH, PETROBRAS INTERNATIONAL BRASPETRO B.V. Due to cultural issues in some countries, this information cannot be obtained and consolidated for all companies abroad.

XV. Weighted average between the ratio of remuneration of women and men in 2022 for each company and its respective workforce. In accordance with Guideline 7 of our Human Resources Policy and item 4.2.a of our Code of Ethical Conduct, Petrobras' Career and Compensation Plan (PCR) makes no gender distinction in the remuneration of men and women who occupy the same position or function, and who are at the same salary level and under the same working conditions (work regime – administrative, shift or on notice). However, the predominance of men in special work regimes (shift and on call) in the oil and gas industry means that, in general, within a non-equivalent analysis of positions/functions/salary level/work regime, there is a small difference wage.

XVI. Weighted average between the ratio of employees with performance evaluation of each company and their respective headcount.

XVII. The scope of this information is Petrobras Parent Company, Transpetro, TRANSPORTADORA BRASILEIRA GASODUTO BOLIVIA - BRASIL S.A., PETROBRAS INTERNATIONAL BRASPETRO B.V. - SUCURSAL COLOMBIA and PETROBRAS COLOMBIA COMBUSTIBLES S.A.

XVIII. Weighted average between the ratio of the highest and lowest compensation of each company and its respective workforce, not including employees of contracted companies who work for the Company.

XIX. Total number of casualties excluding casualties with injuries related to first aid. The number presented for 2023 was estimated based on the Alert Limit (LA) established for the indicator TAR (Rate of Recordable Accidents per million man-hours) and on the HHER (Man-Hour of Exposure to Risk) projected for the year and it is below the industry benchmark. For clarity, the term “Alert Threshold” is used in place of “target” for safety indicators. There is no specific alert limit for “accidents”, but for “injured people”.

XX. In the case of Petronect, the decision was up to management.

XXI. In the case of TBG, the standards are/will be defined by all + Cipa.

XXII. The scope of this information is Petrobras Controladora and Subsidiaries in Brazil. Petrobras respects freedom of association and recognizes the effective right to collective bargaining. We follow the conventions of the International Labor Organization (ILO), ratified by Brazil, and we are, since 2003, signatories of the United Nations Global Agreement, whose principle 3 provides for the effective recognition of the right to collective bargaining. Our Human Resources Policy, approved by the Board of Directors, provides for the implementation of sustainable agreements built through dialogue, ethics and transparency. In addition, our Code of Ethical Conduct establishes the right to free union association. Investee companies abroad follow the local legislation of the countries where they operate, and the companies PETROBRAS BOLIVIA S.A., PETROBRAS DE VALORES INTERNACIONAL DE ESPAÑA S.L. - BRANCH COLOMBIA, PETROBRAS INTERNATIONAL BRASPETRO B.V. - BRANCH COLOMBIA, PETROBRAS COLOMBIA COMBUSTIBLES S.A. follow ILO standards.

XXIII. The scope of this information is Petrobras Parent Company, subsidiaries in Brazil and abroad, except PETROBRAS OPERACIONES S.A. which considers only direction.

XXIV. The Profit Sharing Program (PLR) does not cover employees who hold managerial positions. These employees participate in another variable compensation program called the Performance Award (PPP). The scope of this information is Petrobras Parent Company, subsidiaries in Brazil and subsidiaries abroad PETROBRAS AMERICA INC., PETROBRAS BOLIVIA S.A., PETROBRAS SINGAPORE PRIVATE LIMITED and PETROBRAS GLOBAL TRADING B.V. The other companies abroad follow local legislation, adopting profit sharing only for the management: TRANSPETRO INTERNATIONAL B.V. and PETROBRAS OPERACIONES S.A. and for directors and managers at PETROBRAS NETHERLANDS B.V.

XXV. In the case of Petronect the standards are/will be suggested.

XXVI. Parent company data, Transpetro, Transbel, TIBV, PEB and Petronect. The other companies support/will support or do not get involved/won't get involved.

132

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Additional information of general public concern – Law 13,303/16 (unaudited)

In compliance with the requirements for disclosing data on activities that, in compliance with the requirements of article 3 of Petrobras' Bylaws, are related to the achievement of public interest purposes under conditions different from those of any other private sector company operating in the same market, we summarize below the commitments in force in 2022:

I – Priority Thermoelectric Program – (Programa Prioritário de Termeletricidade- PPT)

The company has a portfolio of gas commercialization contracts that contain contracts that are within the scope of the Thermoelectric Priority Program, established by Decree No. 3,371, of February 24, 2000, which aimed at the implementation of thermoelectric plants. The plants that are part of this Program, as long as they started effective commercial operation by December 31, 2004, are entitled to the supply of natural gas by Petrobras for a period of up to 20 years, counted from the beginning of commercial operation, with a price pre-established and readjusted by American inflation.

The supply of gas to the plants under the PPT generated, in 2022, revenues of approximately R$ 1,029 and costs of R$ 1,269 (includes gas cost and infrastructure and transportation expenses), a result supplied by the company’s budget.

II– National Program for Rationalization of the Use of Oil and Natural Gas Products (Programa Nacional de Racionalização do Uso dos Derivados do Petróleo e do Gás Natural – CONPET)

The Program, established through the Decree of July 18, 1991, aims to promote the development of an anti-waste culture in the use of non-renewable natural resources. Petrobras also participates in the Brazilian Vehicle Labeling Program (PBEV), in partnership with the National Institute of Metrology, Quality and Technology (INMETRO), which aims to encourage the production and use of gas appliances and more efficient vehicles. In 2022, the costs associated with CONPET, borne by the company's budget, amounted to approximately R$ 417 thousand.

133

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS PETROBRAS Financial Statements as of December 31, 2022

BOARD OF DIRECTORS

GILENO GURJÃO BARRETO
CHAIRMAN

EDISON ANTONIO COSTA BRITTO GARCIA	FRANCISCO PETROS	IÊDA APARECIDA DE MOURA CAGNI
MEMBER	MEMBER	MEMBER

JEAN PAUL TERRA PRATES	JONATHAS ASSUNÇÃO SALVADOR NERY DE CASTRO	JOSÉ JOÃO ABDALLA FILHO
MEMBER	MEMBER	MEMBER

MARCELO GASPARINO DA SILVA	MARCELO MESQUITA DE SIQUEIRA FILHO	RICARDO SORIANO DE ALENCAR
MEMBER	MEMBER	MEMBER
ROSANGELA BUZANELLI TORRES MEMBER

EXECUTIVE BOARD

JEAN PAUL TERRA PRATES
CHIEF EXECUTIVE OFFICER (President)

CLÁUDIO ROGÉRIO LINASSI MASTELLA	FERNANDO ASSUMPÇÃO BORGES	JOÃO HENRIQUE RITTERSHAUSSEN
CHIEF COMMERCIALIZATION AND LOGISTICS OFFICER	CHIEF EXPLORATION AND PRODUCTION EXECUTIVE OFFICER	CHIEF PRODUCTION DEVELOPMENT EXECUTIVE OFFICER

PAULO PALAIA	RAFAEL CHAVES SANTOS	RODRIGO ARAUJO ALVES
CHIEF DIGITAL TRANSFORMATION AND INNOVATION EXECUTIVE OFFICER	CHIEF INSTITUTIONAL RELATIONS AND SUSTAINABILITY EXECUTIVE OFFICER	CHIEF FINANCIAL AND INVESTOR RELATIONS EXECUTIVE OFFICER

RODRIGO COSTA LIMA E SILVA		SALVADOR DAHAN
CHIEF REFINING AND NATURAL GAS EXECUTIVE OFFICER		CHIEF GOVERNANCE AND COMPLIANCE EXECUTIVE OFFICER
EDMILSON NASCIMENTO DAS NEVES CHIEF ACCOUNTING OFFICER (CAO) CRC-RJ-089819/O-8

134

STATEMENT OF DIRECTORS ON FINANCIAL STATEMENTS AND AUDITORS’ REPORT PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the president and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ under No. 33.000.167/0001-01, declare that the financial statements were prepared in accordance with the law or the by-laws and that:

(i) reviewed, discussed and agree with Petrobras' financial statements for the social year ended December 31, 2022;

(ii) reviewed, discussed and agree with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding Petrobras' financial statements for the social year ended December 31, 2022.

Rio de Janeiro, March 1st, 2023.

Jean Paul Terra Prates	Rafael Chaves Santos
Chief Executive Officer	Chief Institutional Relations and Sustainability Executive Officer

Cláudio Rogério Linassi Mastella	Rodrigo Araujo Alves

Chief Commercialization and Logistics Executive Officer	Chief Financial and Investor Relations Executive Officer

Fernando Assumpção Borges	Rodrigo Costa Lima e Silva

Chief Exploration and Production Executive Officer	Chief Refining and Natural Gas Executive Officer

João Henrique Rittershaussen	Salvador Dahan
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Paulo Palaia
Chief Digital Transformation and Innovation Executive Officer

135

KPMG Auditores Independentes Ltda.
Rua do Passeio, 38 - Setor 2 - 17º andar - Centro
20021-290 - Rio de Janeiro/RJ - Brasil
Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil
Telefone +55 (21) 2207-9400
kpmg.com.br

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards –(IFRS) issued by International Accounting Standards Board – IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro – RJ

Opinion

We have audited the individual and consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("Company") referred to as parent company and consolidated financial statements, respectively, which comprise the statement of financial position as at December 31, 2022, and the statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Petróleo Brasileiro S.A. - Petrobras S.A., as at December 31, 2022, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with the *accounting practices adopted in Brazil* and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditors Responsibilities for the Audit of the Individual and Consolidated Financial Statements* section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountants Professional Code of Ethics ("Código de Ética Profissional do Contador") and in the professional standards issued by the Brazilian Federal Accounting Council ("Conselho Federal de Contabilidade"), and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

136

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion on those individual and consolidated financial statements, and, therefore, we do not express a separate opinion on these matters.

1 - Assessment of the measurement of the actuarial obligation of the defined benefit pension and health care plans

According to note 17.3 of the individual and consolidated financial statements.

Key audit matter	How the matter was addressed in our audit
The Company sponsors defined benefit pension and health care plans that provide supplementary post retirement benefits and medical care to its employees. The measurement of the actuarial obligation of the pension and health plans is dependent, in part, of certain actuarial assumptions. These assumptions include the discount rate and projected medical and hospital costs. The Company hires external actuary to assist in the process of assessing the actuarial assumptions and valuing the actuarial obligation under its pension and health care plans. We considered the measurement of the actuarial obligations for the pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the impact that changes on these assumptions could have on the actuarial obligations of the pension and health care plans.	Our audit procedures included, but were not limited to: – Tests of design and effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates assumptions and projected medical and hospital costs; – Assessment of the scope, competency, and objectivity of the external actuary hired to assist in estimate definition the actuarial obligations for the pension and health care plans, including the nature and scope of the work performed, their professional qualification and experience; and – Assessment, with the support of our actuarial specialists, of the assumptions such as discount rates and projected medical and hospital costs, including comparing them to external sources. During the course of our audit procedures, were identified unrecorded adjustments that affect the measurement and disclosure of the actuarial obligation of the defined benefit pension, which were not corrected by management, since they were considered to be immaterial. According to the evidence obtained from performing the procedures described above, we considered that the measurement of the actuarial liability of the defined benefit pension and health care plans is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2022.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

137

2 - Evaluation of the impairment testing of exploration and production cash generating units

According to notes 4.2(b) and 25 of the individual and consolidated financial statements.

Key audit matter	How the matter was addressed in our audit
The Company identifies its cash generating units ("CGUs"), estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to the carrying amount of these CGUs. The cash flow projections used to determine the recoverable amount depend on certain future assumptions such as: Brent oil price, exchange rate (Brazilian Real/US Dollar), capitalizing expenditures ("CAPEX"), operating expenditures ("OPEX"), and volume and timing estimes of recovery of the oil and gas reserves. The recoverable amount is also sensitive to changes in the discount rate used in the cash flow. The definition of exploration and production segment CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, may result in redefinition through aggregations or segregations of the exploration and production areas into CGUs. We considered the impairment testing of exploration and production cash generating units as a key audit matter due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and the impact that changes in future assumptions could have on the estimate of the recoverable amount.	Our audit procedures included, but were not limited to: – Tests of design and effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs, and of the key assumptions used to estimate the recoverable amount; – Assessment of the operational factors considered by the Company for changes in exploration and production CGUs during the year, and compared them to information obtained from internal and external sources; – Assessment of the determination of recovery of oil and gas reserves estimates internally prepared, by comparing it with volumes certified by external reservoirs specialists hired by the Company, and, for a sampling selection of CGUs, with historical data on production; – Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the estimate of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, this included assessing the nature and scope of the work performed, and their professional qualifications and experience; – Assessment, for a sampling selection of CGUs, of the CAPEX and OPEX used on the cash flows projection by comparing to the same business plan approved by the Company, and its long-term budgets; – Assessment of Company's ability to project cash flows by comparing the estimated cash flows with actual Company´s cash flows for the year ended December 31, 2022 for a selection of CGUs; and – Assessment, with the support of our valuation specialists, of the key assumptions used in the impairment test, such as discount rate, future price of oil and natural gas and exchange rates, comparing them with external market data.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

138

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for assets of the exploration and production cash generating units are acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2022.

3 – Evaluation of provisions for contingencies and disclosures for certain specific labor, civil and tax lawsuits

According to note 18 of the individual and consolidated financial statements.

Key audit matter	How the matter was addressed in our audit
The Company is involved as a defendant in labor, civil and tax lawsuits during the normal course of its activities. The Company records provisions for these lawsuits when it is probable that an outflow of cash will be required to settle a present obligation, and when the outflow can be reasonably estimated. The Company discloses a contingency whenever the loss prognosis of the lawsuit is considered possible, or when the loss prognosis is considered probable but it is not possible to reasonably estimate the amount of the outflow. We considered this subject to be a key audit matter due to the level of judgment embedded on estimating the related amounts, the loss prognosis and the likelihood of an outflow of resources, coming from certain labor, civil and tax lawsuits, considered the most significant.	Our audit procedures included, but were not limited to: – Tests of design and effectiveness of certain internal controls related to the process of evaluating the lawsuits, including controls related to the review and approval of the determination of the loss prognosis, the likelihood of an outflow of resources, and the estimate of the amount, as well as controls over the financial statements disclosures; – Assessment of the scope, competency, and objectivity of the internal and external legal advisors that support the Company on the definition of the loss prognosis, the estimated amounts, and the likelihood of an outflow of resources, as well as their professional qualifications and experience; – Assessment of confirmations, received directly from the external legal advisors and legal department representations, that included an assessment of loss prognosis, the estimate of the amounts and the likelihood of an outflow of resources. We compared these assessments and estimates to those used by the Company, and evaluated the sufficiency of the respective disclosures; and – Assessment of Company's ability to prepare these estimates by comparing the amounts paid upon resolution of legal proceedings during the year to the provisions amounts previously recognized. According to the evidence obtained from performing the procedures described above, we considered acceptable the level of provision for the lawsuits referred above, as well as to the respective disclosures in the individual and consolidated financial statements taken as a whole. for the year ended December 31, 2022.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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<table>
<tr><th colspan="2">4 - Evaluation of the estimate of the provision for decommissioning costs</th></tr>
<tr><td colspan="2">According to note 19 of the individual and consolidated financial statements.</td></tr>
<tr><td>Key audit matter</td><td>How the matter was addressed in our audit</td></tr>
<tr><td>As a part of its operations, the Company incurs on costs related to the obligation to restore and rehabilitate the environment upon the area abandonment.

The Company's estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration, the decommissioning and removal of oil and gas production facilities, as well as the timing and estimated costs of the abandonment.

We considered the evaluation of the estimate of the provision for decommissioning costs as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental repair, which is the criteria to be met when the removal and restoration actually occurs, the timing and estimated costs of abandonment.</td><td>Our audit procedures included, but were not limited to:

– Tests of design and effectiveness of certain internal controls related to the process of defining the provision for decommissioning areas estimate, including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of abandonment;

– Assessment of the assumptions of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil and gas reserve volumes certified by external reservoirs specialists hired by the Company;

– Assessment of the estimated costs of abandonment by comparing with external industry reports;

– Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, which included assessing the nature and scope of the work performed, and their professional qualifications and experience; and

– Assessment of Company's ability to prepare this estimate by comparing a sampling selection of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously recognized.

According to the evidence obtained from performing the procedures described above, we considered that the amount of provision for decommissioning costs is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2022.</td></tr>
</table>

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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141

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REPORT OF THE FISCAL COUNCIL

PETROBRAS

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, in a meeting held on this date, examined the following documents issued by PETROBRAS and appreciated by the Board of Directors, on March 1st, 2023: I - Report of the Administration of the 2022 Financial Year; II - Financial Statements for the year ended December 31, 2022 and III - Dividend Distribution Proposal for the year 2022.

Based on the examinations carried out, considering the accounting practices adopted in Brazil, the information provided by Management and the Independent Auditors' Report on the individual and consolidated Financial Statements, issued without reservations by KPMG Auditores Independentes Ltda., dated March 1st, 2023, the Fiscal Council believes that the documents presented are in a position to be appreciated by the Annual General Meeting of Shareholders of PETROBRAS.

The Fiscal Council members declare that they are not aware of any other events that may affect the Financial Statements for the year ended December 31, 2022.

Rio de Janeiro, March 1st, 2023.

Sergio Henrique Lopes de Sousa

Chairman

Janete Duarte Mol Counselor	Marisete Fátima Dadald Pereira Counselor
Michele da Silva Gonsales Torres Counselor	Patricia Valente Stierli Counselor

Eduardo Damazio da Silva Rezende

Technical Advisor

CRC/RJ- 084155/O-3

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SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - FISCAL YEAR 2022

PETROBRAS

To the Board of Directors of

Petróleo Brasileiro S.A.- Petrobras

Presentation

The Statutory Audit Committee (“SAC” or “Committee”) is a permanent body, directly linked to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (“Company”), has its own Internal Regulations (“Rules”), being governed by the rules provided for in Brazilian legislation and other regulations - especially by Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016, Decree No. 11,048, of April 18, 2022 and CVM Resolution No. 23, of February 25, 2021, and other applicable regulations, including the Sarbanes-Oxley Act (“SOx”) and rules issued by the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).

The Statutory Audit Committee's purpose is to assist the Board of Directors in the exercise of its functions, acting mainly on (i) the quality, transparency and integrity of the annual and quarterly consolidated financial statements; (ii) the effectiveness of the internal control processes for the production of financial reports; (iii) the performance, independence and quality of the work of the independent auditors and the Internal Auditors; (iv) risk management; (v) transactions with related parties; (vi) the actuarial calculations and results of the plans and benefits maintained by the Fundação Petrobras de Seguridade Social; (vii) monitoring the activities of the health care plan in the self-management modality; and (viii) the adequacy of actions to prevent and combat fraud and corruption.

The SAC is composed of 4 (four) members, chosen by the Board of Directors from among its members. At least 01 (one) of the members of the SAC must be a member of the Petrobras Board of Directors elected by the minority shareholders or by the holders of preferred shares.

Summary of activities in 2022

In the period from February 22, 2022 (after the ordinary meeting of the SAC that considered Petrobras' Financial Statements for the fiscal year ended on 12/31/2021) to March 1st, 2023 (date of the ordinary meeting of the SAC that analyzed the Petrobras' Financial Statements for the year ended 12/31/2022), Petrobras' Statutory Audit Committee held 51 meetings that covered 268 agendas, involving Board Members, Fiscal Council Members, Members of the Integrity Committee, Members of the Petrobras Ethics Committee, Executive Directors, Executive Managers, General Attorney, General Ombudsman, Internal Auditors, Independent Auditors, Internal and External Lawyers and members of Audit Committees of Petrobras Equity Interests, segregated as follows:

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(*) The main agendas are described in detail in items 3.1 to 3.10 of this Report.

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During this period, the SAC issued 115 manifestations, which represents an average of 2.3 manifestations per meeting. The manifestations can be requests, orientations and suggestions, as defined in the standard of operation of the SAC:

- Requests are those in which the responsible units must return to the Committee, according to the defined term or for periodic monitoring, such as follow-up;

- The guidelines are those that the Committee expects to be followed by the responsible units, with no mandatory return to the Committee, and are generally related to the matters referred;

- Suggestions are those issued to the responsible units, who will carry out an assessment of pertinence and opportunity for reception.

Over the period, 83 Requests were monitored, considering Requests issued in the period and in previous periods that were still open, of which 71 were answered in that period and the others are being answered.

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115 Manifestations issued by SAC in the period - by category
Suggestion; 4; 4%
Orientation; 28; 24%
Requests; 83; 72%

99 Requests Accompanied by the SAC in the period
17
61
5
1
11
4
2020
2021
2022
2023
Meeting attended
In attendance

In attendance; 28; 28%
Meeting attended; 71; 72%

99 Requests Accompanied by the SAC in the period- by responsible area
Meeting attended
In attendance
Total
INTERNAL AUDIT
LEGAL SERVICES
RISKS
COMPLIANCE
GOVERNANCE
INVESTOR RELATIONS
GENERAL OMBUDSMAN
HUMAN RESOURCES
SOCIAL RESPONSABILITY
INC
Local SAC TRANSPETRO
DGC
COMPARTILHADO AREA
INFORMATION SECURITY
CONTRIB
SACCO
TBG LOCAL SAC
PETROS
G&E
SAC
REX
INFORMATION TECHNOLOGY
HEALTH, SAFETY AND...
SEGEPE/SCA
PERFORMANCE AREA
STRATEGY AREA
ONL
SIPP
RES
ISC

Subtitle:
SACCO - Statutory Audit Committee of the Petrobras Conglomerate
CONTRIB - Accounting and Tax
DGC - Corporate Governance Board
G&E - Gas and Energy
INC – Corporate Integrity
ISC – Corporate Security and Intelligence
RES - Reservoirs
REX – External Relation
SIPP - Integrated Supervision of Pension Plans

Among the activities carried out in the year, the following stand out:

• Monitoring the process of preparing the financial statements and quarterly financial information, related to the year ended on December 31, 2022, through meetings with administrators and independent auditors;

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• Monitoring of the risk matrix classified as High and Very High, of Strategic Risks for reporting purposes to Senior Management, in addition to assessing the evolution of Petrobras' Risk Matrix, as well as the 2021 Integrated Report of Business Risk Management Activities;

• Receipt, forwarding and monitoring of complaints through the Integrity Report and the General Ombudsman's Integrated Report; and quarterly reserved session on allegations of high-risk and very high-risk fraud and corruption covering all activities, allegations and measures taken;

• Follow-up of the 2022 Internal Audit Annual Activity Plan, where the SAC became aware of the points of attention and recommendations arising from the work of the Internal Audit, as well as monitoring the remedial measures adopted by Management;

• Evaluation of Petrobras' related party transactions report, annual review of the Related Party Policy and assessment of 10 agendas for prior analysis of transactions with related parties;

• Monitoring of the Risk Matrix for Internal Controls and Fraud and Corruption (contemplating the challenges and mitigation actions, and the materiality matrix to support the selection of these challenges to the risks of fraud and corruption);

• Evaluation of the Semiannual Management Report on the Sponsorship of Pension Plans Benefits, Annual Review of the Petrobras CVM 2022 Actuarial Assumptions and follow-up of the Governance and Investment Policy of Petros Foundation;

• Monitoring of the Petrobras Health Association (APS);

• Holding of 2 (two) joint meetings with the Fiscal Council, and holding of 13 meetings, as agenda items, with the Audit Committee of the Petrobras Conglomerate (SACCO) and with the audit committees of the companies of the Petrobras conglomerate that have SAC (Local SAC), namely: Transpetro SAC, TBG SAC and Gaspetro SAC;

• Monitoring the evolution of the Internal Controls automation project and the #tranS4mar Project, which encompasses a set of technological transformations and whose main initiative is changing the integrated management system (ERP);

• Follow-up of the project related to social initiatives aimed at families in socially vulnerable situations, to contribute to access to essential inputs, with a focus on LPG.

Recommendations to the Executive Board

In the debates established in the meetings, held in the period in question, with the managers of the various areas of the Company, recommendations were made for improving the control processes and business management. The manifestations and the respective services are duly recorded in the minutes. The SAC periodically monitors the implementation of these improvements and suggested adjustments.

The Statutory Audit Committee believes that the recommendations made over the period covered by this SAC activity report – whose Action Plans are concluded or in progress – were surrounded by satisfactory mitigation procedures, aiming to minimize any risks of internal controls that could impact the financial statements for the fiscal year ended on 12/31/2022.

Conclusions and recommendation to the Board of Directors

During the year of 2022, the members of the Statutory Audit Committee, bearing in mind the attributions and limitations inherent to the scope of their performance, considering all the analyzes, studies and debates carried out during the meetings and the monitoring and supervision work carried out, previously here described in summary form, concluded that:

(i) the internal control processes for the production of financial reports were effective and the actions to prevent and combat fraud and corruption were adequate;

(ii) the Independent Audit was effective and no occurrence was reported that could compromise its independence;

(iii) the management and monitoring of the main risk factors was managed by Management;

(iv) transactions with related parties evaluated and monitored in the period complied with Petrobras' Policy on Transactions with Related Parties and provided evidence regarding the existence of strictly commutative conditions, transparency, equity, interest of the Company and adequate and timely disclosure; and

(v) the parameters on which the actuarial calculations were based, as well as the result of the benefit plans maintained by the Petrobras Social Security Foundation are reasonable and in line with the best market practices.

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The year of 2022 was a very productive period for Petrobras' Statutory Audit Committee, with emphasis on the activities of monitoring the quality of financial statements, internal controls, compliance and risk management, in order to ensure balance, the transparency and integrity of the financial information published for investors.

In this context, as a result of all the monitoring and supervision work carried out by the Committee, SAC declares that no significant divergence situation has been identified between Management, KPMG's Independent Auditors and the Statutory Audit Committee itself in relation to the financial statements for the year ended December 31, 2022, with all relevant facts adequately disclosed in the audited Financial Statements for ended December 31, 2022.

The Statutory Audit Committee registers acknowledgement and recognition to the members of the Statutory Audit Committee Marcio Andrade Weber, Murilo Marroquim de Souza and Rodrigo de Mesquita Pereira for their relevant contributions to the work carried out by the Committee.

Rio de Janeiro, March 1st, 2023.

Edison Antonio Costa Britto Garcia

Chairman of the Statutory Audit Committee

Francisco Petros

Member of the Statutory Audit Committee

Financial and corporate accounting specialist

Gileno Gurjão Barreto

Member of the Statutory Audit Committee

Financial and corporate accounting specialist

Valdir Augusto de Assunção

Member of the Statutory Audit Committee

Financial and corporate accounting specialist

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PETROBRAS

PETR B3 LISTED N2 | PBR LISTED NYSE | PBRA LISTED NYSE | XPBRA | XPBR

MINISTÉRIO DE MINAS E ENERGIA

GOVERNO FEDERAL BRASIL UNIÃO E RECONSTRUÇÃO

150

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer